Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

COLUMBIA financial, INC. (a Delaware corporation)

COLUMBIA FINANCIAL, inc. (a Maryland corporation)

COLUMBIA bank MHC

AND

NORTHFIELD bancorp, inc.

Dated as of January 31, 2026

TABLE OF CONTENTS

Page

ARTICLE I THE MERGER		2

1.1	The Merger	2
1.2	Closing	3
1.3	Effective Time	3
1.4	Effects of the Merger	3
1.5	The Conversion	3
1.6	Articles of Incorporation of Surviving Corporation	3
1.7	Bylaws of Surviving Corporation	4
1.8	Tax Consequences	4
1.9	Bank Merger	4

ARTICLE II EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF SHARES		4

2.1	Effect on Capital Stock	4
2.2	Proration	6
2.3	Election and Exchange Procedures	7
2.4	Treatment of Northfield Equity Awards	11
2.5	Rights as Stockholders; Stock Transfers	12
2.6	Adjustments to Preserve Tax Treatment	12
2.7	Statutory Rights of Appraisal	13

ARTICLE III REPRESENTATIONS AND WARRANTIES OF NORTHFIELD		13

3.1	Corporate Organization	14
3.2	Capitalization	16
3.3	Authority; No Violation	17
3.4	Consents and Approvals	18
3.5	Reports	19
3.6	Financial Statements	19
3.7	Broker’s Fees	21
3.8	Absence of Certain Changes or Events	22
3.9	Legal Proceedings	22
3.10	Taxes and Tax Returns	22
3.11	Employees	23
3.12	SEC Reports	27
3.13	Compliance with Applicable Law	28
3.14	Certain Contracts	29
3.15	Northfield Supervisory Actions	31
3.16	Risk Management Instruments	32
3.17	Environmental Matters	32
3.18	Investment Securities	33

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3.19	Real Property	33
3.20	Intellectual Property	33
3.21	Loan Portfolio	35
3.22	Insurance	36
3.23	Sanctions, Anti-Money Laundering and Anti-Corruption Laws	37
3.24	Deposits	38
3.25	Related Party Transactions	39
3.26	State Takeover Laws	39
3.27	Reorganization	39
3.28	Opinion	39
3.29	Northfield Information	39
3.30	No Other Representations or Warranties	39

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF COLUMBIA		40

4.1	Corporate Organization	40
4.2	Capitalization	42
4.3	Authority; No Violation	43
4.4	Consents and Approvals	44
4.5	Reports	45
4.6	Financial Statements	46
4.7	Broker’s Fees	48
4.8	Absence of Certain Changes or Events	48
4.9	Legal Proceedings	48
4.10	Taxes and Tax Returns	49
4.11	Employees	49
4.12	SEC Reports	51
4.13	Compliance with Applicable Law	51
4.14	Certain Contracts	52
4.15	Columbia Supervisory Actions	53
4.16	Risk Management Instruments	53
4.17	Environmental Matters	54
4.18	Investment Securities	54
4.19	Real Property	54
4.20	Intellectual Property	55
4.21	Loan Portfolio	55
4.22	Insurance	56
4.23	State Takeover Laws	56
4.24	Reorganization	56
4.25	Opinion	56
4.26	Columbia Information	56
4.27	Sanctions, Anti-Money Laundering and Anti-Corruption Laws	57
4.28	Deposits.	58
4.29	Merger Consideration	58
4.30	No Other Representations or Warranties	58

-ii-

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		59

5.1	Conduct of Business by Northfield Prior to the Effective Time	59
5.2	Forbearances of Northfield	59
5.3	Conduct of Businesses by the Columbia Parties Prior to the Effective Time	65
5.4	Forbearances of Columbia	65

ARTICLE VI ADDITIONAL AGREEMENTS		66

6.1	Regulatory Matters	66
6.2	Access to Information; Confidentiality	68
6.3	Stockholder Approvals	69
6.4	Legal Conditions to Merger	70
6.5	Stock Exchange Listing	70
6.6	Employee Matters	70
6.7	Indemnification; Directors’ and Officers’ Insurance	75
6.8	Additional Agreements	76
6.9	Advice of Changes	76
6.10	Stockholder Litigation	76
6.11	Corporate Governance	77
6.12	No Solicitation	78
6.13	Public Announcements	79
6.14	Change of Method	79
6.15	Takeover Statutes	80
6.16	Treatment of Northfield Indebtedness	80
6.17	Exemption from Liability Under Section 16(b)	80
6.18	Tax Cooperation	80
6.19	Operating Functions	81
6.20	MHC Conversion from Mutual to Stock Form	81
6.21	Northfield Bank Foundation	84

ARTICLE VII CONDITIONS PRECEDENT		84

7.1	Conditions to Each Party’s Obligation to Effect the Merger	84
7.2	Conditions to Obligations of the Columbia Parties	85
7.3	Conditions to Obligations of Northfield	86

ARTICLE VIII TERMINATION AND AMENDMENT		87

8.1	Termination	87
8.2	Effect of Termination and Abandonment	88

ARTICLE IX GENERAL PROVISIONS		90

9.1	Amendment	90
9.2	Extension; Waiver	90
9.3	Nonsurvival of Representations, Warranties and Agreements	90
9.4	Expenses	90

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9.5	Notices	91
9.6	Interpretation	92
9.7	Counterparts	92
9.8	Entire Agreement	92
9.9	Governing Law; Jurisdiction	93
9.10	Waiver of Jury Trial	93
9.11	Assignment; Third-Party Beneficiaries	94
9.12	Specific Performance	94
9.13	Severability	94
9.14	Confidential Supervisory Information	95
9.15	Delivery by Facsimile or Electronic Transmission	95

Exhibit A	FORM OF NORTHFIELD SUPPORT AGREEMENT	A-1
Exhibit B	FORM OF COLUMBIA SUPPORT AGREEMENT	B-1
Exhibit C	FORM OF BANK MERGER AGREEMENT	C-1

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INDEX OF DEFINED TERMS

Page

ACL	22
Acquisition Proposal	70
affiliate	94
Aggregate ESOP Consideration	74
Aggregate Merger Consideration	57
Agreement	1
Anti-Money Laundering Laws	38
Articles of Merger	3
Bank Merger	4
Bank Merger Act	18
Bank Merger Agreement	4
Bank Merger Certificate	4
business day	94
Call Reports	21
CARES Act	29
Cash Consideration	5
Cash Conversion Number	6
Cash Election	5
Cash Election Shares	5
Certificate of Merger	3
Chosen Courts	95
Closing	3
Closing Date	3
Code	1
Collective Bargaining Agreement	27
Columbia	1
Columbia Bank	4
Columbia Benefit Plans	50
Columbia Board Recommendation	69
Columbia Bylaws	41
Columbia Certificate	41
Columbia Contract	53
Columbia Designated Stockholders	2
Columbia Disclosure Schedule	40
Columbia Equity Awards	43
Columbia Meeting	69
Columbia Options	42
Columbia Owned Properties	55
Columbia PAIP	72
Columbia Parties	1
Columbia PRSA Awards	43
Columbia Real Property	55
Columbia Regulatory Agencies	46
Columbia Reports	51

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Columbia Restricted Stock Awards	42
Columbia Subsidiaries	42
Columbia Supervisory Action	54
Columbia Support Agreement	2
Confidentiality Agreement	69
Conversion	1
Conversion Offerings	84
Conversion Price Per Share	3
Conversion Prospectus	84
Conversion Registration Statement	45
DGCL	2
Dissenting Shares	13
DOL	24, 25
Effective Time	3
Election	7
Election Deadline	8
Eligibility Criteria	78
Employee Benefit Plan	24
Enforceability Exceptions	18
Environmental Laws	33
ERISA	24
ERISA Affiliate	24
ERRP	72
ESOP Termination Date	75
ESOP Vote	74
Exchange Act	21
Exchange Agent	8
FCPA	37
FDIC	15
Federal Reserve Board	18
Final Independent Valuation	5
Form of Election	8
Form S-4	19
GAAP	14
Governmental Entity	19
HOLA	14
HSR Act	19
Independent Valuation	3
Intellectual Property	35
Intended Tax Treatment	2
IRS	24
IT Assets	35
Joint Proxy Statement/Prospectus	19
Key Employee	62
knowledge	94
Liens	17

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Loans	35
made available	94
Mailing Date	8
Material Adverse Effect	14
Materially Burdensome Regulatory Condition	68
Merger	3
Merger Consideration	6
Merger Exchange Ratio	5
MGCL	3
MHC	1
Midpoint	85
MSDAT	3
Multiemployer Plan	24
Multiple Employer Plan	25
Newco	1
Newco Articles	41
Newco Bylaws	41
Newco Common Stock	3
Newco Share Issuance	44
Non-Election Shares	6
Northfield	1
Northfield Bank	4
Northfield Bank Directors	78
Northfield Benefit Plans	24
Northfield Board Recommendation	69
Northfield Bylaws	15
Northfield Charter	15
Northfield Common Stock	5
Northfield Contract	31
Northfield Designated Stockholders	2
Northfield Directors	78
Northfield Disclosure Schedule	14
Northfield ESOP	74
Northfield Indemnified Parties	76
Northfield Insiders	82
Northfield Meeting	69
Northfield Option	11
Northfield Owned Properties	33
Northfield PRSUs	12
Northfield Qualified Plans	25
Northfield Real Property	34
Northfield Regulatory Agencies	19
Northfield Reports	28
Northfield Restricted Stock	12
Northfield Securities	16
Northfield Subsidiary	16

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Northfield Subsidiary Securities	17
Northfield Supervisory Action	32
Northfield Support Agreement	2
OCC	4
OFAC	38
Per Share Cash Consideration	5
Permitted Encumbrances	33
person	94
Personal Data	28
Plan of Conversion	1
Preliminary Midpoint	85
Premium Cap	77
Recommendation Change	70
Release	72
Representatives	79
Requisite Columbia Vote	44
Requisite Northfield Vote	18
Requisite Regulatory Approvals	67
Sanctioned Country	38
Sanctions	38
Sarbanes-Oxley Act	21
SEC	14
Securities Act	28
Stock Consideration	5
Stock Election	5
Stock Election Shares	5
Subsidiary	15
Surviving Bank	4
Surviving Corporation	3
Takeover Statutes	39
Tax	24
Tax Authority	24
Tax Return	24
Termination Date	89
Termination Fee	90
Title IV Plan	25
Valuation Range	85

-viii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 31, 2026 (this “Agreement”), is by and between Northfield Bancorp, Inc., a Delaware corporation (“Northfield”), Columbia Financial, Inc., a Delaware corporation (“Columbia”), Columbia Financial, Inc., a Maryland corporation (“Newco”) and Columbia Bank MHC, a federally chartered mutual holding company (the “MHC”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of Northfield has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Northfield and Northfield’s stockholders, and declared that this Agreement is advisable, and (ii) approved the execution, delivery and performance by Northfield of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of each of Columbia, Newco and the MHC (collectively, the “Columbia Parties”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of their respective stockholders and members, as applicable, and declared that this Agreement is advisable, and (ii) approved the execution, delivery and performance by each of the Columbia Parties of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, in connection with the transactions described in this Agreement, it is intended that the MHC will convert from the mutual form of organization to the capital stock form of organization (the “Conversion”), and that in connection with such Conversion, (i) Columbia Bank, the wholly owned subsidiary of Columbia, will become a wholly owned subsidiary of Newco and (ii) Newco will conduct a subscription offering of its common stock, and if necessary a community and/or firm commitment underwritten offering, and an exchange offering to the existing public stockholders of Columbia, all pursuant to a plan of conversion and reorganization, subject to regulatory review and amendment in connection with such review as provided therein (the “Plan of Conversion”);

WHEREAS, the Board of Directors of Northfield, subject to the terms of this Agreement, has resolved to recommend that Northfield’s stockholders approve this Agreement and to submit this Agreement to Northfield’s stockholders for approval;

WHEREAS, the Board of Directors of Columbia, subject to the terms of this Agreement, has resolved to recommend that Columbia’s stockholders approve this Agreement and to submit this Agreement to Columbia’s stockholders for approval;

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code and (ii) the Bank Merger shall qualify as a “reorganization” within the meaning of the Code, and this Agreement is intended to be adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code (clauses (i) and (ii) collectively, the “Intended Tax Treatment”);

WHEREAS, each of the members of the Board of Directors of Northfield (such individuals, the “Northfield Designated Stockholders”) are supportive of this Agreement and the transactions contemplated hereby, including the Merger, and have determined that it is in their best interests to provide for their collective support for this Agreement and such transactions and, concurrently with the execution of this Agreement, are entering into a support agreement, substantially in the form of Exhibit A hereto (the “Northfield Support Agreement”), pursuant to which, among other things, each of the Northfield Designated Stockholders is agreeing, subject to the terms of the Northfield Support Agreement, to vote all shares of Northfield Common Stock such holder owns and has the sole power to vote or direct the voting thereof in favor of the approval and adoption of this Agreement, and the Northfield Support Agreement is further a condition and inducement for the Columbia Parties to enter into this Agreement;

WHEREAS, each of the members of the Board of Directors of Columbia (such individuals, the “Columbia Designated Stockholders”) are supportive of this Agreement and the transactions contemplated hereby, including the Merger, and have determined that it is in their best interests to provide for their collective support for this Agreement and such transactions and, concurrently with the execution of this Agreement, are entering into a support agreement, substantially in the form of Exhibit B hereto (the “Columbia Support Agreement”), pursuant to which, among other things, each of the Columbia Designated Stockholders is agreeing, subject to the terms of the Columbia Support Agreement, (i) to vote all shares of Columbia Common Stock such holder owns and has the sole power to vote or direct the voting thereof in favor of the approval and adoption of this Agreement and (ii) to vote all shares of Columbia Common Stock such holder owns and has the sole power to vote or to direct the voting thereof in favor of the approval and adoption of the Plan of Conversion, and the Columbia Support Agreement is further a condition and inducement for Northfield to enter into this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions contemplated hereby and also to prescribe certain conditions thereto.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

Article I

THE MERGER

1.1            The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (as amended from time to time, the “DGCL”) and the Maryland General Corporation Law (as amended from time to time, the “MGCL”), at the Effective Time, Northfield shall merge with and into Newco (the “Merger”). At the Effective Time, (i) Newco shall be the surviving corporation in the Merger (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) and shall succeed to and assume all of the rights and obligations of Northfield in accordance with the DGCL and the MGCL and (ii) the Surviving Corporation shall continue its corporate existence under the laws of the State of Maryland. Upon consummation of the Merger, the separate corporate existence of Northfield shall terminate.

1.2            Closing Subject to the terms and conditions of this Agreement and the satisfaction or waiver (subject to applicable law) of all of the conditions set forth in Article VII (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), the closing of the Merger (the “Closing”) will take place by electronic exchange of documents at 10:00 a.m., New York City time, on the date of the closing of the Conversion, immediately following the closing of the Conversion, unless another date, time or place is agreed to in writing by Northfield and Columbia. The date on which the Closing occurs is referred to as the “Closing Date.”

1.3            Effective Time. Subject to the provisions of this Agreement, the parties shall cause to be filed a certificate of merger, in accordance with the DGCL, with the Secretary of State of the State of Delaware (the “Certificate of Merger”) and articles of merger in accordance with Section 3-109 of the MGCL (the “Articles of Merger”) with the Maryland State Department of Assessments and Taxation (“MSDAT”). The Merger shall become effective at such time as specified in the Certificate of Merger and the Articles of Merger in accordance with the relevant provisions of the DGCL and the MGCL, or at such other time as shall be provided by applicable law (such time hereinafter referred to as the “Effective Time”).

1.4            Effects of the Merger At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DGCL, the MGCL and this Agreement.

1.5            The Conversion. Contemporaneous with the adoption of this Agreement, the Boards of Directors of the MHC, Columbia and Columbia Bank are adopting the Plan of Conversion to convert into the capital stock form of organization. Newco has been organized and incorporated to (i) succeed to the rights and obligations of the MHC and Columbia, (ii)  become the parent of Columbia Bank upon the closing of the Conversion and (iii) to offer for sale shares of common stock, based on the appraised pro forma market value of the Newco Common Stock issued in the Conversion, and any updates, as determined by the Independent Appraiser (as defined in the Plan of Conversion) (the “Independent Valuation”). The price per share of the shares of common stock, par value $0.01 per share, of Newco (the “Newco Common Stock”) to be issued in the Conversion is referred to as the “Conversion Price Per Share”. The Conversion Price Per Share will be $10.00. The shares of Newco Common Stock to be issued in connection with the Merger may be either shares unsubscribed for in the Conversion subscription offering, or to the extent such shares are unavailable, authorized but unissued shares of Newco Common Stock, which shares shall be issued immediately following completion of the Conversion.

1.6            Articles of Incorporation of Surviving Corporation. At the Effective Time, the articles of incorporation of Newco in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.7            Bylaws of Surviving Corporation At the Effective Time, the bylaws of Newco in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.8            Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

1.9            Bank Merger.

(a)            Immediately following the Merger, Newco shall cause Northfield Bank, a federal savings bank chartered under the laws of United States and a wholly owned Subsidiary of Northfield, to merge (the “Bank Merger”) with and into Columbia Bank, a federal savings bank chartered under the laws of the United States and a wholly owned Subsidiary of Columbia (“Columbia Bank”), with Columbia Bank as the surviving entity (the “Surviving Bank”). Promptly after the date of this Agreement, Columbia shall cause Columbia Bank and Northfield shall cause Northfield Bank to enter into an agreement and plan of merger with Columbia Bank in substantially the form set forth in Exhibit C (the “Bank Merger Agreement”). Each of Northfield and Columbia shall approve the Bank Merger Agreement and the Bank Merger as the sole stockholder of Northfield Bank and Columbia Bank, respectively, and Northfield and Columbia shall, and shall cause Northfield Bank and Columbia Bank, respectively, to, execute articles of merger and such other documents and certificates and to file such documents and certificates with the Office of the Comptroller of the Currency (the “OCC”) as are necessary to make the Bank Merger effective (the “Bank Merger Certificate”). The Bank Merger shall become effective at such time and date as specified in the Bank Merger Certificate in accordance with applicable law, or at such other time as shall be provided by applicable law.

It is intended that the Bank Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that the Bank Merger Agreement is intended to be and will be adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

Article II

EFFECT OF THE MERGER ON the CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; Exchange of Shares

2.1            Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:

(a)            Cancellation of Treasury Stock; Conversion of Shares Owned by Subsidiaries. Each share of Northfield capital stock (including the Northfield Common Stock) that is owned by Northfield (other than shares held in a fiduciary or agency capacity or in satisfaction of debts previously contracted), the MHC, Columbia or by Newco (other than shares of Northfield Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Northfield, the MHC, Columbia or Newco in respect of debts previously contracted), shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b)            Conversion of Northfield Common Stock. Each share of common stock, par value $0.01 per share, of Northfield (the “Northfield Common Stock”) issued and outstanding immediately prior to the Effective Time, including shares of Northfield Restricted Stock and Northfield PRSUs, (other than shares cancelled and retired or converted pursuant to Section 2.1(a), and other than Dissenting Shares shall be converted, at the election of the holder thereof in accordance with the procedures set forth in Section 2.2 and Section 2.3 into the right to receive either shares of Newco Common Stock (the “Stock Consideration”) or cash (the “Cash Consideration”), without interest, as follows:

(i)            if the Independent Valuation immediately prior to the closing of the Conversion (the “Final Independent Valuation”) is less than $2,300,000,000, (a) 1.425 shares of Newco Common Stock (the “Merger Exchange Ratio”) for each share of Northfield Common Stock with respect to which an election to receive Newco Common Stock has been effectively made and not revoked pursuant to Section 2.3 (a “Stock Election” and collectively the “Stock Election Shares”) or (b) $14.25 in cash for each share of Northfield Common Stock (the “Per Share Cash Consideration”) with respect to which an election to receive cash has been effectively made and not revoked pursuant to Section 2.3 (a “Cash Election” and collectively the “Cash Election Shares”);

(ii)            if the Final Independent Valuation is equal to or greater than $2,300,000,000 and less than $2,600,000,000, (a) the Merger Exchange Ratio shall be increased to 1.450 shares of Newco Common Stock for each share of Northfield Common Stock subject to a Stock Election and (b) the Per Share Cash Consideration shall be increased to $14.50 for each share of Northfield Common Stock subject to a Cash Election; or

(iii)            if the Final Independent Valuation is equal to or greater than $2,600,000,000, (a) the Merger Exchange Ratio shall be increased to 1.465 shares of Newco Common Stock for each share of Northfield Common Stock subject to a Stock Election and (b) the Per Share Cash Consideration shall be increased to $14.65 for each share of Northfield Common Stock subject to a Cash Election.

Holders of shares of Northfield Common Stock that have not made a valid Cash Election or Stock Election pursuant to Section 2.3 are sometimes referred to herein as “Non-Election Shares”) will receive Cash Consideration or Stock Consideration, as determined in the sole discretion of Newco, subject to the provisions of Section 2.2(b). The Cash Consideration and Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

(c)            Effect of Conversion of Northfield Common Stock. All of the shares of Northfield Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, a “Certificate,” it being understood that any reference herein to “Certificate” shall be deemed to include reference to book entry account statements relating to the ownership of shares of Northfield Common Stock) previously representing any such shares of Northfield Common Stock shall thereafter represent only the right to receive for each such share of Northfield Common Stock (i) the Merger Consideration, (ii) cash in lieu of fractional shares which the shares of Northfield Common Stock represented by such Certificate have been converted into pursuant to this Section 2.1 and Section 2.2(l), without any interest thereon and (iii) any dividends or distributions which the holder thereof has, in each case, without any interest thereon.

(d)            Certain Adjustments. If, prior to the Effective Time, the outstanding shares of Columbia Common Stock or Northfield Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split or other similar structural change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Merger Exchange Ratio and/or the Per Share Cash Consideration to give Columbia and the holders of shares of Northfield Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing contained in this sentence shall be construed to permit Northfield or Columbia to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

2.2            Proration.

(a)            Notwithstanding any other provision contained in this Agreement the number of shares of Northfield Common Stock to be converted into the Cash Consideration (the “Cash Conversion Number”) shall be no greater than the product obtained by multiplying (x) the number of shares of Northfield Common Stock issued and outstanding as of the Effective Time (excluding shares of Northfield Common Stock to be canceled as provided in Section 2.1(a)) by (y) 0.30, it being understood that all of the other shares of Northfield Common Stock shall be converted into Stock Consideration (in each case excluding shares of Northfield Common Stock to be canceled as provided in Section 2.1(a) and Dissenting Shares); provided, however, if either of the tax opinions referred to in Section 7.2(d) or 7.3(d) cannot be rendered (as reasonably determined, in each case, by the counsel charged with giving such opinion) as a result of the Merger potentially failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, Newco shall reduce the number of shares of Northfield Common Stock entitled to receive the Cash Consideration and correspondingly increase the number of shares of Northfield Common Stock entitled to receive the Stock Consideration by the minimum amount necessary to enable the Merger to satisfy such continuity of interest requirement.

(b)            Within five (5) business days after the Effective Time, Newco shall cause the Exchange Agent to effect the allocation among holders of Northfield Common Stock of the right to receive the Cash Consideration and the Stock Consideration as follows:

(i)            If the number of Cash Election Shares is greater than the Cash Conversion Number, then:

(A)            all Stock Election Shares, and such number of Non-Election Shares as determined in the sole discretion of Newco, shall be converted into the right to receive the Stock Consideration such that the number of Cash Election Shares to be converted does not exceed the Cash Conversion Number; and

(B)            the Cash Election Shares of each holder thereof shall be converted into the right to receive the Stock Consideration in respect of that number of Cash Election Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which the Cash Election Shares exceed the Cash Conversion Number and the denominator of which is the total number of Cash Election Shares, with the remaining number of each such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

(ii)            If the number of Cash Election Shares is equal to or less than the Cash Conversion Number, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and all Stock Election Shares, and such number of Non-Election Shares as determined in the sole discretion of Newco, shall be converted into the right to receive the Stock Consideration, subject to the Cash Conversion Number.

2.3            Election and Exchange Procedures.

(a)            Each holder of Northfield Common Stock may specify in a request made in accordance with the provisions of this Section 2.3 (herein called an “Election”) (x) the number of shares of Northfield Common Stock owned by such holder with respect to which such holder of Northfield Common Stock desires to make a Stock Election and (y) the number of shares of Northfield Common Stock owned by such holder of Northfield Common Stock with respect to which such holder of Northfield Common Stock desires to make a Cash Election.

(b)            Newco shall prepare a form reasonably acceptable to Northfield (the “Form of Election”) which shall be mailed to Northfield’s stockholders entitled to vote at the Northfield Meeting so as to permit stockholders of Northfield to exercise their right to make an Election prior to the Election Deadline.

(c)            The Form of Election shall be mailed to each holder of Northfield Common Stock on or about the time the Joint Proxy Statement/Prospectus is mailed to Northfield stockholders entitled to vote (the “Mailing Date”) and shall use all reasonable efforts to make available as promptly as possible a Form of Election to any stockholder of Northfield who requests such Form of Election following the Mailing Date and prior to the Election Deadline.

(d)            Any Election shall have been made properly only if the person authorized to receive Elections and to act as Exchange Agent under this Agreement, which person shall be designated by Newco and reasonably acceptable to Northfield (the “Exchange Agent”), pursuant to an agreement entered into prior to Closing shall have received, by 5:00 p.m. local time in the city in which the principal office of such Exchange Agent is located, on the date of the Election Deadline a Form of Election properly completed and signed accompanied by the Certificates representing Northfield Common Stock as to which such Form of Election is being made or by an appropriate guarantee of delivery of such Certificates, as set forth in the Form of Election, it being understood no Certificate need be delivered for Northfield stockholders who hold shares in book-entry form. As used herein, “Election Deadline” means 5:00 p.m. on the date that as reasonably determined by Newco is as close as possible to the fifth business day prior to date on which the Closing occurs. Northfield and Newco shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than twenty (20) business days before and at least ten (10) business days prior to the Election Deadline.

(e)            Any stockholder of Northfield may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed, revised Form of Election. If Newco, after consultation with the Exchange Agent, shall determine in its reasonable discretion that any Election is not properly made with respect to any shares of Northfield Common Stock, such Election shall be deemed to be not in effect, and the shares of Northfield Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f)            All Elections shall be revoked automatically if the Exchange Agent is notified in writing by Newco or Northfield that this Agreement has been terminated in accordance with Article VIII.

(g)            If any portion of the Merger Consideration is to be paid to a person other than the person in whose name a Certificate surrendered pursuant to Section 2.3(i) is registered, it shall be a condition to such payment that such Certificate shall be properly endorsed or otherwise be in proper form for transfer, as applicable, and the person requesting such payment shall inform the Exchange Agent, pursuant to an agreement entered into prior to Closing, whether any transfer or other similar Taxes are required as a result of such payment to a person other than the registered holder of such Certificate, or establish to the reasonable satisfaction of the Exchange Agent that such Taxes are not payable. If such transfer or other similar Taxes are payable pursuant to the preceding sentence, then the Exchange Agent shall withhold and deduct from the Merger Consideration (including cash in lieu of fractional shares of Newco Common Stock) otherwise payable pursuant to this Agreement to the designated person other than the registered holder such amounts as the Exchange Agent determines is necessary based on the information supplied by the registered holder. The Exchange Agent (or, subsequent to the twelve-month anniversary of the Effective Time, Newco) shall be entitled to deduct and withhold from the Merger Consideration (including cash in lieu of fractional shares of Newco Common Stock) otherwise payable pursuant to this Agreement to any holder of Northfield Common Stock such amounts as the Exchange Agent or Newco, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent that any amounts are withheld by the Exchange Agent or Newco, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Northfield Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Newco, as the case may be.

(h)            At least one (1) business day prior to the Effective Time, Newco shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Northfield Common Stock pursuant to this Article II (i) certificates, or at Newco’s option, evidence of shares in book-entry form, representing the shares of Newco Common Stock, sufficient to pay the aggregate Stock Consideration required pursuant to this Article II, and (ii) an aggregate amount of cash sufficient to pay the Cash Consideration and the estimated amount of cash to be paid in lieu of fractional shares of Newco Common Stock, each to be given to the holders of Northfield Common Stock in exchange for Certificates pursuant to this Article II. Upon the twelve (12) month anniversary of the Effective Time, any such cash or certificates remaining in the possession of the Exchange Agent, together with any earnings in respect thereof, shall be delivered to Newco. Any holder of Certificates who has not theretofore exchanged his or her Certificates or for the Merger Consideration pursuant to this Article II shall thereafter be entitled to look exclusively to Newco and only as a general creditor thereof, for the Merger Consideration, as applicable, to which he or she may be entitled upon exchange of such Certificates pursuant to this Article II. If outstanding Certificates are not surrendered, or the payment for the Certificates is not claimed prior to the date on which such payment would otherwise escheat to or become the property of any Governmental Entity, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of Newco (and to the extent not in its possession shall be delivered to it), free and clear of all Liens of any person previously entitled to such property. Neither the Exchange Agent nor any of the parties hereto shall be liable to any holder of Northfield Common Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Newco and the Exchange Agent shall be entitled to rely upon the stock transfer books of Northfield to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto.

(i)            Promptly after the Effective Time, but in no event later than five (5) business days thereafter, Newco shall cause the Exchange Agent to mail or deliver to each person who did not surrender, or who improperly surrendered, such stockholder’s Certificates to the Exchange Agent and who was, immediately prior to the Effective Time, a holder of record of Northfield Common Stock a notice advising such holders of the effectiveness of the Merger, including a form of letter of transmittal in a form reasonably satisfactory to Newco and Northfield containing instructions for use in effecting the surrender of Certificates in exchange for the Merger Consideration which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon with respect to shares evidenced by Certificates, upon proper delivery of the Certificates and the transmittal materials, duly, completely and validly executed in accordance with the instructions thereto. Upon surrender to the Exchange Agent of a Certificate for cancellation together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall promptly be provided in exchange therefor, but in no event later than five (5) business days after due surrender, (x) a certificate, or at the election of Newco, a statement reflecting shares issued in book-entry form, representing the number of whole shares of Newco Common Stock that such holder is entitled pursuant to this Article II, and (y) a check in the amount equal to the sum of (A) the cash portion of the Merger Consideration that such holder has the right to receive in respect of such Certificate surrendered pursuant to this Article II, (B) any cash in lieu of fractional shares pursuant to Section 2.3(l) and (C) any dividends or other distributions that such holder is entitled pursuant to Section 2.3(k), and the Certificate so surrendered shall forthwith be canceled. No interest will accrue or be paid with respect to any property to be delivered upon surrender of Certificates.

(j)            In the event any Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate(s) to be lost, stolen or destroyed and, if required by Newco or the Exchange Agent, the posting by such person of a bond in customary amount as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate(s), Newco shall cause the Exchange Agent to issue the Merger Consideration, and any cash, unpaid dividends or other distributions that would be payable or deliverable, in respect of the shares of Northfield Common Stock represented by such lost, stolen or destroyed Certificates.

(k)            No dividends or other distributions with respect to Newco Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Newco Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to subsection (l) below, and no such dividends, other distributions and cash in lieu of fractional shares of Newco Common Stock shall be paid by Newco to the Exchange Agent, in each case until the surrender of such Certificate in accordance with subsection (l) below. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of the whole shares of Newco Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, (x) the cash portion of the Merger Consideration that such holder has the right to receive in respect of such Certificate surrendered pursuant to this Article II and (y) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Newco Common Stock and the amount of any cash payable in lieu of a fractional share of Newco Common Stock to which such holder is entitled pursuant to subsection (l), and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Newco Common Stock. Newco shall make available to the Exchange Agent cash for these purposes, if necessary.

(l)            Notwithstanding any other provision hereof, no fractional shares of Newco Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; no dividend or distribution by Newco shall relate to such fractional share interests; and such fractional share interests will not entitle the owner thereof to vote or to any rights as a stockholder of Newco. In lieu of any such fractional shares, Newco shall pay to each holder of a fractional share of Newco Common Stock an amount of cash (without interest) determined by multiplying the Per Share Cash Consideration by the fraction of a share of Newco Common Stock which such holder would otherwise be entitled to receive pursuant to Section 2.1(b)(ii) above. No interest will be paid on the cash that the holders of such fractional shares shall be entitled to receive upon such delivery. Notwithstanding any other provision contained in this Agreement, funds utilized to acquire fractional shares as aforesaid shall be furnished by Newco on a timely basis and shall in no event be derived from or diminish the Cash Consideration available for distribution as part of the Merger Consideration.

2.4            Treatment of Northfield Equity Awards.

(a)            Treatment of Stock Options.

(i)            Effective as of the Effective Time, each option to purchase a share of Northfield Stock (“Northfield Option”), whether vested or unvested, that is outstanding as of immediately prior to the Effective Time, shall fully vest and cease to represent a right to acquire shares of Northfield Common Stock and shall be converted automatically, without any required action on the part of Northfield or any holder of such Northfield Option, into an option to purchase shares of Newco Common Stock in an amount and at an exercise price determined as provided below. Newco shall assume each Northfield Option, and, thereafter, each such assumed Northfield Option shall continue to be subject to the terms of the applicable Northfield Equity Plan or other agreement by which it is evidenced, except that from and after the Effective Time, (i) the Compensation Committee of Newco shall be substituted for the committee of the Northfield board of directors administering such Northfield Equity Plan, (ii) the number of shares of Newco Common Stock subject to such Northfield Option shall be equal to the number of shares of Northfield Common Stock subject to such Northfield Option immediately prior to the Effective Time multiplied by the Merger Exchange Ratio, provided that any fractional shares of Newco Common Stock resulting from such multiplication shall be rounded down to the nearest share and (iii) the per share exercise price under each such Northfield Option shall be adjusted by dividing the per share exercise price under each such Northfield Option by the Merger Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent. Notwithstanding clauses (ii) and (iii) of the immediately preceding sentence, each Northfield Option which is an “incentive stock option” shall be adjusted as required by Sections 409A and 424 of the Code, and the regulations and guidance promulgated thereunder, so as not to constitute a modification, extension or renewal of the option within the meaning of Sections 409A and 424(h) of the Code. Newco and Northfield agree to take all necessary steps to effect the foregoing provisions of this Section 2.4(a)(i), including in the case of Newco taking all corporate action necessary to reserve for issuance a sufficient number of shares of Newco Common Stock for delivery upon exercise of the options to issue shares of Newco Common Stock issued in accordance herewith.

(ii)            As soon as practicable after the Effective Time, Newco shall use its reasonable efforts to file a registration statement on Form S-8 (or any successor or other appropriate forms), with respect to the shares of Newco Common Stock subject to the options referred to in Section 2.4(a)(i) and shall use its reasonable efforts to maintain the current status of the prospectus or prospectuses contained therein for so long as such options remain outstanding in the case of a Form S-8.

(iii)            With respect to those individuals who, subsequent to the Merger, will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Newco shall administer the Northfield Equity Plans in a manner consistent with the exemptions provided by Rule 16b-3 promulgated under the Exchange Act.

(b)            Treatment of Restricted Stock Awards. Immediately prior to the Effective Time, any vesting or other forfeiture restrictions on each share of Northfield Common Stock subject to time-based vesting (“Northfield Restricted Stock”) outstanding as of immediately prior to the Effective Time shall automatically and without any required action on the part of the holder thereof, lapse, Northfield Restricted Stock will fully vest and shall be treated as an issued and outstanding shares of Northfield Common Stock for the purposes of this Agreement. For the avoidance of doubt, Newco shall not assume any Northfield Restricted Stock.

(c)            Treatment of Performance-Based Restricted Stock Units. Immediately prior to the Effective Time, each award of performance-based restricted stock units with respect to Northfield Common Stock (“Northfield PRSUs”) outstanding immediately prior to the Effective Time shall automatically and without any required action on the part of the holder thereof, accelerate in full and fully vest, with any applicable performance-based vesting condition to be deemed achieved at the greater of the target level of performance or actual annualized performance measured as of the most recent completed fiscal quarter and shall be treated as an issued and outstanding share of Northfield Common Stock for the purposes of this Agreement. For the avoidance of doubt, Newco shall not assume any Northfield PRSUs.

(d)            Additional Actions. Prior to the Effective Time, Northfield shall take all actions that may be necessary or required (under any Northfield Equity Plan, any applicable law, the applicable award agreements or otherwise) (i) to effectuate the provisions of this Section 2.4 and (ii) to ensure that, from and after the Effective Time, holders of Northfield Restricted Stock, and Northfield PRSUs shall have no rights with respect to thereto other than those rights specifically provided in this Section 2.4, if any.

2.5            Rights as Stockholders; Stock Transfers. All shares of Northfield Common Stock, when converted as provided in Section 2.1 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist and, except as to Treasury Stock, each Certificate previously evidencing such shares shall thereafter represent only the right to receive, for each such share of Northfield Common Stock, the Merger Consideration and, if applicable, any cash in lieu of fractional shares of Newco Common Stock in accordance with Section 2.3. At the Effective Time, holders of Northfield Common Stock shall cease to be, and shall have no rights as, stockholders of Northfield, other than the right to receive the Merger Consideration and cash in lieu of fractional shares of Newco Common Stock as provided under Section 2.1 and this Section 2.5. After the Effective Time, there shall be no transfers on the stock transfer books of Northfield of shares of Northfield Common Stock, other than transfers of Northfield Common Stock that have occurred prior to the Effective Time.

2.6            Adjustments to Preserve Tax Treatment. If either the opinion referred to in Section 7.2(d) or the opinion referred to in Section 7.3(d) cannot be rendered (as reasonably determined, in each case, by the counsel charged with giving such opinion) as a result of the Merger potentially failing to satisfy the “continuity of interest” requirements under applicable U.S. federal income tax principles relating to reorganizations under Section 368(a) of the Code, then Newco shall reduce the number of shares of Northfield Common Stock entitled to receive the Cash Consideration and correspondingly increase the number of shares of Northfield Common Stock entitled to receive the Stock Consideration by the minimum amount necessary to enable the Merger to satisfy such continuity of interest requirement.

2.7            Statutory Rights of Appraisal.

(a)            Notwithstanding anything in this Agreement to the contrary, if required by the DGCL (but only to the extent required thereby), shares of Northfield Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by any Holder who has not voted in favor of the adoption of this Agreement or consented thereto in writing and who is entitled to and has properly demanded appraisal rights with respect thereto in accordance with, Section 262 of the DGCL and not effectively withdrawn such demand with respect to any such Northfield Common Stock held by any such holder (the “Dissenting Shares”) shall not be converted into the right to receive any of the Merger Consideration as specified in this Agreement. Such holders shall be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL except that all Dissenting Shares held by holders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Shares pursuant to Section 262 of the DGCL will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration in accordance with Section 2.1(c) of this Agreement.

(b)            Northfield shall give Newco prompt written notice (but in any event within 48 hours) to Newco of any demands for payment in respect of any shares of Northfield Common Stock and any withdrawals of such demands, and any other instruments served pursuant to law with respect to appraisal rights, and Newco shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Northfield shall not, except with the prior written consent of Newco, voluntarily make, or commit or agree to make, any payment with respect to, or settle, or offer or agree to settle, any such demand for payment.

Article III

Representations And Warranties Of NORTHFIELD

Except (a) as disclosed in the corresponding section of the disclosure schedule delivered by Northfield to the Columbia Parties concurrently herewith (the “Northfield Disclosure Schedule”) (it being understood that (i) the mere inclusion of an item in the Northfield Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Northfield that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (ii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (A) any other section of this Article III specifically referenced or cross-referenced in such disclosure and (B) any other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections), or (b) as disclosed in any Northfield Reports filed with or furnished to the Securities and Exchange Commission (the “SEC”) by Northfield since December 31, 2024, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature, and except with respect to matters that relate to the representations and warranties contained in Sections 3.2(a) and 3.2(b), Northfield hereby represents and warrants to the Columbia Parties as follows:

3.1            Corporate Organization.

(a)            Northfield is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is a savings and loan holding company duly registered under the Home Owners’ Loan Act of 1933, as amended (the “HOLA”). Northfield has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects. Northfield is duly licensed or qualified to do business and in good standing (to the extent such concept (or a similar concept) exists in such jurisdiction) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Northfield. As used in this Agreement, the term “Material Adverse Effect” means with respect to the Columbia Parties, Northfield or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities (including deposits), liquidity, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements (and, in either case, any authoritative interpretations thereof), (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the banking and financial services industry, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including a federal government shutdown, the outbreak or escalation of war or acts of terrorism or cyberattacks not specifically targeting Columbia or Northfield or their Subsidiaries) or in economic or market conditions (including equity, credit and debt markets, as well as changes in interest rates) and the imposition of tariffs and any retaliatory responses) affecting the banking and financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event, (E) public disclosure of the execution of this Agreement or consummation of the transactions contemplated hereby or actions expressly required to be taken or omitted by this Agreement or that are taken or omitted with the prior written consent of the other party in contemplation of the transactions contemplated hereby (it being understood and agreed that this subclause (E) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, announcement or performance of this Agreement or the pendency or consummation of the transactions contemplated hereby), or (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof or (G) the expenses incurred by Columbia or Northfield in negotiating, documenting, effecting or consummating the transactions contemplated by this Agreement; except, with respect to subclause (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, liquidity, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the banking and financial services industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby, including the Conversion.  As used in this Agreement, the word “Subsidiary” when used with respect to any person, means any subsidiary of such person as defined in Rule 1-02(x) of Regulation S-X promulgated by the SEC or the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True and complete copies of the certificate of incorporation of Northfield (the “Northfield Charter”) and the bylaws of Northfield (the “Northfield Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by Northfield to the Columbia Parties.

(b)            Northfield Bank is a direct, wholly owned Subsidiary of Northfield, is duly organized, validly existing and in good standing under the laws of the United States, is authorized under the laws of the United States to engage in its business as currently conducted and otherwise has the corporate power and authority to own, lease and operate all of its assets and to conduct its business in the manner in which its business is now being conducted. Northfield Bank is duly qualified or licensed to transact business as a foreign corporation and in good standing in each jurisdiction in which its ownership or lease of its assets or conduct of its business requires such qualification or licensure, except where failure to be so qualified or licensed has not had or would not reasonably be expected to have a Material Adverse Effect on Northfield. The deposit accounts of Northfield Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of Northfield, threatened. Northfield Bank is not in violation of any of the provisions of its charter or bylaws of the date hereof. True, complete and correct copies of the charter and bylaws of Northfield Bank, each as in effect as of the date of this Agreement, have been delivered or made available to the Columbia Parties.

(c)            Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Northfield, each direct or indirect non-banking Subsidiary of Northfield (a “Northfield Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. Section 3.1(c) of the Northfield Disclosure Schedule sets forth a true and complete list of all Northfield Subsidiaries as of the date hereof. No Northfield Subsidiary is in material violation of any of the provisions of the articles or certificate of incorporation or bylaws (or comparable organizational documents) of such Subsidiary of Northfield.

3.2            Capitalization.

(a)            The authorized capital stock of Northfield consists of 150,000,000 shares of Northfield Common Stock and 25,000,000 shares of Northfield preferred stock. As of the date of this Agreement the (“Capitalization Date”), there were (i) 64,770,730 and 41,763,852 shares of Northfield Common Stock issued and outstanding, respectively, of which 173,043 shares constitute Northfield Restricted Stock, (ii) 23,006,878 shares of Northfield Common Stock held in treasury, (iii) 103,407 shares of Northfield Common Stock reserved for issuance upon the settlement of outstanding Northfield PRSUs, (iv) 80,000 shares of Northfield Common Stock reserved for issuance upon the exercise of outstanding Northfield Options, (v) 297,109 shares of Northfield Common Stock reserved for issuance under the Northfield Benefit Plans (other than any outstanding shares of Northfield Restricted Stock or any Northfield Equity Award listed in clauses (iii) and (iv)), and (vi) no other shares of capital stock or other voting securities or equity interests of Northfield issued, reserved for issuance or outstanding. As of the date of this Agreement, there are no shares of Northfield Preferred Stock issued or outstanding. All of the issued and outstanding shares of Northfield Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Northfield may vote. Other than the Northfield Equity Awards issued prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement, there are no outstanding subscriptions, equity or equity-based compensation awards (including options, stock appreciation rights, phantom units or shares, restricted stock, restricted stock units, performance stock units, performance awards, profit participation rights, or dividend or dividend equivalent rights or similar awards), warrants, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in Northfield, or contracts, commitments, understandings or arrangements by which Northfield may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Northfield, or that otherwise obligate Northfield or any Northfield Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “Northfield Securities”). No Northfield Subsidiary owns any capital stock of Northfield. Other than the Northfield Support Agreements, there are no voting trusts, stockholders agreements, proxies or other agreements in effect to which Northfield or any of its Subsidiaries is a party with respect to the voting or transfer of Northfield Common Stock, capital stock or other voting or equity securities or ownership interests of Northfield or granting any stockholder or other person any registration rights. Except as set forth in Section 3.2(a) of the Northfield Disclosure Schedule, as of the date hereof, no trust preferred or subordinated debt securities of Northfield are issued or outstanding.

(b)            Except as set forth in Section 3.2(b) of the Northfield Disclosure Schedule. Northfield owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Northfield Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions) and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any Northfield Subsidiary, or contracts, commitments, understandings or arrangements by which any Northfield Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such Northfield Subsidiary, or otherwise obligating Northfield or any Northfield Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing (collectively, “Northfield Subsidiary Securities”).

(c)            Section 3.2(c) of the Northfield Disclosure Schedule sets forth, for each Northfield equity award (the “Northfield Equity Awards”) as of the date hereof, the holder, type of award, grant date, number of shares, exercise price, expiration date and vesting schedule (including any acceleration provisions). Within five (5) days prior to the Closing Date, Northfield will provide Columbia with a revised version of Section 3.2(c) of the Northfield Disclosure Schedule, updated as of such date. Each Northfield Equity Award has been granted in compliance in all material respects with applicable securities laws or exemptions therefrom and all requirements set forth in the applicable Northfield Equity Plan and other applicable contracts.

3.3            Authority; No Violation.

(a)            Northfield has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder approvals and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Northfield. The Board of Directors of Northfield, acting with the approval of not less than a majority of the number of members of the Board of Directors, has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Northfield and its stockholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger), and has directed that this Agreement be submitted to Northfield’s stockholders for approval at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of majority of all votes entitled to be cast at a meeting called therefor (the “Requisite Northfield Vote”), and subject to the adoption and approval of the Bank Merger Agreement by the Board of Directors of Northfield Bank and Northfield as Northfield Bank’s sole stockholder, no other corporate proceedings on the part of Northfield are necessary to approve this Agreement or to consummate the transactions contemplated hereby (other than the submission to the stockholders of Northfield of an advisory (non-binding) vote on the compensation that may be paid or become payable to Northfield’s named executive officers that is based on or otherwise related to the transactions contemplated by this Agreement). This Agreement has been duly and validly executed and delivered by Northfield and (assuming due authorization, execution and delivery by Columbia, the MHC and Newco) constitutes a valid and binding obligation of Northfield, enforceable against Northfield in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b)            Except as set forth in Section 3.3(b) of the Northfield Disclosure Schedule, neither the execution and delivery of this Agreement by Northfield nor the consummation by Northfield of the transactions contemplated hereby (including the Merger and the Bank Merger), nor compliance by Northfield with any of the terms or provisions hereof, will (i) violate any provision of the Northfield Articles or the Northfield Bylaws or the articles or certificate of incorporation or bylaws (or similar organizational documents) of any Northfield Subsidiary or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Northfield or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Northfield or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Northfield or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or Lien creations that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Northfield.

3.4            Consents and Approvals

. Except for (a) the stockholder and member approvals referred to in Section 4.4(a), (b) the filing of any required applications, filings and notices, as applicable, with NASDAQ, (c) the filing of any required applications, filings, waiver requests and notices, as applicable, with (i) the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the HOLA and the OCC under the Bank Merger Act, 12 U.S.C. § 1828(c) (the “Bank Merger Act”) in connection with the Bank Merger, and (ii) any other federal or state banking, securities or insurance regulatory authorities listed on Section 3.4 of the Northfield Disclosure Schedule or Section 4.4 of the Columbia Disclosure Schedule and approval or non-objection of such applications, filings and notices, (d) the filing by Newco with the SEC of a joint proxy statement/prospectus in definitive form (including any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), relating to the meetings of Northfield stockholders and Columbia stockholders to be held in connection with this Agreement and the transactions contemplated hereby, and the registration statement on Form S-4 in which the Joint Proxy Statement/Prospectus will be included as a prospectus, to be filed with the SEC by Newco in connection with the issuance of Newco Common Stock in the Merger (the “Form S-4”), and the declaration by the SEC of the effectiveness of the Form S-4, (e) the filing of the Articles of Merger with the MSDAT pursuant to the MGCL and the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, as applicable, and the filing of the Bank Merger Certificate with the applicable Governmental Entities as required by applicable law, (f) if required by the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the filing of any applications, filings or notices under the HSR Act and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Newco Common Stock pursuant to this Agreement and the approval of the listing of such Newco Common Stock on the NASDAQ Global Select Market, no consents or approvals of or filings or registrations with any court, administrative agency or commission, or other governmental or regulatory authority or instrumentality (each, a “Governmental Entity”) are necessary in connection with (x) the execution and delivery by Northfield of this Agreement or (y) the consummation by Northfield of the Merger and the other transactions contemplated hereby (including the Bank Merger and the Conversion). As of the date hereof, to the knowledge of Northfield, there is no reason why the necessary regulatory approvals and consents will not be received by Northfield to permit consummation of the Merger and the Bank Merger on a timely basis.

3.5            Reports. Northfield and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2023 with (i) the SEC, (ii) the Federal Reserve Board, (iii) the OCC, (iv) the FDIC and (v) any self-regulatory organization (clauses (i) – (v), collectively, the “Northfield Regulatory Agencies”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Northfield Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Northfield. As of their respective dates, such reports, forms, correspondence, registrations and statements, and other filings, documents and instruments were complete and accurate and complied with all applicable laws, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield. Subject to Section 9.14, except for normal examinations conducted by a Northfield Regulatory Agency in the ordinary course of business of Northfield and its Subsidiaries, to the knowledge of Northfield, no Northfield Regulatory Agency has initiated or has pending any proceeding or investigation into the business or operations of Northfield or any of its Subsidiaries since January 1, 2023, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield. Subject to Section 9.14, there (i) is no unresolved violation, criticism, or exception by any Northfield Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Northfield or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Northfield Regulatory Agency with respect to the business, operations, policies or procedures of Northfield or any of its Subsidiaries since January 1, 2023, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield.

3.6            Financial Statements.

(a)            The financial statements of Northfield and its Subsidiaries included (or incorporated by reference) in the Northfield Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Northfield and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Northfield and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. Since December 31, 2023, no independent public accounting firm of Northfield has resigned (or informed Northfield that it intends to resign) or been dismissed as independent public accountants of Northfield as a result of or in connection with any disagreements with Northfield on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)            Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, neither Northfield nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Northfield included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2025, or in connection with this Agreement and the transactions contemplated hereby.

(c)            The records, systems, controls, data and information of Northfield and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Northfield or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Northfield. Northfield (x) has implemented and maintains disclosure controls and procedures and internal controls over financial reporting (as defined in Rule 13a-15(e) and (f), respectively, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to Northfield, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Northfield by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has not identified (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to materially adversely affect Northfield’s ability to record, process, summarize and report financial information, and (ii) any fraud that involves management or senior employees who have a significant role in Northfield’s internal control over financial reporting. As of the date hereof, neither Northfield nor its independent audit firm has identified any unremediated material weakness in internal controls over financial reporting or disclosure controls and procedures. To the knowledge of Northfield, Northfield has no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)            Since January 1, 2023, (i) neither Northfield nor any of its Subsidiaries, nor, to the knowledge of Northfield, any Representative of Northfield or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to credit loss reserves, write-downs, charge-offs and accruals) of Northfield or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Northfield or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Northfield or any of its Subsidiaries, whether or not employed by Northfield or any of its Subsidiaries, has reported to Northfield evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Northfield or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Northfield or any committee thereof or the Board of Directors or similar governing body of any Northfield Subsidiary or any committee thereof.

(e)            The financial statements contained in the Consolidated Reports of Condition and Income (“Call Reports”) of Northfield Bank for the periods ended on or after January 1, 2023, (i) are true and complete in all material respects, (ii) have been prepared from, and are in accordance with, the books and records of Northfield Bank, (iii) fairly present in all material respects the consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows and consolidated balance sheets of Northfield Bank for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iv) complied, as of their respective dates of filing, in all material respects with applicable accounting requirements and with the published rules and regulations with respect thereto, and (v) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

(f)            The allowance for credit losses (“ACL”) reflected in the financial statements of Northfield and its Subsidiaries was, as of the date of each of the financial statements, in compliance with Northfield’s existing methodology for determining the adequacy of the ACL and in compliance with the standards established by the applicable Northfield Regulatory Agency, the Financial Accounting Standards Board and GAAP, and, as reasonably determined by management under the circumstances, was adequate as of the date thereof.

(g)            The independent registered public accounting firm engaged to express its opinion with respect to the financial statements of Northfield and its Subsidiaries included in the Northfield Reports is, and has been throughout the periods covered thereby, “independent” within the meaning of Rule 2-01 of Regulation S-X.

3.7            Broker’s Fees. With the exception of the engagement of Raymond James & Associates, Inc., neither Northfield nor any Northfield Subsidiary nor any of their respective officers or directors on behalf of Northfield has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Northfield has disclosed to Columbia as of the date hereof the aggregate fees provided for in connection with the engagement by Northfield of Raymond James & Associates, Inc. related to the Merger and the other transactions contemplated hereunder.

3.8            Absence of Certain Changes or Events.

(a)            Since December 31, 2024, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield.

(b)            Since December 31, 2024, (i) Northfield and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with past practice.

3.9            Legal Proceedings.

(a)            Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on Northfield, or except as set forth in Section 3.9(a) of the Northfield Disclosure Schedule, neither Northfield nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of Northfield, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Northfield or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)            There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon Northfield, any of its Subsidiaries or the assets of Northfield or any of its Subsidiaries (or that, upon consummation of the Merger or the Bank Merger, would apply to the Surviving Corporation or any of its affiliates).

3.10            Taxes and Tax Returns.

(a)            Each of Northfield and its Subsidiaries has duly and timely filed (including all applicable extensions) all income and other material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns were true, correct, and complete in all material respects. Neither Northfield nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of Northfield and its Subsidiaries (whether or not shown on any Tax Returns) that were due have been fully and timely paid. Each of Northfield and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. Neither Northfield nor any of its Subsidiaries has currently been granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Except as set forth in Section 3.10(a) of the Northfield Disclosure Schedule, neither Northfield nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and, to the knowledge of Northfield, there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Northfield and its Subsidiaries or the assets of Northfield and its Subsidiaries. Northfield has not entered into any private letter ruling requests, closing agreements or gain recognition agreements with respect to a material amount of Taxes requested or executed in the last three (3) years. Except as set forth in Section 3.10(a) of the Northfield Disclosure Schedule, neither Northfield nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Northfield and its Subsidiaries or agreements or arrangements the principal purpose of which is not Taxes). Neither Northfield nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was Northfield) or (B) has any liability for the Taxes of any person (other than Northfield or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Northfield nor any of its Subsidiaries has been, within the past two (2) years, as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Northfield nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). Neither Northfield nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) installment sale or open transaction disposition made prior to the Closing; (ii) prepaid amount or deferred revenue received prior to the Closing outside the ordinary course of business; or (iii) excess loss account described in the Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local applicable laws) occurring or existing prior to the Closing. Neither Northfield nor any of its Subsidiaries will be required to make any payment after the Closing Date as a result of an election under Section 965(h) of the Code.

(b)            As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments, in each case, in the nature of a tax and imposed by a Governmental Entity with jurisdiction over Taxes (a “Tax Authority”), together with all applicable penalties, interest and additions imposed by a Tax Authority.

(c)            As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any applicable schedule, attachment or amendment supplied or required to be supplied to a Tax Authority.

3.11            Employees.

(a)            Section 3.11(a) of the Northfield Disclosure Schedule sets forth a true and complete list of all material Northfield Benefit Plans. For purposes of this Agreement, the term “Northfield Benefit Plans” means an Employee Benefit Plan to which Northfield, any Subsidiary of Northfield or any of their respective ERISA Affiliates is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Northfield, any of its Subsidiaries or any of their ERISA Affiliates for the benefit of any current or former employee, officer, director or independent contractor of Northfield, any of its Subsidiaries or any of their ERISA Affiliates, or for which Northfield, any of its Subsidiaries or any of their ERISA Affiliates has any direct or indirect liability, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”). For purposes of this Agreement, the term “Employee Benefit Plan” means any (i) employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended and any rules or regulations promulgated thereunder (“ERISA”)), whether or not subject to ERISA, and (ii) equity or equity-based compensation (the “Northfield Equity Plans”), bonus, profit sharing, incentive, deferred compensation, post-employment or retiree benefits, life insurance, supplemental retirement, termination, change in control, retention, compensation, employment, consulting, retirement or similar plan, agreement, arrangement, program or policy, insurance (including any self-insured arrangement), health and welfare, disability or sick leave benefits, vacation benefit, relocation or expatriate benefits, perquisite or other benefit plans, programs, agreements, contracts, policies or arrangements, in each case whether or not written. For purposes of this Agreement, the term “ERISA Affiliate” means with respect to an entity, any other entity, trade or business, whether or not incorporated, that together with such first entity would be deemed a “single employer” within the meaning of Section 4001 of ERISA.

(b)            Northfield has made available to Columbia and Newco true and complete copies of each material Northfield Benefit Plan and the following related documents, to the extent applicable, (i) all summary plan descriptions, material amendments, material modifications or material supplements, (ii) the annual report (Form 5500) and accompanying schedules and attachments thereto filed with the U.S. Department of Labor (the “DOL”) for the last two (2) plan years, (iii) the most recently received U.S. Internal Revenue Service (“IRS”) determination or opinion letter, and (iv) the most recently prepared actuarial report and financial statements for each of the last two (2) years.

(c)            Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, each Northfield Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, neither Northfield nor any of its Subsidiaries has taken any corrective action or made a filing under any voluntary correction program of the IRS, U.S. Department of Labor (the “DOL”) or any other Governmental Entity with respect to any Northfield Benefit Plan, and neither Northfield nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d)            Section 3.11(d) of the Northfield Disclosure Schedule identifies each Northfield Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Northfield Qualified Plans”). The IRS has, if applicable, issued a favorable determination letter or opinion with respect to each Northfield Qualified Plan and the related trust, which letter or opinion has not expired or been revoked (nor has revocation been threatened), and, to the knowledge of Northfield, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Northfield Qualified Plan or the related trust. Each trust created under any Northfield Qualified Plan is exempt from Tax under Section 501(a) of the Code and has been so exempt since its creation.

(e)             Except as set forth in Section 3.11(e) of the Northfield Disclosure Schedule, none of Northfield, its Subsidiaries nor any of their ERISA Affiliates has, at any time during the last six (6) years, sponsored, maintained, contributed to or been obligated to contribute to, or incurred any liability with respect to, any (i) single employer defined benefit plan subject to Title IV of ERISA (a “Title IV Plan”), (ii) “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, or (iii) self-funded health or welfare benefit plan. None of the following events has occurred in connection with any Title IV Plan: (i) a “reportable event,” within the meaning of Section 4043 of ERISA, other than any such event for which the 30-day notice period has been waived by the Pension Benefit Guaranty Corporation, or (ii) event described in Section 4062 or 4063 of ERISA. Neither Northfield nor any of its ERISA Affiliates (nor any predecessor of any such entity) has (i) engaged in any transaction described in Section 4069 or 4212(c) of ERISA or (ii) incurred, or reasonably expects to incur, any liability under (x) Title IV of ERISA arising in connection with the termination of any plan covered or previously covered by Title IV of ERISA or (y) Section 4971 of the Code.

(f)             None of Northfield, any of its Subsidiaries or any of their respective ERISA Affiliates (nor any predecessor of any such entity) has, at any time during the last six (6) years, contributed to or been obligated to contribute to a Multiemployer Plan or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Northfield, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(g)            Except as set forth in Section 3.11(g) of the Northfield Disclosure Schedule, neither Northfield nor any of its Subsidiaries sponsors, has sponsored or has any current or projected obligation or liability with respect to any Employee Benefit Plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees, directors, individual independent contractors or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or similar applicable state or local law.

(h)            Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, all contributions required to be made to any Northfield Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Northfield Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Northfield.

(i)             There are no pending or threatened claims (other than claims for benefits in the ordinary course), actions, suits, audits, lawsuits or arbitrations which have been asserted or instituted, and, to Northfield’s knowledge, no set of circumstances exists which may reasonably give rise to a claim, action, suit, audit, lawsuit or arbitration against the Northfield Benefit Plans, any fiduciaries thereof with respect to their duties to the Northfield Benefit Plans or the assets of any of the trusts under any of the Northfield Benefit Plans that would reasonably be expected to result in any material liability of Northfield or any of its Subsidiaries to the Pension Benefit Guaranty Corporation, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Northfield Benefit Plan, or any other party.

(j)              Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, none of Northfield, any of its Subsidiaries or any of their respective ERISA Affiliates nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to subject any of the Northfield Benefit Plans or their related trusts, Northfield, any of its Subsidiaries, any of their respective ERISA Affiliates or any person that Northfield or any of its Subsidiaries has an obligation to indemnify, to any material Tax, penalty or other liability imposed under Section 4975 of the Code or Section 502 of ERISA.

(k)            To the knowledge of Northfield, each Northfield Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been timely amended (if applicable) to comply and has been operated in compliance in all material respects with, and Northfield and its Subsidiaries have complied in all material respects in practice and operation with, all applicable requirements of Section 409A of the Code.

(l)              Except as set forth on Section 3.11(l) of the Northfield Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, officer, director, or other service provider of Northfield or any of its Subsidiaries, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any Northfield Benefit Plan, or (iii) result in any limitation on the right of Northfield or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Northfield Benefit Plan or related trust. Section 3.11(l) of the Northfield Disclosure Schedule sets forth preliminary calculations with respect to each individual who has a contractual right to severance pay based upon the assumptions set forth in such calculations triggered by a change in control and the amounts potentially payable to each such individual in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) or as a result of a termination of employment or service, taking into account any contractual provisions relating to Section 280G of the Code.

(m)            Except as set forth in Section 3.11(m) of the Northfield Disclosure Schedule, the transactions contemplated by this Agreement will not cause or require Northfield or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(n)            No Northfield Benefit Plan, individually or collectively, would reasonably be expected to result in the payment of any amount that would not be deductible under Section 280G of the Code and neither Northfield nor any of its Subsidiaries have any obligation to gross-up or reimburse any current or former employee, director or individual independent contractor for any Taxes under Section 409A or 4999 of the Code, or otherwise.

(o)             Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, there are no pending or, to Northfield’s knowledge, threatened labor grievances or unfair labor practice claims or charges against Northfield or any of its Subsidiaries, or any strikes, or other labor disputes against Northfield or any of its Subsidiaries. Neither Northfield nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization or employee association (a “Collective Bargaining Agreement”), or work rules or practices agreed to with any labor organization or employee association applicable to service provider of Northfield or any of its Subsidiaries and, to the knowledge of Northfield, there are no organizing efforts by any union or other group seeking to represent any employees of Northfield or any of its Subsidiaries.

(p)            Northfield and its Subsidiaries are, and have been since January 1, 2023, in compliance with all applicable laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the related payment and withholding of Taxes, except for failures to comply that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield. Neither Northfield nor any of its Subsidiaries has taken any action that would reasonably be expected to cause Columbia, Newco or any of their affiliates to have any material liability or other obligations following the Effective Time under the Worker Adjustment and Retraining Notification Act and any comparable state or local law.

3.12           SEC Reports. Northfield has previously made available to Columbia an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2023 by Northfield pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Northfield Reports”) and (b) communication mailed by Northfield to its stockholders since December 31, 2023, and no such Northfield Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2023, as of their respective dates, all Northfield Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Northfield has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or unresolved issues raised by the SEC with respect to any of the Northfield Reports.

3.13          Compliance with Applicable Law.

(a)            Northfield and each of its Subsidiaries hold, and have at all times since December 31, 2023, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Northfield, and to the knowledge of Northfield, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened. Northfield has not elected to be treated as a financial holding company under the BHC Act and Northfield and each of its Subsidiaries other than Northfield Bank are engaged solely in activities permissible for unitary savings and loan holding companies under the HOLA and implementing regulations.

(b)            Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Northfield, Northfield and each of its Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Northfield or any of its Subsidiaries, including all laws related to data protection or privacy (including laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law (“Personal Data”)), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Coronavirus Aid, Relief and Economic Security (CARES) Act (the “CARES Act”) and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

(c)            Northfield Bank has received a Community Reinvestment Act rating of “satisfactory” or better in its most recently completed Community Reinvestment Act examination.

(d)            Northfield maintains a written information privacy and security program that includes reasonable measures to protect the privacy, confidentiality and security of all Personal Data owned, controlled or processed by Northfield and its Subsidiaries against any (i) loss or misuse of such Personal Data, (ii) unauthorized or unlawful operations performed upon such Personal Data, or (iii) other act or omission that compromises the security or confidentiality of such Personal Data. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Northfield, to the knowledge of Northfield, since December 31, 2023, no third party has gained unauthorized access to any information technology networks or Personal Data controlled by and material to the operation of the business of Northfield and its Subsidiaries.

(e)            As of the date hereof, each of Northfield and Northfield Bank is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary bank regulator) and, as of the date hereof, neither Northfield nor Northfield Bank has received any indication from a Governmental Entity that its status as “well-capitalized” or that the Community Reinvestment Act rating of Northfield Bank will be downgraded within one (1) year from the date of this Agreement.

(f)            Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Northfield, since January 1, 2023, Northfield Bank has, (i) timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite custom reports required by any agency of the U.S. Department of the Treasury, including the IRS, and (ii) timely filed all Suspicious Activity Reports with the Financial Crimes Enforcement Network (bureau of the U.S. Department of the Treasury) required to be filed by it pursuant to all applicable laws.

3.14            Certain Contracts.

(a)            Except as set forth on Section 3.14(a) of the Northfield Disclosure Schedule, as of the date hereof, neither Northfield nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) but excluding any Northfield Benefit Plan:

(i)             which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)            which contains a provision that limits (or purports to limit) in any material respect the ability of Northfield or any of its Subsidiaries (or after the Merger, the ability of the Surviving Corporation or any of its Subsidiaries) to engage or compete in any business (including geographic restrictions and exclusive or preferential arrangements);

(iii)            with or to a labor union or guild (including any Collective Bargaining Agreement);

(iv)            which (other than extensions of credit, other customary banking products offered by Northfield or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business consistent with past practice or lease agreements with respect to branch offices) creates future payment obligations in excess of $350,000 annually and that by its terms does not terminate or is not terminable without penalty upon notice of 60 days or less;

(v)            that grants any material right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Northfield or its Subsidiaries, taken as a whole;

(vi)            which is a merger agreement, asset purchase agreement, stock purchase agreement, deposit assumption agreement, loss sharing agreement or other commitment to a Northfield Regulatory Agency in connection with the acquisition of a depository institution, or similar agreement that has indemnification, earnout or other obligations that continue in effect after the date of this Agreement that are material to Northfield and its Subsidiaries, taken as a whole;

(vii)          that provides for contractual indemnification by Northfield to any director, officer or employee of Northfield;

(viii)         (A) that relates to the incurrence of indebtedness by Northfield or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank or the Federal Reserve Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, credit support, indemnification, assumption or endorsement by Northfield or any of its Subsidiaries of, or any similar commitment by Northfield or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $1,000,000 or more;

(ix)            with any record or beneficial owner of five percent (5%) or more of the outstanding shares of Northfield Common Stock;

(x)            which is a settlement, consent or similar agreement and contains any material continuing obligations of Northfield or any of its Subsidiaries;

(xi)            entered into by Northfield or any of its Subsidiaries in connection with an interest rate, exchange rate or commodities swap, option, future, forward or other derivative or hedging transaction or risk management arrangement, in each case with a notional value in excess of $3,000,000;

(xii)           which limits the payment of dividends by Northfield or any of its Subsidiaries;

(xiii)          between Northfield or its Subsidiaries, on the one hand, and (A) any executive officer or director of Northfield or its Subsidiaries other than related party transactions that have been reported in any Northfield Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act, or (B) any (x) record or beneficial owner of five percent (5%) or more of the voting securities of Northfield, (y) affiliate or family member of any such officer, director or record or beneficial owner, or (z) any other affiliate of Northfield, on the other hand, except those of a type available to employees of Northfield generally and except for Regulation O loans disclosed in Section 3.21(e) of the Northfield Disclosure Schedule;

(xiv)          containing any standstill or similar agreement pursuant to which Northfield or its Subsidiaries have agreed not to acquire assets or equity interests of another person; or

(xv)           that is material to Northfield or its Subsidiaries or their respective businesses or assets and not otherwise entered into in the ordinary course of business.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a) (excluding any Northfield Benefit Plan), whether or not set forth in the Northfield Disclosure Schedule, is referred to herein as a “Northfield Contract.” Northfield has made available to Columbia true, correct and complete copies of each Northfield Contract in effect as of the date hereof.

(b)            (i) Each Northfield Contract is valid and binding on Northfield or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Northfield, (ii) Northfield and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each Northfield Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Northfield, (iii) to the knowledge of Northfield, each third-party counterparty to each Northfield Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such Northfield Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Northfield, (iv) neither Northfield nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any Northfield Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Northfield or any of its Subsidiaries, or to the knowledge of Northfield, any other party thereto, of or under any such Northfield Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Northfield.

3.15           Northfield Supervisory Actions. Subject to Section 9.14, neither Northfield nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order, directive or other supervisory action by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Northfield Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies or practices, its management or its business (each, whether or not set forth in the Northfield Disclosure Schedule, a “Northfield Supervisory Action”), nor has Northfield or any of its Subsidiaries been advised since January 1, 2023, of any Northfield Supervisory Action by any Northfield Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Northfield Supervisory Action.

3.16           Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Northfield or any of its Subsidiaries or for the account of a customer of Northfield or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Northfield Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Northfield or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). Northfield and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Northfield’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereto.

3.17           Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, Northfield and its Subsidiaries are in compliance, and have complied since January 1, 2023, with all federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of Northfield, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Northfield or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against Northfield, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield. To the knowledge of Northfield, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield. Northfield is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, Northfield Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield.

3.18           Investment Securities.

(a)             Each of Northfield and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements) free and clear of any Lien, except (i) to the extent such securities are pledged in the ordinary course of business consistent with past practice to secure obligations of Northfield or its Subsidiaries and (ii) as would not be material to Northfield and its Subsidiaries, taken as a whole. Such securities are valued on the books of Northfield in accordance with GAAP in all material respects.

(b)            Northfield and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Northfield believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Northfield has made available to Columbia such policies.

3.19           Real Property. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, Northfield or a Northfield Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Northfield Reports as being owned by Northfield or a Northfield Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Northfield Owned Properties”), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties or the free transferability of such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Northfield Reports or acquired after the date thereof which are material to Northfield’s business (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the Northfield Owned Properties, the “Northfield Real Property”), free and clear of all material Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Northfield, the lessor. There are no pending or, to the knowledge of Northfield, threatened condemnation proceedings against the Northfield Real Property.

3.20           Intellectual Property.

(a)             Section 3.20(a) of the Northfield Disclosure Schedule sets forth a true and complete list of all registrations and applications for registration of any and all Intellectual Property owned (or purported to be owned) by Northfield and each of its Subsidiaries as of the date hereof. Northfield and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all material Intellectual Property used, held for use in or otherwise necessary for the conduct of its business as currently conducted.

(b)            Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield: (i) to the knowledge of Northfield, the use of any Intellectual Property by Northfield and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Northfield or any Northfield Subsidiary acquired the right to use any Intellectual Property, (ii) no person has asserted in writing to Northfield that Northfield or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (iii) to the knowledge of Northfield, no person is challenging, infringing on or otherwise violating any right of Northfield or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Northfield or its Subsidiaries, (iv) neither Northfield nor any Northfield Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Northfield or any Northfield Subsidiary, and Northfield and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Northfield and its Subsidiaries and to maintain, enforce and protect the confidentiality of all Intellectual Property owned or licensed, respectively, by Northfield and its Subsidiaries the value of which is contingent upon maintaining the confidentiality thereof and (v) Northfield and its Subsidiaries have entered into written agreements with all current and former employees and independent contractors who have participated in the development of any Intellectual Property for or on behalf of Northfield or any of its Subsidiaries whereby such employees and independent contractors presently assign to Northfield or its applicable Subsidiary any ownership interest and right they may have in all such Intellectual Property.

(c)            Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, none of the software owned or purported to be owned by Northfield or any of its Subsidiaries, or distributed by or otherwise used in the business of, Northfield or any of its Subsidiaries (i) contains any worm, bomb, backdoor, clock, timer, or other disabling device code, design or routing which can cause software to be erased, inoperable or otherwise incapable of being used or (ii) contains any software code that is licensed under any terms or conditions that require that any software containing such code be (A) made available or distributed in source code form, (B) licensed for the purpose of making derivative works, (C) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (D) redistributable at no charge.

(d)            Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, the IT Assets of Northfield operate and perform in a manner that permits Northfield and its Subsidiaries to conduct their business as currently conducted and there has been no breach, or unauthorized use, access, interruption, modification or corruption of any IT Assets (or any information or transactions stored or contained therein or transmitted thereby) or, to the knowledge of Northfield, with respect to any third-party vendor that Northfield utilizes in its business.

(e)            For purposes of this Agreement, (i) “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any and all renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any and all renewals or extensions thereof; and any and all similar intellectual property or proprietary rights throughout the world and (ii) “IT Assets” means computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, including all documentation related to the foregoing, owned by, or licensed or leased to, Northfield or any of its Subsidiaries.

3.21           Loan Portfolio.

(a)             Except as set forth in Section 3.21(a) of the Northfield Disclosure Schedule, neither Northfield nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Northfield or any Subsidiary of Northfield is a creditor that, as of September 30, 2025, had an outstanding balance of $500,000 or more and under the terms of which the obligor was, as of September 30, 2025 over ninety (90) days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or five percent (5%) or greater stockholder of Northfield or any of its Subsidiaries, or to the knowledge of Northfield, any affiliate of any of the foregoing. Set forth in Section 3.21(a) of the Northfield Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Northfield and its Subsidiaries that, as of September 30, 2025, had an outstanding balance of $500,000 and were classified by Northfield as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of Northfield or any of its Subsidiaries that, as of September 30, 2025, is classified as “Other Real Estate Owned” and the book value thereof.

(b)            Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, each Loan of Northfield or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Northfield and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c)            Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, each outstanding Loan of Northfield or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Northfield and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d)            None of the agreements pursuant to which Northfield or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contain any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(e)            There are no outstanding Loans made by Northfield or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Northfield or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f)            Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, neither Northfield nor any of its Subsidiaries is now nor has it been since December 31, 2023 subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by any Governmental Entity or Northfield Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(g)            Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, as to each Loan that is secured, whether in whole or in part, by a guaranty of the United States Small Business Administration or any other Governmental Entity, such guaranty is in full force and effect, and to Northfield’s knowledge, will remain in full force and effect following the Effective Time, in each case, without any further action by Northfield or any of its Subsidiaries, subject to the fulfillment of their obligations under the agreement with the Small Business Administration or other Governmental Entity that arise after the date hereof and assuming that any applicable applications, filings, notices, consents and approvals contemplated in Section 3.4 and Section 4.4 have been made or obtained.

3.22           Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Northfield, (a) Northfield and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Northfield reasonably has determined to be prudent and consistent with industry practice, and Northfield and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Northfield and its Subsidiaries, Northfield or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by Northfield or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither Northfield nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

3.23           Sanctions, Anti-Money Laundering and Anti-Corruption Laws.

(a)            In the past five (5) years, Northfield and its Subsidiaries, and each of their respective directors, officers, employees and, to the knowledge of Northfield, agents or Representatives or any other person acting on behalf of Northfield and its Subsidiaries, acting alone or together, have been in compliance with the Foreign Corrupt Practices Act (the “FCPA”) and any other anti-corruption or anti-bribery applicable law, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Northfield.

(b)            Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Northfield, none of Northfield nor any of its Subsidiaries, nor any of their respective directors, officers nor, to the knowledge of Northfield, employees of Northfield, or agents or representatives or other persons acting on behalf of Northfield and its Subsidiaries, acting alone or together, has, directly or indirectly, (i) used any funds of Northfield or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Northfield or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the FCPA, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Northfield or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Northfield or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Northfield or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Northfield or any of its Subsidiaries.

(c)            In the past five (5) years, none of Northfield nor any of its Subsidiaries, nor, to the knowledge of Northfield and its Subsidiaries, any of their respective directors, officers, employees, agents or Representatives or other persons acting on their behalf was, or was fifty percent (50%) or more owned or controlled by one or more persons that are: (i) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, the United Kingdom, or other relevant sanctions authority with jurisdiction over any party hereto (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, the Crimea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea, Syria, and the non-government controlled areas of the Kherson and Zaporizhzhia regions of Ukraine) (each, a “Sanctioned Country”). In the past five (5) years, neither Northfield nor any of its Subsidiaries has engaged or is engaged in business in or with any country or territory that, at the time of such business, is or was a Sanctioned Country, or with any person that, at the time of such business, is or was the target of Sanctions. In the past five (5) years, Northfield and its Subsidiaries have complied in all material respects with applicable Sanctions.

(d)            Northfield and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to promote and achieve compliance with (i) the FCPA, and other anti-corruption and anti-bribery applicable laws, (ii) Sanctions and (iii) anti-money laundering and countering the financing of terrorism laws, and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (“Anti-Money Laundering Laws”).

(e)            Except as would not reasonably be expected to impair the transactions contemplated by this Agreement, in the past five (5) years, no Governmental Entity has commenced legal, administrative, arbitral or other proceedings, claims, or actions against, or, to the knowledge of Northfield, is investigating or has in the past five (5) years conducted, initiated or threatened any investigation of, Northfield or any of its Subsidiaries (or any of their respective directors, officers, employees, agents or representatives) for alleged violation of the FCPA and other anti-corruption and anti-bribery applicable laws, Sanctions or applicable Anti-Money Laundering Laws.

(f)             In the past five (5) years: (i) Northfield and its Subsidiaries have been in compliance in all material respects with all applicable Anti-Money Laundering Laws, (ii) Northfield and its Subsidiaries have maintained a written anti-money laundering compliance program that complies with all applicable Anti-Money Laundering Laws; (iii) neither Northfield nor its Subsidiaries has (A) been notified of a material weakness or deficiency of its anti-money laundering program by an auditor or Governmental Entity or (B) received written notice of or made a voluntary, mandatory or directed disclosure to any Governmental Entity relating to any actual or potential material violation of any Anti-Money Laundering Laws.

3.24           Deposits.

(a)            All of the deposits held by Northfield Bank (including the records and documentation pertaining to such deposits) are held in compliance, in all material respects, with (a) all applicable policies, practices and procedures of Northfield Bank and (b) all applicable laws, including Anti-Money Laundering Laws and Sanctions. All deposit account applications for deposits held by Northfield Bank have been solicited, taken and evaluated and applicants notified in a manner that complied, in all material respects, with all applicable laws. All deposit accounts for deposits held by Northfield Bank have been, in all material respects, maintained and serviced by Northfield Bank or its affiliates in accordance with the deposit account agreements and Northfield’s applicable policies, practices and procedures.

(b)            Since January 1, 2023, Northfield Bank has not reclassified any deposit reported on its Call Reports from a “brokered deposit,” as such term is used in the Call Reports, to a deposit that is not classified as a “brokered deposit.”

3.25           Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions (including any transactions entered into or to be entered into in connection with the transactions contemplated hereby), between Northfield or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Northfield or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Northfield Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Northfield) on the other hand, of the type required to be reported in any Northfield Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported.

3.26           State Takeover Laws. No “moratorium,” “fair price,” “affiliate transaction,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Statutes”) is applicable to this Agreement or the transactions contemplated hereby. Northfield does not have any stockholder rights plan, “poison pill” or similar plan or arrangement in effect.

3.27           Reorganization. Northfield has not taken any action (or failed to take any action) and is not aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger or the Bank Merger from qualifying for the Intended Tax Treatment.

3.28           Opinion. Prior to the execution of this Agreement, the Board of Directors of Northfield has received an opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from Raymond James Financial, Inc. to the effect that as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration in the Merger is fair from a financial point of view to the holders of Northfield Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.29           Northfield Information. The information relating to Northfield and its Subsidiaries or that is provided by Northfield or its Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement/Prospectus, the Form S-4, the Conversion Registration Statement, or in any other document filed with any Northfield Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Joint Proxy Statement/Prospectus relating to Northfield and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The portions of the Form S-4 and the Conversion Registration Statement relating to Northfield or any of its Subsidiaries will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

3.30           No Other Representations or Warranties.

(a)            Except for the representations and warranties made by Northfield in this Article III, neither Northfield nor any other person makes any express or implied representation or warranty with respect to Northfield, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Northfield hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Northfield nor any other person makes or has made any representation or warranty to the Columbia Parties or any of their affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Northfield, any of its Subsidiaries or their respective businesses or (ii) any oral or written information presented to the Columbia Parties or any of their affiliates or Representatives in the course of their due diligence investigation of Northfield, the negotiation of this Agreement or in the course of the transactions contemplated hereby, except in each case for the representations and warranties made by Northfield in this Article III.

(b)            Northfield acknowledges and agrees that neither Columbia nor any other person on behalf of Columbia has made or is making, and Northfield has not relied upon, any express or implied representation or warranty other than those contained in Article IV.

Article IV

Representations And Warranties Of COLUMBIA

Except (a) as disclosed in the corresponding section of the disclosure schedule delivered by the Columbia Parties to Northfield concurrently herewith (the “Columbia Disclosure Schedule”) (it being understood that (i) the mere inclusion of an item in the Columbia Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Columbia Parties that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (ii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (A) any other section of this Article IV specifically referenced or cross-referenced in such disclosure and (B) any other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (b) as disclosed in any Columbia Reports filed with or furnished to the SEC by Columbia since December 31, 2024, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature, and except with respect to matters that relate to the representations and warranties contained in Sections 4.2(a) and 4.2(b), each of the Columbia Parties, severally and not jointly, hereby represents and warrants to Northfield as follows:

4.1            Corporate Organization.

(a)            Columbia is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a savings and loan holding company duly registered under the HOLA.

(b)            Newco is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Newco was organized to succeed to the rights and obligations of the MHC and Columbia in connection with the Conversion and, upon completion of the Conversion, Newco will be a savings and loan holding company duly registered under the HOLA and will own all of the capital stock of Columbia Bank free and clear of any lien or encumbrance.

(c)            The MHC is a mutual holding company duly organized, validly existing and in good standing under the laws of the United States of America and is a savings and loan holding company duly registered under the HOLA.

(d)            Each of the Columbia Parties has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects. Each of the Columbia Parties is duly licensed or qualified to do business and in good standing (to the extent such concept (or a similar concept) exists in such jurisdiction) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Columbia, Newco or the MHC, as applicable.

(e)            True and complete copies of (i) the certificate of incorporation of Columbia (the “Columbia Certificate”) and the bylaws of Columbia (the “Columbia Bylaws”), (ii) the articles of incorporation of Newco (the “Newco Articles) and the bylaws of Newco (the “Newco Bylaws”) and (iii) the charter and bylaws of the MHC, in each case as in effect as of the date of this Agreement, have previously been made available by the Columbia Parties to Northfield.

(f)            Columbia Bank is a direct, wholly owned Subsidiary of Columbia, is duly organized, validly existing and in good standing under the laws of the United States, is authorized under the laws of the United States to engage in its business as currently conducted and otherwise has the corporate power and authority to own, lease and operate all of its assets and to conduct its business in the manner in which its business is now being conducted. Columbia Bank operates as a “covered savings association” under the HOLA. Columbia Bank is duly qualified or licensed to transact business as a foreign corporation and in good standing in each jurisdiction in which its ownership or lease of its assets or conduct of its business requires such qualification or licensure, except where failure to be so qualified or licensed has not had or would not reasonably be expected to have a Material Adverse Effect on Columbia. The deposit accounts of Columbia Bank are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of Columbia, threatened. The articles of association and bylaws of Columbia Bank comply with applicable law. True, complete and correct copies of the articles of association and bylaws of Columbia Bank, each as in effect as of the date of this Agreement, have been delivered or made available to Northfield.

(g)            Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Columbia, each direct or indirect non-banking Subsidiary of Columbia (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. No Subsidiary of Columbia is in material violation of any of the provisions of the articles or certificate of incorporation or bylaws (or comparable organizational documents) of such Subsidiary of Columbia. For purposes of this Agreement, the term “Columbia Subsidiaries” refers collectively to Columbia Bank and all direct and indirect Subsidiaries of Columbia.

4.2            Capitalization.

(a)            As of the date of this Agreement, the authorized capital stock of Columbia consists of 500,000,000 shares of Columbia common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of Capitalization Date, there were (i) 103,984,649 shares of Columbia Common Stock issued and outstanding, of which 76,016,524 shares of Columbia Common Stock are held by the MHC, (ii) no shares of Columbia Common Stock were reserved for issuance pursuant to grants of Columbia restricted stock awards (“Columbia Restricted Stock Awards”), (iii)  4,025,715 shares of Columbia Common Stock reserved for issuance upon the exercise of outstanding options with respect to Columbia Common Stock (“Columbia Options”), (iv) no shares of Columbia Common Stock reserved for issuance upon the settlement of outstanding performance-based restricted stock unit awards (“Columbia PRSA Awards”), (v) 27,639,379 shares of Columbia common stock held in treasury, (vi) 1,379,349 shares of Columbia Common Stock reserved for issuance under the Columbia Benefit Plans (other than any outstanding Columbia Restricted Stock Awards or any Columbia Equity Awards listed in clauses (ii), (iii) and (iv)), and (vii) no other shares of capital stock or other voting securities or equity interests of Columbia issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Columbia Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Columbia may vote. Other than Columbia Restricted Stock Awards, Columbia PRSA Awards and Columbia Options (collectively, “Columbia Equity Awards”) issued prior to the date of this Agreement as described in this Section 4.2(a), as of the date of this Agreement there are no outstanding subscriptions, equity or equity-based compensation awards (including options, stock appreciation rights, phantom units or shares, restricted stock, restricted stock units, performance stock units, performance awards, profit participation rights, or dividend or dividend equivalent rights or similar awards), warrants, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in Columbia or Newco, or contracts, commitments, understandings or arrangements by which Columbia or Newco may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Columbia or that otherwise obligate Columbia, Newco or any Columbia Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing, other than subscription rights issuable in connection with the Conversion.

(b)            The authorized capital stock of Newco consists of 750,000,000 shares of Newco Common Stock, 100 shares of which are outstanding as of the date hereof, and 100,000,000 shares of preferred stock, par value $0.01, none of which are outstanding as of the date hereof.

(c)            Columbia owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of Columbia BANK and the Columbia Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any Columbia Subsidiary, or contracts, commitments, understandings or arrangements by which any Columbia Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such Columbia Subsidiary, or otherwise obligating Columbia or any Columbia Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing. No Columbia Subsidiary owns any capital stock of Columbia. Other than the Columbia Support Agreements, there are no voting trusts, stockholder agreements, proxies or other agreements in effect to which Columbia or any of its Subsidiaries is a party with respect to the voting or transfer of Columbia Common Stock or Newco Common Stock, capital stock or other voting or equity securities or ownership interests of Columbia or granting any stockholder or other person any registration rights.

4.3            Authority; No Violation.

(a)            Each of the Columbia Parties has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and member approvals and other actions described below, to consummate the transactions contemplated hereby, including the Conversion. The execution and delivery of this Agreement and the consummation of the Merger and the Conversion have been duly and validly approved by the Boards of Directors of each of the Columbia Parties. The Board of Directors of each of the Columbia Parties, acting with the approval of not less than a majority of the number of members of the Board of Directors, has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Columbia and its stockholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger and the issuance of the shares of Newco Common Stock constituting the Merger Consideration pursuant to this Agreement (the “Newco Share Issuance”)), and has directed that this Agreement be submitted to the stockholders of Columbia for approval at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of holders of a majority of all votes entitled to be cast at a meeting called therefor of the stockholders of Columbia (the “Requisite Columbia Vote”), approval of the Conversion and/or Plan of Conversion by the stockholders of Columbia and the members of the MHC, and, subject to the approval of the Bank Merger Agreement by the Board of Directors of Columbia Bank and Columbia, as Columbia Bank’s sole stockholder, no other corporate proceedings on the part of Columbia or Newco are necessary to approve this Agreement or to consummate the transactions contemplated hereby, including the Conversion. This Agreement has been duly and validly executed and delivered by each of the Columbia Parties and (assuming due authorization, execution and delivery by Northfield) constitutes a valid and binding obligation of each of the Columbia Parties, enforceable against each of the Columbia Parties in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Newco Common Stock to be issued in the Merger will, upon issuance and delivery at the Closing, be validly authorized, and when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Columbia will have any preemptive right or similar rights in respect thereof.

(b)            Neither the execution and delivery of this Agreement by the Columbia Parties , nor the consummation by the Columbia Parties of the transactions contemplated hereby (including the Merger, the Bank Merger and the Conversion), nor compliance by any of the Columbia Parties with any of the terms or provisions hereof, will (i) violate any provision of the certificate of incorporation, articles of incorporation, charter, bylaws or similar organizational documents of any of the Columbia PARTIES or of any Columbia Subsidiary or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to any of the Columbia Parties or any of the Columbia Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of any of the Columbia Parties or any of the Columbia Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which any of the Columbia Parties or any of the Columbia Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or Lien creations that either individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on Columbia or Newco.

4.4            Consents and Approvals. Except for (a) all regulatory and stockholder/member approvals in connection with the Conversion as described in the Plan of Conversion and the stockholder approval referred to in Section 4.3(a), (b) the filing of any required applications, filings and notices, as applicable, with the NASDAQ, (c) the filing of any required applications, filings, waiver requests and notices, as applicable, with (i) the Federal Reserve Board under the BHC Act, the HOLA, the Bank Merger Act and the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Riegle-Neal Act”), and (ii) any federal or state banking, securities or insurance regulatory authorities and approval of such applications, filings and notices, (d) the filing by Newco with the SEC of the Form S-4 and the Conversion Registration Statement, and the declaration by the SEC of the effectiveness of the Form S-4 and the Conversion Registration Statement, (e) the filing of the Articles of Merger with the MSDAT pursuant to the MGCL and the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, as applicable, and the filing of the Bank Merger Certificate with the applicable Governmental Entities as required by applicable law, (f) if required by the HSR Act, the filing of any applications, filings or notices under the HSR Act and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Newco Common Stock pursuant to this Agreement and the approval of the listing of such Newco Common Stock on the NASDAQ Global Select Market, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (x) the execution and delivery by each of the Columbia Parties of this Agreement or (y) the consummation by the Columbia Parties of the Merger and the other transactions contemplated hereby (including the Bank Merger and the Conversion). As of the date hereof, to the knowledge of each of the Columbia Parties, there is no reason why the necessary regulatory approvals and consents will not be received by the Columbia Parties required under this Section 4.4 or any required regulatory approvals and consents in connection with the consummation of the transactions contemplated by the Plan of Conversion cannot be obtained or granted to permit consummation of the Merger and the Bank Merger on a timely basis. As used in this Agreement, the term “Conversion Registration Statement” mans the registration statement, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering shares of Newco Common Stock to be offered and issued in connection with the Conversion.

4.5            Reports. Columbia and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2023 with (i) the SEC, (ii) the Federal Reserve Board, (iii) the OCC, (iv) FDIC, and (v) any self-regulatory organization (clauses (i) – (v), collectively, “Columbia Regulatory Agencies”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Columbia Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Columbia. As of their respective dates, such reports, forms, correspondence, registrations and statements, and other filings, documents and instruments were complete and accurate and complied with all applicable laws, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia. Subject to Section 9.14, except for normal examinations conducted by a Columbia Regulatory Agency in the ordinary course of business of Columbia and its Subsidiaries, to the knowledge of Columbia, no Columbia Regulatory Agency has initiated or has pending any proceeding or investigation into the business or operations of Columbia or any of its Subsidiaries since January 1, 2023, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia. Subject to Section 9.14, there (i) is no unresolved violation, criticism, or exception by any Columbia Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Columbia or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Columbia Regulatory Agency with respect to the business, operations, policies or procedures of Columbia or any of its Subsidiaries since January 1, 2023, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia.

4.6            Financial Statements.

(a)            The financial statements of Columbia and its Subsidiaries included (or incorporated by reference) in the Columbia Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Columbia and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Columbia and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. Since December 31, 2023, no independent public accounting firm of Columbia has resigned (or informed Columbia that it intends to resign) or been dismissed as independent public accountants of Columbia as a result of or in connection with any disagreements with Columbia on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)            Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia, neither Columbia nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Columbia included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2025, or in connection with this Agreement and the transactions contemplated hereby.

(c)            The records, systems, controls, data and information of Newco, Columbia and the Columbia Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Columbia or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Newco or Columbia. Columbia (x) has implemented and maintains disclosure controls and procedures and internal controls over financial reporting (as defined in Rule 13a-15(e) and (f), respectively, of the Exchange Act) to ensure that material information relating to Columbia, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Columbia by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and (y) has not identified (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to materially adversely affect Columbia’s ability to record, process, summarize and report financial information, and (ii) any fraud that involves management or senior employees who have a significant role in Columbia’s internal controls over financial reporting. As of the date hereof, neither Columbia nor its independent audit firm has identified any unremediated material weakness in internal controls over financial reporting or disclosure controls and procedures. To the knowledge of Columbia, Columbia has no reason to believe that Columbia’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)            Since January 1, 2023, (i) neither Columbia nor any of its Subsidiaries, nor, to the knowledge of Columbia, any Representative of Columbia or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to credit loss reserves, write-downs, charge-offs and accruals) of Columbia or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Columbia or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Columbia or any of its Subsidiaries, whether or not employed by Columbia or any of its Subsidiaries, has reported to Columbia evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Columbia or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Columbia or any committee thereof or the Board of Directors or similar governing body of any Columbia Subsidiary or any committee thereof.

(e)            The financial statements contained in the Call Reports of Columbia Bank for the periods ended on or after January 1, 2023, (i) are true and complete in all material respects, (ii) have been prepared from, and are in accordance with, the books and records of Columbia Bank, (iii) fairly present in all material respects the consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows and consolidated balance sheets of Columbia Bank for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iv) complied, as of their respective dates of filing, in all material respects with applicable accounting requirements and with the published rules and regulations with respect thereto, and (v) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

(f)            The ACL reflected in the financial statements of Columbia and its Subsidiaries was, as of the date of each of the financial statements, in compliance with Columbia’s existing methodology for determining the adequacy of the ACL and in compliance with the standards established by the applicable Columbia Regulatory Agency, the Financial Accounting Standards Board and GAAP, and, as reasonably determined by management under the circumstances, was adequate as of the date thereof.

(g)            The independent registered public accounting firm engaged to express its opinion with respect to the financial statements of Columbia and its Subsidiaries included in the Columbia Reports is, and has been throughout the periods covered thereby, “independent” within the meaning of Rule 2-01 of Regulation S-X.

4.7            Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc., none of the Columbia Parties nor any Columbia Subsidiary, nor any of their respective officers or directors on behalf of any of the Columbia Parties, has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

4.8            Absence of Certain Changes or Events.

(a)            Since December 31, 2024, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia.

(b)            Since December 31, 2024, each of the Columbia Parties and the Columbia Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9            Legal Proceedings.

(a)            Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on Columbia, none of the Columbia Parties and none of the Columbia Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of Columbia, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against any of the Columbia Parties or any of the Columbia Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement, including the Conversion.

(b)            There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon any of the Columbia Parties, any of the Columbia Subsidiaries or the assets of any of the Columbia Parties or any of the Columbia Subsidiaries (or that, upon consummation of the Merger, the Bank Merger or the Conversion, would apply to the Surviving Corporation or any of its affiliates).

4.10            Taxes and Tax Returns. Each of the Columbia Parties and each of the Columbia Subsidiaries has duly and timely filed (including all applicable extensions) all income and other material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns were true, correct, and complete in all material respects. None of the Columbia Parties nor any of the Columbia Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of the Columbia Parties and the Columbia Subsidiaries (whether or not shown on any Tax Returns) that were due have been fully and timely paid. Each of the Columbia Parties and the Columbia Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. None of the Columbia Parties and none of the Columbia Subsidiaries has currently been granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. None of the Columbia Parties and none of the Columbia Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and, to the knowledge of Columbia, there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of the Columbia Parties and or the Columbia Subsidiaries or the assets of the Columbia Parties and the Columbia Subsidiaries. None of the Columbia Parties has entered into any private letter ruling requests, closing agreements or gain recognition agreements with respect to a material amount of Taxes requested or executed in the last three (3) years. None of the Columbia Parties and none of the Columbia Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the MHC, Columbia and any Columbia Subsidiaries or agreements or arrangements the principal purpose of which is not Taxes). None of the Columbia Parties nor any of the Columbia Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was Columbia or the MHC) or (B) has any liability for the Taxes of any person (other than Columbia, the MHC or any of their Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. None of the Columbia Parties nor any Columbia Subsidiary has been, within the past two (2) years as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. None of the Columbia Parties and none of the Columbia Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). None of the Columbia Parties nor any of the Columbia Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) installment sale or open transaction disposition made prior to the Closing; (ii) prepaid amount or deferred revenue received prior to the Closing outside the ordinary course of business; or (iii) excess loss account described in the Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local applicable laws) occurring or existing prior to the Closing. None of the Columbia Parties nor any of the Columbia Subsidiaries will be required to make any payment after the Closing Date as a result of an election under Section 965(h) of the Code.

4.11            Employees.

(a)            Section 4.11(a) of the Columbia Disclosure Schedules sets forth a true and complete list of all material Columbia Benefit Plans (other than any employment, change in control, retention or consulting agreements). Columbia has heretofore made available to Northfield true and complete copies of each material Columbia Benefit Plan. For purposes of this Agreement, the term “Columbia Benefit Plans” means an Employee Benefit Plan to which Columbia, any Subsidiary of Columbia or any of their respective ERISA Affiliates is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Columbia, any of its Subsidiaries or any of their ERISA Affiliates for the benefit of any current or former employee, officer, director or independent contractor of Columbia, any of its Subsidiaries or any of their ERISA Affiliates, or for which Columbia, any of its Subsidiaries or any of their ERISA Affiliates has any direct or indirect liability, excluding, in each case, Multiemployer Plan.

(b)            Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia, each Columbia Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia, neither Columbia nor any of its Subsidiaries has taken any corrective action or made a filing under any voluntary correction program of the IRS, DOL or any other Governmental Entity with respect to any Columbia Benefit Plan, and neither Columbia nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(c)            The IRS has, if applicable, issued a favorable determination letter or opinion with respect to each Columbia Benefit Plan that is intended to be qualified under Section 401(a) of the Code and the related trust, which letter or opinion has not expired or been revoked (nor has revocation been threatened), and, to the knowledge of Columbia, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any such plan or the related trust.

(d)            To the knowledge of Columbia, each Columbia Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been timely amended (if applicable) to comply and has been operated in compliance in all material respects with, and Columbia and its Subsidiaries have complied in all material respects in practice and operation with, all applicable requirements of Section 409A of the Code.

(e)            Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, officer, director, or other service provider of Columbia or any of its Subsidiaries, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any Columbia Benefit Plan, or (iii) result in any limitation on the right of Columbia or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Columbia Benefit Plan or related trust.

(f)            Columbia and its Subsidiaries are, and have been since January 1, 2023, in compliance with all applicable laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the related payment and withholding of Taxes, except for failures to comply that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia.

(g)            Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia, there are no pending or, to Columbia’s knowledge, threatened labor grievances or unfair labor practice claims or charges against Columbia or any of its Subsidiaries, or any strikes, or other labor disputes against Columbia or any of its Subsidiaries. Neither Columbia nor any of its Subsidiaries is party to or bound by any Collective Bargaining Agreement or work rules or practices agreed to with any labor organization or employee association applicable to service provider of Columbia or any of its Subsidiaries and, to the knowledge of Columbia, there are no organizing efforts by any union or other group seeking to represent any employees of Columbia or any of its Subsidiaries.

4.12           SEC Reports. Columbia has previously made available to Northfield an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2023 by Columbia pursuant to the Securities Act or the Exchange Act (the “Columbia Reports”) and (b) communication mailed by Columbia to its stockholders since December 31, 2023, and no such Columbia Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2023, as of their respective dates, all Columbia Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Columbia has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or unresolved issues raised by the SEC with respect to any of the Columbia Reports.

4.13           Compliance with Applicable Law.

(a)            Each of the Columbia Parties and each of the Columbia Subsidiaries hold, and have at all times since December 31, 2023, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Columbia, and to the knowledge of each of the Columbia Parties, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.

(b)            Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Columbia, each of the Columbia Parties and each of the Columbia Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Columbia Parties or any of the Columbia Subsidiaries, including all laws related to data protection or privacy (including laws relating to the privacy and security of Personal Data), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the CARES Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

(c)            Columbia Bank has received a Community Reinvestment Act rating of “satisfactory” or better in its most recently completed Community Reinvestment Act examination.

(d)            Columbia maintains a written information privacy and security program that includes reasonable measures to protect the privacy, confidentiality and security of all Personal Data owned, controlled or processed by Columbia and its Subsidiaries against any (i) loss or misuse of such Personal Data, (ii) unauthorized or unlawful operations performed upon such Personal Data, or (iii) other act or omission that compromises the security or confidentiality of such Personal Data. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Columbia, to the knowledge of Columbia, since December 31, 2023, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Columbia and its Subsidiaries.

(e)            As of the date hereof, each of Columbia and Columbia Bank is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary bank regulator) and, as of the date hereof, neither Columbia nor any of its Subsidiaries has received any indication from a Columbia Regulatory Agency that its status as “well-capitalized” or that Columbia Bank’s Community Reinvestment Act rating will be downgraded within one (1) year from the date of this Agreement.

(f)            Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Columbia, since January 1, 2023, Columbia Bank has, in all material respects, (i) timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite custom reports required by any agency of the U.S. Department of the Treasury, including the IRS, and (ii) timely filed all Suspicious Activity Reports with the Financial Crimes Enforcement Network (bureau of the U.S. Department of the Treasury) required to be filed by it pursuant to all applicable laws.

4.14          Certain Contracts.

(a)            Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Columbia or any of its Subsidiaries is a party or by which Columbia or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Columbia (or a Quarterly Report on Form 10-Q or a Current Report on Form 8-K subsequent thereto) (each, a “Columbia Contract”).

(b)            (i) Each Columbia Contract is valid and binding on Columbia or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Columbia, (ii) Columbia and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each Columbia Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Columbia, (iii) to the knowledge of Columbia, each third-party counterparty to each Columbia Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such Columbia Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Columbia, (iv) neither Columbia nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any Columbia Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Columbia or any of its Subsidiaries or, to the knowledge of Columbia, any other party thereto, of or under any such Columbia Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Columbia.

4.15           Columbia Supervisory Actions. Subject to Section 9.14, none of the Columbia Parties nor any of the Columbia Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order, directive or other supervisory action by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Columbia Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies or practices, its management or its business (each, whether or not set forth in the Columbia Disclosure Schedule, a “Columbia Supervisory Action”), nor has any of the Columbia Parties or any Columbia Subsidiaries been advised since January 1, 2023, of any Columbia Supervisory Action by any Columbia Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Columbia Supervisory Action.

4.16           Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Columbia or any of its Subsidiaries or for the account of a customer of Columbia or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Columbia Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Columbia or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). Columbia and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Columbia’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereto.

4.17           Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia, Columbia and its Subsidiaries are in compliance, and have complied since January 1, 2023, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of Columbia, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Columbia or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against Columbia, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia. To the knowledge of Columbia, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia. Columbia is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, Columbia Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia.

4.18           Investment Securities. Each of Columbia and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements) free and clear of any Lien, except (i) to the extent such securities are pledged in the ordinary course of business consistent with past practice to secure obligations of Columbia or its Subsidiaries and (ii) as would not be material to Columbia and its Subsidiaries, taken as a whole. Columbia and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Columbia believes are prudent and reasonable in the context of such businesses.

4.19           Real Property. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia, Columbia or a Columbia Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Columbia Reports as being owned by Columbia or a Columbia Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Columbia Owned Properties”), free and clear of all material Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Columbia Reports or acquired after the date thereof which are material to Columbia’s business (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the Columbia Owned Properties, the “Columbia Real Property”), free and clear of all material Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Columbia, the lessor. There are no pending or, to the knowledge of Columbia, threatened condemnation proceedings against the Columbia Real Property.

4.20           Intellectual Property. Columbia and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property used, held for use in or otherwise necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia: (i) to the knowledge of Columbia, the use of any Intellectual Property by Columbia and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Columbia or any Columbia Subsidiary acquired the right to use any Intellectual Property, (ii) no person has asserted in writing to Columbia that Columbia or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (iii) to the knowledge of Columbia, no person is challenging, infringing on or otherwise violating any right of Columbia or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Columbia or its Subsidiaries and (iv) neither Columbia nor any Columbia Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Columbia or any Columbia Subsidiary, and Columbia and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Columbia and its Subsidiaries and to maintain, enforce and protect the confidentiality of all Intellectual Property owned or licensed, respectively, by Columbia and its Subsidiaries the value of which is contingent upon maintaining the confidentiality thereof.

4.21           Loan Portfolio.

(a)            Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia, each Loan of Columbia or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Columbia and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(b)            Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia, neither Columbia nor any of its Subsidiaries is now nor has it been since December 31, 2023 subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Columbia Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(c)            Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia, each outstanding Loan of Columbia or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Columbia and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

4.22           Insurance. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Columbia, (a) Columbia and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Columbia reasonably has determined to be prudent and consistent with industry practice, and Columbia and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Columbia and its Subsidiaries, Columbia or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by Columbia or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither Columbia nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

4.23           State Takeover Laws. No Takeover Statute is applicable to this Agreement or the transactions contemplated hereby.

4.24           Reorganization. None of the Columbia Parties has taken any action (or failed to take any action) and is not aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger or the Bank Merger from qualifying for the Intended Tax Treatment.

4.25           Opinion. Prior to the execution of this Agreement, the Board of Directors of Columbia has received an opinion of Keefe, Bruyette & Woods, Inc. (which if initially rendered orally, has been or will be confirmed in a written opinion dated the same date as when initially rendered) to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Aggregate Merger Consideration (defined as the aggregate Cash Consideration and the aggregate Stock Consideration, taken together, assumed at the direction of Columbia) was fair from a financial point of view, to Newco. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.26           Columbia Information. The information relating to Columbia and its Subsidiaries or that is provided by each of the Columbia Parties or its Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement/Prospectus, the Form S-4, the Conversion Registration Statement, or in any other document filed with any Columbia Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Joint Proxy Statement/Prospectus relating to Columbia and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 (except for such portions thereof that relate to Northfield or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.27           Sanctions, Anti-Money Laundering and Anti-Corruption Laws.

(a)            Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Columbia and its Subsidiaries, taken as a whole, in the past five (5) years, Columbia and its Subsidiaries, and each of their respective directors, officers, employees and, to the knowledge of Columbia, agents or Representatives or any other person action on behalf of Columbia and its Subsidiaries, acting alone or together, has been in compliance with the FCPA and any other anti-corruption or anti-bribery applicable law.

(b)            Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Columbia, none of Columbia nor any of its Subsidiaries, nor any of their respective directors, officers nor, to the knowledge of Columbia, employees of Columbia, or agents or representatives or other persons acting on behalf of Columbia and its Subsidiaries, acting alone or together, has, directly or indirectly, (i) used any funds of Columbia or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Columbia or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the FCPA, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Columbia or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Columbia or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Columbia or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Columbia or any of its Subsidiaries.

(c)            In the past five (5) years, none of Columbia nor any of its Subsidiaries, nor, to the knowledge of Columbia, any of their respective directors, officers, employees, agents or Representatives or other persons acting on their benefit, was, or was fifty percent (50%) or more owned or controlled by one or more persons that are: (i) the subject of any Sanctions, or (ii) located, organized or resident in a Sanctioned Country.

(d)            Columbia and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to promote and achieve compliance with the FCPA and other anti-corruption and anti-bribery applicable laws and Anti-Money Laundering Laws.

(e)             Except as would not reasonably be expected to impair the transaction contemplated by this Agreement, in the past five (5) years, no Governmental Entity has commenced legal, administrative, arbitral or other proceedings, claims, or actions against, or, to the knowledge of Columbia, is investigating or has in the past five (5) years conducted, initiated or threatened any investigation of, Columbia or any of its Subsidiaries (or any of their respective directors, officers, employees, agents or representatives) for alleged violation of the FCPA and other anti-corruption and anti-bribery applicable laws, Sanctions and Anti-Money Laundering Laws.

(f)              In the past five (5) years: (i) Columbia and its Subsidiaries have been in compliance in all material respects with all applicable Anti-Money Laundering Laws, (ii) Columbia and its Subsidiaries have maintained a written anti-money laundering compliance program that complies with all applicable Anti-Money Laundering Laws; (iii) neither Columbia nor its Subsidiaries has (A) been notified of a material weakness or deficiency of its anti-money laundering program by an auditor or Governmental Entity or (B) received written notice of or made a voluntary, mandatory or directed disclosure to any Governmental Entity relating to any actual or potential material violation of any Anti-Money Laundering Laws.

4.28           Deposits.

(a)            All of the deposits held by Columbia Bank (including the records and documentation pertaining to such deposits) are held in compliance, in all material respects, with (a) all applicable policies, practices and procedures of Columbia Bank and (b) all applicable laws, including Anti-Money Laundering Laws and Sanctions. All deposit account applications for deposits held by Columbia Bank have been solicited, taken and evaluated and applicants notified in a manner that complied, in all material respects, with all applicable laws. All deposit accounts for deposits held by Columbia Bank have been, in all material respects, maintained and serviced by Columbia Bank or its affiliates in accordance with the deposit account agreements and Columbia’s applicable policies, practices and procedures.

(b)            Since January 1, 2023, Columbia Bank has not reclassified any deposit reported on its Call Reports from a “brokered deposit,” as such term is used in the Call Reports, to a deposit that is not classified as a “brokered deposit.”

4.29           Merger Consideration. Following the completion of the transactions contemplated by the Plan of Conversion and immediately prior to the Closing, Newco shall have sufficient immediately available cash on hand to fund the Cash Consideration and sufficient shares of Newco Common Stock reserved for issuance to the holders of Northfield Common Stock to provide the Stock Consideration in connection with the Merger, collectively to enable the Merger Consideration to be paid in full in accordance with the terms hereof.

4.30           No Other Representations or Warranties.

(a)            Except for the representations and warranties made by Columbia in this Article IV, none of the Columbia Parties nor any other person makes any express or implied representation or warranty with respect to the Columbia Parties, the Columbia Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and each of the Columbia Parties hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, none of the Columbia Parties nor any other person makes or has made any representation or warranty to Northfield or any of its affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to any of the Columbia Parties, any of the Columbia Subsidiaries or their respective businesses or (ii) any oral or written information presented to Northfield or any of its affiliates or Representatives in the course of their due diligence investigation of the Columbia Parties, the negotiation of this Agreement or in the course of the transactions contemplated hereby, except in each case for the representations and warranties made by the Columbia Parties in this Article IV.

(b)            Each of the Columbia Parties acknowledges and agrees that neither Northfield nor any other person on behalf of Northfield has made or is making, and none of the Columbia Parties have relied upon, any express or implied representation or warranty other than those contained in Article III.

Article V

Covenants Relating to Conduct of Business

5.1            Conduct of Business by Northfield Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Northfield Disclosure Schedule), required by law or as consented to in writing by Columbia (such consent not to be unreasonably withheld, conditioned or delayed), Northfield shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or delay the ability of either Columbia or Northfield to obtain any necessary approvals of any Columbia Regulatory Agency, Northfield Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby, including the Conversion, or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby, including the Conversion, on a timely basis.

5.2            Forbearances of Northfield. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in Section 5.2 of the Northfield Disclosure Schedule (it being understood that any disclosures made with respect to a subsection of this Section 5.2 shall be deemed to qualify (1) any other subsection of this Section 5.2 specifically referenced or cross-referenced, and (2) any other subsections of this Section 5.2 to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other subsections)) or as required by law, Northfield shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Columbia (such consent not to be unreasonably withheld, conditioned or delayed):

(a)            (i) incur any indebtedness for borrowed money in excess of $10,000,000 other than (A) federal funds borrowings, Federal Home Loan Bank borrowings, Federal Reserve Bank borrowings, or borrowings from correspondent banks, in each case with a maturity not in excess of six (6) months and in the ordinary course of business consistent with past practice, (B) deposits, or other customary banking products such as letters of credit, in each case, in the ordinary course of business consistent with past practice and (C) indebtedness of Northfield or any of its wholly owned Subsidiaries to Northfield or any of its wholly owned Subsidiaries; provided that (I) such indebtedness is on customary and reasonable market terms, (II) except for federal funds borrowings, Federal Home Loan Bank borrowings, Federal Reserve Bank borrowings, or borrowings from correspondent banks, such indebtedness is prepayable or redeemable at any time (subject to customary notice requirements, without premium or penalty), (III) the performance of this Agreement or the consummation of the transactions contemplated hereby shall not result in any violation of or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under or any other material right of the lenders (or their agents or trustees) under, or any loss of a material benefit of Northfield or any of its Subsidiaries under, or result in the creation of any Lien upon any of the assets of Northfield or any of its Subsidiaries under such indebtedness, or would reasonably be expected to require the preparation or delivery of separate financial statements of Northfield, the Surviving Corporation or their respective Subsidiaries and (IV) such indebtedness is not comprised of debt securities or calls, options, warrants or other rights to acquire any debt securities, or (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)            adjust, split, combine or reclassify any capital stock of Northfield (or any shares thereof);

(i)             make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any Northfield Securities or Northfield Subsidiary Securities except, in each case, (A) regular quarterly cash dividends at a rate not in excess of the amounts set forth in Section 5.2(b)(i) of the Northfield Disclosure Schedule and with record and payment dates consistent with past practice (and corresponding dividends or dividend equivalents in respect of Northfield Equity Awards), (B) dividends paid by any wholly owned Subsidiaries of Northfield or (C) the acceptance of shares of Northfield Common Stock as payment for the exercise price of Northfield Options or for the withholding Taxes incurred in connection with the vesting or settlement of Northfield Equity Awards, in each case, outstanding as of, and in accordance with the terms of such awards as of, the date hereof or granted after the date hereof to the extent expressly contemplated by this Agreement or the Northfield Disclosure Schedule;

(ii)            grant any stock options, warrants, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity or equity-based awards or interests, or grant any person any right to acquire any Northfield Securities under a Northfield Equity Plan or otherwise; or

(iii)           issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any Northfield Securities or Northfield Subsidiary Securities, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any Northfield Securities or Northfield Subsidiary Securities, except pursuant to the exercise of Northfield Options or the vesting or settlement of any Northfield Equity Awards outstanding as of, and in accordance with the terms of such awards as of, the date hereof;

(c)            sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than (i) in the ordinary course of business consistent with past practice (including the sale, transfer and disposal of other real estate owned or non-performing notes with respect to loans) or (ii) pursuant to contracts or agreements in force at the date of this Agreement;

(d)           except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business consistent with past practice, make any material investment in or acquire (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case other than a wholly owned Subsidiary of Northfield;

(e)            in each case except for transactions in the ordinary course of business consistent with past practice and any transaction that individually is less than $200,000, (i) terminate, materially amend, renegotiate, or waive any material provision of, or waive, release, compromise or assign any material rights or claims under, any Northfield Contract (or any contract entered into after the date hereof that would be a Northfield Contract if it were in effect on the date of this Agreement), or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to Northfield, or (ii) enter into any contract that would constitute a Northfield Contract, if it were in effect on the date of this Agreement, except in each case of the foregoing clause (i) or (ii), for transactions in the ordinary course of business consistent with past practice; provided that Northfield will consult with Columbia prior to entering into any contract that would constitute a Northfield Contract under Section 3.14(a)(iv) if it were in effect on the date of this Agreement and shall consider in good faith any feedback provided by Columbia regarding such contract;

(f)            except as required by the terms of any Northfield Benefit Plan in effect as of the date of this Agreement or as set forth in Section 5.2(f) of the Northfield Disclosure Schedule (or entered into, established or adopted after the date of this Agreement in a manner not inconsistent with this Section 5.2(f)), (i) enter into, adopt, amend or terminate any employment agreement, offer letter, retention agreement, change in control or transaction bonus agreement, severance agreement or similar plan, program, agreement or arrangement, other than entering into offer letters to fill vacancies arising due to the promotion of an employee or the termination of employment of any employee who is not a Key Employee (as defined below) that do not contain severance or change in control provisions (with standard terms) in accordance with Subsection (viii) below and in the ordinary course of business consistent with past practice; (ii) enter into, adopt, materially amend or terminate any Employee Benefit Plan or any Collective Bargaining Agreement, (iii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, (iv) pay or award, or accelerate the vesting of, any non-equity bonuses or incentive compensation, (v) grant or accelerate the vesting or payment of any equity or equity-based compensation, (vi) fund any rabbi trust or similar arrangement, (vii) terminate the employment of any employee with the title of Senior Vice President or above (a “Key Employee”), other than for cause or take any action which would entitle a Key Employee to resign with “good reason” or similar term of import, (viii) hire any employees, other than to fill vacancies arising due to the promotion of an employee or termination of employment of any employee who was not a Key Employee or (ix) engage in any reduction in force, group termination, furlough or similar action with respect to any employees;

(g)           settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount, individually and in the aggregate that is not material to Northfield, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Corporation;

(h)           take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger or the Bank Merger from qualifying for the Intended Tax Treatment;

(i)             amend the Northfield Certificate of Incorporation, the Northfield Bylaws or comparable governing documents of its Subsidiaries;

(j)             materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(k)            implement or adopt any change in its accounting principles, practices, methods or systems and internal accounting controls or disclosure controls, other than as may be required by GAAP or applicable law, regulation or policies imposed by any Governmental Entity or as requested by a Northfield Regulatory Agency;

(l)             enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate, fee pricing or other material banking or operating policies and practices and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(m)           make or acquire (other than the purchase of residential one- to four-family Loans with balances of up to $5,000,000 in the ordinary course of business, provided that no single loan balance exceeds $2,000,000) any new Loan or issue a commitment (including a letter of credit), other than with respect to a Loan for which a commitment has been issued as of the date of this Agreement, for any new Loan or renew or extend an existing commitment for any Loan, or amend or modify in any material respect any Loan, (including in any manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral), except (i) Loans for which a commitment to make or acquire was entered into prior to the date of this Agreement; (ii) Loans or commitments for (A) secured commercial real estate Loans with a principal balance less than $20,000,000; (B) commercial and industrial Loans with a principal balance of less than $7,500,000; (C) construction Loans with a principal balance of less than $10,000,000; (D) residential one- to four-family Loans with a principal balance of less than $3,000,000; and (E) Loans secured by a guaranty of the United States Small Business Administration with a principal balance of less than $5,000,000; provided in each case that such Loan was originated in compliance in all material respects with Northfield Bank’s underwriting policy and related Loan policies in effect as of the date of this Agreement, including pursuant to an exception to such underwriting policy and related Loan policies that is reasonable in light of the underwriting of the borrower for such Loan or commitment (provided that this exception shall not permit Northfield or its Subsidiaries to acquire any such Loans), and (iii) amendments or modifications of any existing Loan in compliance in all material respects with Northfield Bank’s underwriting policy and related Loan policies in effect as of the date of this Agreement without utilization of any of the exceptions provided in such underwriting policy and related loan policies. If Northfield seeks Columbia’s prior written consent pursuant to make or acquire a Loan under this Section 5.2(m) that if Columbia does not respond to a written request that is directed to the attention of its Chief Credit Officer (and otherwise in accordance with the notice procedures set forth in Section 9.5) within five (5) business days of having received such request together with the relevant Loan package, such non-response shall be deemed to constitute consent;

(n)            make any new Loans to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Northfield or its Subsidiaries;

(o)            cancel, compromise, waive, or release any material Loans, except for (i) sales of Loans in the ordinary course of business consistent with past practice, or (ii) as expressly required by the terms of any Northfield Contract in force at the date of this Agreement;

(p)            enter into any securitizations of any Loans or create any special purpose funding or variable interest entity;

(q)            make, or commit to make, any capital expenditures that exceed the amounts set forth in 2026 Northfield’s capital expenditure budget as previously provided to Columbia;

(r)            (i) purchase any securities (other than investment securities in the ordinary course of business consistent with past practice which do not exceed 15 years in maturity and which do not have a premium of greater than 102%) or make any acquisition of or investment in, either by purchase of stock, mutual funds (with the exception of trading securities utilized to fund deferred compensation plans), or other securities or equity interests, contributions to capital, asset transfers, purchase of any assets (including any investments or commitments to invest in real estate or any real estate development project) or other business combination, or by formation of any joint venture or other business organization or by contributions to capital (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice), any person other than Northfield Bank, or otherwise acquire direct or indirect control over any person, or (ii) enter into a plan of consolidation, merger, share exchange, share acquisition, reorganization, recapitalization or complete or partial liquidation or dissolution (other than consolidations, mergers or reorganizations solely among wholly owned Subsidiaries of Northfield), or a letter of intent, memorandum of understanding or agreement in principle with respect thereto;

(s)            (i) permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility, or (ii) make any application to open, relocate or close any branch or other facility;

(t)            except for non-exclusive licenses and the expiration of Intellectual Property in the ordinary course of business consistent with past practice, sell, assign, dispose of, abandon, allow to expire, license or transfer any material Intellectual Property of Northfield or its Subsidiaries;

(u)            materially reduce the amount of insurance coverage currently in place or fail to renew or replace any existing insurance policies;

(v)            make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes;

(w)           take any action that is intended or would reasonably be expected to (i) result in any of the conditions to the Merger set forth in Section 7.1 or Section 7.2 not being satisfied by the Termination Date, or (ii) prevent, delay or impair in any material respect its ability to consummate the transactions contemplated by this Agreement or by the Bank Merger Agreement; or

(x)            agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3            Conduct of Businesses by the Columbia Parties Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Columbia Disclosure Schedule), required by law or as consented to in writing by Northfield (such consent not to be unreasonably withheld, conditioned or delayed), each of the Columbia Parties shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or delay the ability of either Columbia or Northfield to obtain any necessary approvals of any Columbia Regulatory Agency, Northfield Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby, including the Conversion, or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby, including the Conversion, on a timely basis.

5.4            Forbearances of Columbia. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in Section 5.4 of the Columbia Disclosure Schedule (it being understood that any disclosures made with respect to a subsection of this Section 5.4 shall be deemed to qualify (1) any other subsection of this Section 5.4 specifically referenced or cross-referenced, and (2) any other subsections of this Section 5.4 to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other subsections)) or as required by law, the Columbia Parties shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Northfield (such consent not to be unreasonably withheld, conditioned or delayed):

(a)            adjust, split, combine or reclassify any capital stock of Columbia (or any shares thereof) or make, declare or pay any dividend or distribution on any Columbia common stock;

(b)            take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger or the Bank Merger from qualifying for the Intended Tax Treatment;

(c)            amend the certificate of incorporation, articles of incorporation, charter, bylaws or comparable governing documents of any of the Columbia Parties or any of the Columbia Subsidiaries in a manner that would materially and adversely affect the holders of Northfield Common Stock, or materially and adversely affect the holders of Columbia Common Stock;

(d)            take any action that is intended or would reasonably be expected to (i) result in any of the conditions to the Merger set forth in Section 7.1 or Section 7.3 not being satisfied by the Termination Date or (ii) prevent, delay or impair in any material respect its ability to consummate the transactions contemplated by this Agreement or by the Bank Merger Agreement;

(e)            take any action that is intended or would reasonably be expected to result in a material delay in the ability of the Columbia Parties or Northfield to perform any of their obligations under this Agreement on a timely basis or a material delay in the ability of any of the Columbia Parties to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby by the Termination Date; or

(f)             agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.4.

Article VI

Additional Agreements

6.1           Regulatory Matters.

(a)            Promptly after the date of this Agreement, Newco and Northfield shall prepare the Joint Proxy Statement/Prospectus, and Newco shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement/Prospectus will be included. The parties shall use reasonable best efforts to make such filing within forty-five (45) days after the date of this Agreement. Each of Newco, Columbia and Northfield shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Columbia and Northfield shall thereafter mail or deliver the Joint Proxy Statement/Prospectus to their respective stockholders. Newco and Northfield shall use their reasonable best efforts to keep the Form S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement. Newco shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Northfield shall furnish all information concerning Northfield and the holders of Northfield Common Stock as may be reasonably requested in connection with any such action.

(b)           The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, orders, approvals, waivers, non-objections and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger, the Bank Merger and the Conversion), and to comply with the terms and conditions of all such permits, consents, orders, approvals, waivers, non-objections and authorizations of all such third parties and Governmental Entities. Without limiting the generality of the foregoing, as soon as practicable and in no event later than forty-five (45) days after the date of this Agreement, the Columbia Parties and Northfield shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required to be filed with any bank regulatory agency in order to obtain the Requisite Regulatory Approvals. The Columbia Parties and Northfield shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. The Columbia Parties and Northfield shall have the right to review and provide comments in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Northfield or any of the Columbia Parties, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement; provided that Northfield shall not have the right to review portions of materials filed by any of the Columbia Parties or Columbia Bank with a Governmental Entity that contain confidential supervisory information. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, orders, approvals, waivers, non-objections and authorizations of, and the filing of notices to, all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein, and each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law; and provided that each party shall promptly advise the other party with respect to substantive matters that are addressed in any meeting or conference with any Governmental Entity which the other party does not attend or participate in, to the extent permitted by such Governmental Entity and applicable law. As used in this Agreement, the term “Requisite Regulatory Approvals” shall mean all permits, consents, orders, approvals, waivers, non-objections and authorizations (and the expiration or termination of all statutory waiting periods in respect thereof) from (i) the Federal Reserve Board under the HOLA, the BHC Act, the Bank Merger Act and the Riegle-Neal Act, (ii) if required by the HSR Act, under the HSR Act and (iii) from any Governmental Entity (x) necessary to consummate the transactions contemplated by this Agreement (including the Conversion, the Merger and the Bank Mergers) or (y) the non-receipt of which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.

(c)            Each party shall use its reasonable best efforts to respond to any requests for information from and to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby, including the Conversion. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require any of the Columbia Parties or Northfield, or any of their respective Subsidiaries, and none of the Columbia Parties nor Northfield, nor any of their respective Subsidiaries, shall be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, orders, approvals, waivers, non-objections and authorizations of Governmental Entities that would reasonably be expected to have a material adverse effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger (provided that for purposes of determining whether any of the foregoing gives rise to such a “material adverse effect”, “material adverse effect” shall be measured on a scale relative only to the size of Northfield and its Subsidiaries, taken as a whole, without Columbia and its Subsidiaries) (a “Materially Burdensome Regulatory Condition”).

(d)            Each of the Columbia Parties and Northfield shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders, and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement/Prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of any of the Columbia Parties, Northfield or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the Bank Merger and the other transactions contemplated by this Agreement, including the Conversion.

(e)            Each of the Columbia Parties and Northfield shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, or that the receipt of any such approval will be materially delayed.

6.2           Access to Information; Confidentiality.

(a)            Upon reasonable notice and subject to applicable laws and the terms of Section 9.14, each of the Columbia Parties and Northfield, for the purposes of enabling the Columbia Parties and Northfield to verify the representations and warranties of the other party and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the Representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, provided that such investigation or requests shall not interfere unnecessarily with normal operations of the party, and each party shall cooperate with the other party in preparing to execute after the Effective Time the conversion or consolidation of systems and business operations generally, and, during such period, each of the Columbia Parties and Northfield shall, and shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that any of the Columbia Parties or Northfield, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither any of the Columbia Parties nor Northfield, nor any of their respective Subsidiaries, shall be required to provide (x) any portion of board and committee minutes that discuss any of the transactions contemplated by this Agreement or (y) access to or to disclose information where such access or disclosure would violate or prejudice the rights of any of the Columbia Parties or Northfield, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)           Each of the Columbia Parties and Northfield shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or Representatives pursuant to this Agreement in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated December 12, 2025, by and between Columbia and Northfield (as it may be amended in accordance with its terms) (the “Confidentiality Agreement”).

(c)            No investigation by either of the parties or their respective Representatives shall affect or be deemed to modify or waive the representations, warranties, covenants and agreements of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3           Stockholder Approvals. Each of Columbia and Northfield shall call, give notice of, establish a record date for, convene and hold a meeting of its respective stockholders (the “Columbia Meeting” and the “Northfield Meeting,” respectively) to be held as soon as reasonably practicable after the Form S-4 is declared effective, for the purpose of obtaining (i) in the case of Northfield, the Requisite Northfield Vote, and in the case of Columbia, the Requisite Columbia Vote, and (ii) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of Northfield and Columbia shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date. Subject to the remainder of this Section 6.3, each of Columbia and Northfield and their respective Boards of Directors shall use its reasonable best efforts to obtain from the respective stockholders of Columbia and Northfield, as applicable, the Requisite Columbia Vote and the Requisite Northfield Vote, as applicable, including by communicating to the stockholders of Columbia and Northfield, as applicable, its recommendation (and including such recommendation in the Joint Proxy Statement/Prospectus) that, in the case of Columbia, the stockholders of Columbia adopt and approve this Agreement and the transactions contemplated hereby (the “Columbia Board Recommendation”), and, in the case of Northfield, the stockholders of Northfield adopt and approve this Agreement and the transactions contemplated hereby (the “Northfield Board Recommendation”). Subject to the remainder of this Section 6.3, each of Columbia and Northfield and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the Columbia Board Recommendation, in the case of Columbia, or the Northfield Board Recommendation, in the case of Northfield, (ii) fail to make the Columbia Board Recommendation, in the case of Columbia, or the Northfield Board Recommendation, in the case of Northfield, in the Joint Proxy Statement/Prospectus, (iii) adopt, approve, recommend or endorse an (“Acquisition Proposal”) or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Columbia Board Recommendation, in the case of Columbia, or the Northfield Board Recommendation, in the case of Northfield, in each case within ten (10) business days (or such fewer number of days as remains prior to the Columbia Meeting or the Northfield Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing a “Recommendation Change”). However, subject to Section 8.1 and Section 8.2, if the Board of Directors of Columbia or Northfield, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Columbia Board Recommendation or the Northfield Board Recommendation, as applicable, such Board of Directors may, in the case of Columbia, prior to the receipt of the Requisite Columbia Vote, and in the case of Northfield, prior to the receipt of the Requisite Northfield Vote, effect a Recommendation Change, including by submitting this Agreement to its respective stockholders, without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for such Recommendation Change to its stockholders in the Joint Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent required by law; provided that such Board of Directors may not take any actions under this sentence unless it (A) gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (B) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Columbia Board Recommendation or Northfield Board Recommendation, as the case may be. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3. Neither Columbia nor Northfield shall adjourn or postpone the Columbia Meeting or the Northfield Meeting, as the case may be, except that Columbia or Northfield (1) shall be permitted to adjourn or postpone the Columbia Meeting or the Northfield Meeting, as the case may be, to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Board of Directors of Columbia or the Board of Directors of Northfield, as the case may be, has determined in good faith after consultation with outside counsel is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by such party’s stockholders, prior to the Columbia Meeting or the Northfield Meeting, as the case may be and (2) shall adjourn or postpone the Columbia Meeting or the Northfield Meeting, as the case may be, up to two (2) times, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Columbia common stock or Northfield Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Northfield or Columbia, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Northfield Vote or the Requisite Columbia Vote; provided that, without the prior written consent of the other party, neither Columbia nor Northfield shall adjourn or postpone the Columbia Meeting or the Northfield Meeting, as the case may be, under this clause (2) for more than five (5) business days in the case of any individual adjournment or postponement or more than twenty (20) business days in the aggregate. If the Northfield Meeting or the Columbia Meeting is adjourned or postponed, Columbia or Northfield, respectively, may elect to cause the Columbia Meeting or the Northfield Meeting, respectively, to also be adjourned such that the meetings occur on the same date. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, (x) the Columbia Meeting shall be convened and this Agreement shall be submitted to the stockholders of Columbia at the Columbia Meeting and (y) the Northfield Meeting shall be convened and this Agreement shall be submitted to the stockholders of Northfield at the Northfield Meeting, and nothing contained herein shall be deemed to relieve either Columbia or Northfield of such obligation.

6.4           Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of the Columbia Parties and Northfield shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Northfield or any of the Columbia Parties or any of their respective Subsidiaries in connection with the Merger and the Bank Merger and the other transactions contemplated by this Agreement, including the Conversion.

6.5           Stock Exchange Listing. Newco shall cause the shares of Newco Common Stock to be issued in the Merger to be approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance, prior to the Effective Time.

6.6           Employee Matters.

(a)            Columbia will undertake to make employment decisions regarding Northfield employees within the time period set forth in Section 6.6(a) of the Columbia Disclosure Schedule. Each individual who is employed by Northfield or any Northfield Subsidiary as of immediately prior to the Effective Time and continues to be actively employed by Columbia (or any affiliate thereof) after the Effective Time (“Continuing Employee”) shall be employed under the following terms: (1) the 2026 base compensation paid to the Continuing Employee for the job offered by Columbia will equal the base compensation paid to Columbia employees serving in the same or a similar position to job offered to the Continuing Employee and with similar skill sets for the job offered as of the Effective Time; and (2) for 2026, the target cash incentive opportunity (as a percentage of base salary) for the Continuing Employee for the period beginning on the Effective Time and ending at the end of the Columbia 2026 fiscal year will be equal to the Northfield 2026 target cash incentive opportunity (as a percentage of base compensation), provided, however, all performance metrics and weightings will be determined by Columbia and set forth in a Columbia scorecard, consistent with the terms and conditions of the Columbia Performance Annual Incentive Plan (the “Columbia PAIP”). Effective January 1, 2027, such Continuing Employees would participate in the Columbia PAIP at such target levels, performance metrics and weightings as approved in the 2027 Columbia PAIP. It is understood and agreed that nothing in this Section 6.6(a) or elsewhere in this Agreement shall be deemed a contract of employment or be construed as giving Continuing Employees any rights other than as employees at will under applicable law.

(b)           In the event (i) Columbia terminates the employment (other than for circumstances reasonably constituting cause as determined by Columbia, in its sole discretion) of any Continuing Employee within six (6) months of the Closing Date; (ii) a Northfield Bank employee is not offered employment with Columbia on or before the Closing Date; or (iii) a Northfield Bank employee is offered employment with Columbia, but does not accept the employment because (A) the base compensation offered is less than the base compensation the Northfield Bank employee was receiving as of the Closing Date; or (B) the Northfield Bank employee’s offer of employment is for a job located more than 35 miles from the principal location in which the Northfield Bank employee was working as of the Closing Date, the affected employee (other than employees of Northfield or Northfield Bank who are subject to an employment, change of control, severance agreement or similar agreement or to the Employee Recognition and Retention Plan (the “ERRP”)) shall be eligible for severance benefits as follows: (A) two (2) weeks’ base compensation for each full year of continuous service with Northfield (pro rata for a partial year of service), with a minimum severance benefit of four (4) weeks’ base compensation and a maximum severance benefit of twenty six (26) weeks’ base compensation; or (B) in the event employment is terminated thereafter, in accordance with the then existing severance policy of Columbia or its successor; provided, however, that Columbia’ obligation to pay severance to any Northfield Continuing Employee pursuant to the foregoing shall be expressly conditioned on the receipt by Columbia of a separation and release agreement (“Release”) which is provided in Section 6.6(b) of the Columbia Disclosure Schedule, and such Release shall not be revoked in accordance with its terms. For purposes of this Section 6.6(b), “base compensation” shall be defined as set forth in Section 6.6(b) of the Columbia Disclosure Schedule.

(c)            As promptly as practicable after the Effective Time, and as set forth in the Section 6.6(c) Columbia Disclosure Schedule, Newco agrees to provide Continuing Employees the opportunity to participate in the employee benefit plans sponsored by Columbia for similarly-situated employees, provided, however, that for purposes of this Section 6.6(c), Columbia or Newco employee benefit plans shall not include change in control, retention, defined benefit, pension, nonqualified deferred compensation or retiree medical or life insurance benefit plans. Notwithstanding the foregoing, no coverage of any of Continuing Employees or their dependents shall terminate under any Northfield or Northfield Subsidiary health and welfare plans prior to December 31, 2026, and Continuing Employees shall be entitled to participate in such Northfield or Northfield Subsidiary health and welfare plans, under their existing terms as of the date hereof, through December 31, 2026, after which time Continuing Employees and their dependents, as applicable, become eligible to participate in the Columbia group health plans (including dental and vision), programs and benefits common to all similarly-situated employees of Columbia and its subsidiaries and their dependents and, consequently, no Continuing Employee shall experience a gap in coverage. Except as provided herein, Columbia shall cause each employee benefit plan or program of Columbia in which Continuing Employees are eligible to participate, including without limitation the Columbia 401(k) Plan and excluding any Columbia plan frozen to new participants, to take into account for purposes of eligibility and vesting under the employee benefit plans and programs of Columbia (but not for purposes of benefit accrual) the service of such employees with Northfield and its Subsidiaries. Service vesting shall not be recognized: (i) for purposes of the six (6) month waiting period for eligibility under the Columbia ESOP or for the Columbia ESOP allocations; or (ii) to the extent that such recognition would result in a duplication of benefits under any of the Columbia Benefit Plans or programs. This Agreement shall not be construed to limit the ability of Columbia to review any employee benefit plan or program from time to time and to make such changes (including terminating any such plan or program) as Columbia deems appropriate.

(d)           Except as set forth in Section 6.6(d) of the Columbia Disclosure Schedule, upon request by Columbia in writing, and except as required herein, at least twenty (20) days prior to the Closing Date, Northfield and its Subsidiaries shall cooperate in good faith with Columbia prior to the Closing Date to amend, freeze, terminate or modify any Northfield Benefit Plan or program to the extent and in the manner determined by Columbia, in consultation with Northfield, effective upon the Closing Date (or at such different time mutually agreed to by the parties) and consistent with applicable law. Northfield shall provide Columbia with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the actions contemplated by this Section 6.6(d), as applicable, and give Columbia a reasonable opportunity to comment on such documents (which comments shall be considered in good faith), and prior to the Closing Date, Northfield shall provide Columbia with the final documentation evidencing that the actions contemplated herein have been effectuated. Notwithstanding the foregoing, Columbia will not request the termination of the Northfield Bank Non-Qualified Deferred Compensation Plan and will assume the plan and administer the plan in accordance with its terms and any participant elections thereunder and the Northfield accrued and unused paid time off will be treated in accordance with Section 6.6(d) of the Columbia Disclosure Schedule.

(e)            On the Closing Date, Northfield shall provide Columbia with a list of employees who have suffered an “employment loss” (as defined in the WARN Act) in the 90 days preceding the Closing Date or had a reduction in hours of a least fifty percent (50%) in the 180 days preceding the Closing Date, each identified by date of employment loss or reduction in hours, employing entity, and facility location.

(f)            Prior to making any broad-based written communications to any employee of Northfield or any of its Subsidiaries pertaining to the treatment of compensation or benefits in connection with the transactions contemplated by this Agreement or employment with Columbia following the Effective Time, Northfield or any of its Subsidiaries shall provide Columbia with a copy of the intended communication, and Columbia shall have three (3) business days to review and comment on the communication, and Northfield or any of its Subsidiaries shall give reasonable and good faith consideration to any comments made by Columbia with respect thereto; provided that, after Columbia has reviewed and commented on a communication, Northfield or any of its Subsidiaries shall not have any obligation to provide to Columbia subsequent communications that are substantially similar in all respects.

(g)           Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Northfield or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, Northfield, Columbia or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Northfield, Columbia or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Northfield or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Northfield Benefit Plan, Columbia Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) except to the extent a specific treatment is set forth in this Section 6.6, alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Employee Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, except as set forth in Section 6.7, nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement, including any current or former employee, officer, director or consultant of Columbia or Northfield or any of their Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(h)            Northfield shall take the following actions with respect to the Northfield Bank Employee Stock Ownership Plan (the “Northfield ESOP”):

(i)             As soon as practicable after the date of this Agreement, Northfield will request that the ESOP Trustee take all necessary action required by Northfield ESOP plan documents and applicable Law to conduct a pass-through vote of Northfield ESOP participants to direct the ESOP Trustee to vote the shares of Northfield Common Stock held in the Northfield ESOP Trust and allocated to the plan accounts of Northfield ESOP participants or beneficiaries either in favor of or against the Merger (the “ESOP Vote”). Northfield will prepare the materials to facilitate the ESOP Vote and provide Columbia with at least five (5) business days to review prior to commencement of the ESOP Vote.

(ii)            At Columbia’s request after the receipt of Northfield stockholder approval, but in any event not later than the distribution of the Form of Election as contemplated by Section 2.3 of this Agreement, Northfield shall distribute to the Northfield ESOP participants a form prepared by Columbia and reasonably acceptable to Northfield so as to enable each Northfield ESOP participant to direct the ESOP Trustee with respect to an election to receive the Per Share Cash Consideration or the Stock Consideration. Not later than five (5) business days prior to the Election Deadline, Northfield shall deliver to Columbia the election made by the Northfield ESOP. The direction of elections of Northfield ESOP participants and the election of the Northfield ESOP shall be subject to the proration set forth in Section 2.2 of this Agreement. The aggregate amount of Per Share Cash Consideration and Stock Consideration that Northfield ESOP participants shall receive is the “Aggregate ESOP Consideration.”

(iii)           On the fifth (5th) business day prior to the Closing, subject to the occurrence of the Closing, the Northfield Board shall terminate the Northfield ESOP (the “ESOP Termination Date”). Prior to the ESOP Termination Date, the Northfield Board shall adopt an ESOP amendment that provides for the following: (A) all plan accounts shall be fully vested and 100% non-forfeitable as of the ESOP Termination Date, (B) no new participants or former participants shall be admitted to the Northfield ESOP on or after the ESOP Termination Date, (C) all outstanding indebtedness of the Northfield ESOP shall be repaid by delivering a sufficient number of unallocated shares of Northfield Common Stock to Northfield, at least five (5) Business Days prior to the Effective Time, (D) the balance of the unallocated shares and any other unallocated assets remaining in the Northfield ESOP Trust after repayment of the Northfield ESOP loan shall be allocated as earnings to the accounts of the Northfield ESOP participants who are employed as of the ESOP Termination Date based upon their respective account balances under the Northfield ESOP as of the ESOP Termination Date, and (E) all remaining shares of Northfield Common Stock held by Northfield ESOP shall be converted into the right to receive the Aggregate ESOP Consideration and distributed to Northfield ESOP participants as soon as practicable after the Effective Time in accordance with the terms of the Northfield ESOP. Promptly following the Closing, the account balances in the Northfield ESOP shall either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. At least five (5) business days prior to the Closing Date, Northfield shall provide Columbia with the final documentation evidencing that the actions to be taken by the Northfield Board to terminate the ESOP and repay any outstanding ESOP indebtedness. If requested by Columbia in its sole discretion, Northfield shall prepare and file with the IRS an application for a favorable determination letter upon termination (Form 5310) of the Northfield ESOP.

(i)             All Northfield and Northfield Bank cash and equity incentive compensation plans will be addressed in accordance with Section 6.6(i) of the Columbia Disclosure Schedule.

(j)             The ERRP will be assumed by Columbia, as administered in accordance with Section 6.6(j) of the Northfield Disclosure Schedule.

(k)            The Employment Agreements with the Northfield executives, other than Steven M. Klein, will be treated in accordance with Section 6.6(k) of the Columbia Disclosure Schedule. Concurrently with the execution of this Agreement, (i) Newco and Columbia Bank shall enter into an employment agreement with Steven M. Klein, in the form included in Section 6.6(k) of the Columbia Disclosure Schedule, to be effective as of the Effective Time and (ii) Northfield shall enter into settlement agreements with Steven M. Klein and the other individuals identified in Section 6.6(k) of the Northfield Disclosure Schedule, in the form included in Section 6.6(k) of the Northfield Disclosure Schedule, to be effective immediately prior to the Effective Time.

(l)             Unless otherwise determined by Columbia prior to the Closing Date, at least five (5) business days prior to the Closing Date, the Board of Directors of Northfield Bank shall adopt a resolution (i) terminating the Northfield Bank 401(k) Plan effective as of a date preceding the Effective Date, and (ii) approving the adoption of any amendments to the Northfield Bank 401(k) Plan sufficient to terminate the Northfield Bank 401(k) Plan and to provide for distributions necessary to comply with all applicable laws. Except as set forth in Section 6.6(l) of the Columbia Disclosure Schedule, Columbia agrees to take all commercially reasonable steps necessary or appropriate to accept eligible rollover distributions (within the meaning of Section 401(a)(31) of the Code) from Continuing Employee participants in an amount equal to the eligible rollover distribution portion of the account balance distributed to the participant from the Northfield 401(k) Plan (including any outstanding participant loans). All Continuing Employees eligible to participate in the Columbia 401(k) Plan will commence participation in the Columbia 401(k) Plan following the Closing Date, subject to the provisions of the Columbia 401(k) Plan. Northfield Bank 401(k) Plan participants with account balances invested in Northfield common stock will be provided with (i) a form prepared by Columbia and reasonably acceptable to Northfield so as to enable each Northfield Bank 401(k) Plan participant to make an election to receive the Per Share Cash Consideration or the Stock Consideration and (ii) materials to permit the Northfield Bank 401(k) Plan participants to vote such shares of Northfield common stock held pursuant to the Northfield Bank 401(k) Plan either in favor of or against the Merger.

6.7            Indemnification; Directors’ and Officers’ Insurance.

(a)            From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the fullest extent (subject to applicable law) such persons are indemnified as of the date of this Agreement by Northfield pursuant to the Northfield Articles, the Northfield Bylaws, the governing or organizational documents of any Subsidiary of Northfield and any indemnification agreements in existence as of the date hereof and disclosed in Section 6.7(a) of the Northfield Disclosure Schedule, each present and former director or officer of Northfield and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Northfield Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director or officer of Northfield or any of its Subsidiaries and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, any Northfield Indemnified Parties to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Northfield Indemnified Parties is not entitled to indemnification.

(b)            For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Northfield (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former directors and officers of Northfield or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the approval of the transactions contemplated by this Agreement); provided, however, that the Surviving Corporation shall not be obligated to expend, on an aggregate basis, an amount in excess of 250% of the current annual premium paid as of the date hereof by Northfield for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an amount equal to the Premium Cap. In lieu of the foregoing, Columbia or Northfield, in consultation with, but only upon the consent of Columbia, may (and at the request of Columbia, Northfield shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year “tail” policy under Northfield’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c)            The obligations of the Surviving Corporation, Columbia or Northfield under this Section 6.7 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Northfield Indemnified Parties or any other person entitled to the benefit of this Section 6.7 without the prior written consent of the affected Northfield Indemnified Parties or affected person.

(d)            The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Northfield Indemnified Parties and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or Surviving Corporation of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7.

6.8            Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Columbia, on the one hand, and a Subsidiary of Northfield, on the other hand) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be reasonably requested by the Surviving Corporation.

6.9            Advice of Changes. Each of the Columbia Parties and Northfield shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained in this Agreement that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or Section 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or Section 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.10          Stockholder Litigation. Each party shall give the other party prompt notice of any stockholder litigation, subpoena or summons against such party or its directors or officers relating to the transactions contemplated by this Agreement, and Northfield shall give Columbia the opportunity to participate (at Columbia’s expense) in the defense or settlement of any such litigation, subpoena or summons. Each party shall give the other the right to review and comment on all filings or responses to be made by such party in connection with any such litigation, and will in good faith take such comments into account. Northfield shall not agree to settle any such litigation without Columbia’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that Columbia shall not be obligated to consent to any settlement which does not include a full release of Columbia and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Corporation or any of its affiliates.

6.11          Corporate Governance. Prior to the Effective Time, Newco shall take all actions necessary to cause the number of directors that will comprise the full Board of Directors of the Surviving Corporation at the Effective Time to be increased by four (4) members, so that, the number of directors that will comprise the full Board of Directors of the Surviving Corporation shall be thirteen (13). Of the members of the initial Board of Directors of the Surviving Corporation as of the Effective Time, (a) nine (9) shall be the members of the Board of Directors of Columbia as of immediately prior to the Effective Time, and (b) four (4) shall be members of the Board of Directors of Northfield as of immediately prior to the Effective Time (the “Northfield Directors”), one of whom shall be Steven M. Klein; provided that any Northfield Director must meet (i) the written director qualification and eligibility criteria of the Nominating/Corporate Governance Committee of the Board of Directors of Newco and the requirements of the Bylaws of each of the Columbia Parties, true, complete, and current copies of which have been provided by the Columbia Parties to Northfield and (ii) any applicable requirements or standards that may be imposed by a Columbia Regulatory Agency for service on the Board of Directors of Newco, and shall otherwise be reasonably acceptable to the Nominating/Corporate Governance Committee of the Board of Directors of Columbia (collectively, the “Eligibility Criteria”). In addition, effective as of the effective time of the Bank Merger, each of the Northfield Directors shall be appointed to the Board of Directors of the Surviving Bank (the “Northfield Bank Directors”); provided that any such director must meet the Eligibility Criteria with respect to services on the Board of Directors of the Surviving Bank. Prior to the Effective Time, Northfield may provide to Columbia the names of the Northfield board members who would be interested in being considered for the newly created Columbia board seats. The Nominating/Corporate Governance Committee of Columbia will review any board candidates in accordance with the corporate governance polices and guidelines of Columbia, including reviewing the qualifications of the Northfield Directors who have indicated their interest in being considered by Columbia, and will recommend to the Columbia Board of Directors the potential Board candidates from Northfield to be appointed to the Boards of Directors of Columbia and Columbia Bank, respectively, and their respective committee appointments. Each Northfield Director who is appointed to the Boards of Directors of Newco and Columbia BANK shall serve on each such Board of Directors for at least four years from the Effective Time.

6.12          No Solicitation.

(a)            Northfield agrees that it will not, and will cause each of its Subsidiaries not to, and will use its reasonable best efforts to cause its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal (except to notify a person that has made or, to the knowledge of Northfield, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 6.12(a)), (iv) grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other contract), or (v) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.12) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite Northfield Vote, Northfield receives an unsolicited bona fide written Acquisition Proposal that did not result from or arise in connection with a breach of this Section 6.12(a), Northfield may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the Northfield Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, Northfield shall have provided such information to the Columbia Parties and entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Northfield or otherwise prevent Northfield from providing any information to the Columbia Parties in accordance with this Agreement or otherwise comply with its obligations under this Agreement, and provided the Columbia Parties with at least three (3) business days prior notice of taking any such action. Northfield will, and will cause its Representatives to, (x) immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than the Columbia Parties with respect to any Acquisition Proposal and (y) request the prompt return or destruction of all confidential information previously furnished to any person (other than the Columbia Parties and their Representatives) that has made or indicated an intention to make an Acquisition Proposal. Northfield will promptly (within twenty-four (24) hours) advise the Columbia Parties following receipt of any Acquisition Proposal or any request for nonpublic information or any other inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the Columbia Parties with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Acquisition Proposal, and will keep the Columbia Parties apprised promptly (and in any event within twenty-four (24) hours) of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Northfield shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” shall mean, with respect to Northfield, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of Northfield and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of Northfield or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Northfield, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of Northfield or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Northfield, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the issuance, acquisition or conversion of, or the disposition of, twenty-five percent (25%) or more of any class of equity or voting securities of Northfield or one or more of its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Northfield.

(b)            Nothing contained in this Agreement shall prevent Northfield or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act or Item 1012(a) of Regulation M-A with respect to an Acquisition Proposal or from making any legally required disclosure to Northfield’s stockholders; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

(c)            Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 6.12 by any Subsidiary or Representative of Northfield shall constitute a breach of this Section 6.12 by Northfield.

6.13          Public Announcements. Northfield and Columbia agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall, subject to applicable law, consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance (ii) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.13, (iii) with respect to any Acquisition Proposal (subject to Section 6.3 and Section 6.12) and (iv) for statements that are reasonably necessary in connection with a party enforcing its rights under this Agreement in any litigation between the parties relating to this Agreement.

6.14          Change of Method. Northfield and Columbia shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of Northfield and Columbia (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that unless this Agreement is amended by agreement of each party in accordance with Section 9.1, no such change shall (i) alter or change the Merger Exchange Ratio or the number of shares of Newco Common Stock received by holders of Northfield Common Stock in exchange for each share of Northfield Common Stock except as may be mutually agreed by the Parties pursuant to Section 6.20(i), (ii) adversely affect the Tax treatment of the stockholders of Northfield or Columbia pursuant to this Agreement, (iii) adversely affect the Tax treatment of Northfield or Columbia pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.1.

6.15          Takeover Statutes. No party shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Statutes, as applicable, and each party shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Statutes, as now or hereafter in effect, that purports to apply to this Agreement or the transactions contemplated hereby. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of its Board of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.16          Treatment of Northfield Indebtedness. Upon the Effective Time, Columbia shall assume the due and punctual performance and observance of the covenants to be performed by Northfield under the indentures described in Section 6.16 of the Northfield Disclosure Schedule, and the due and punctual payment of the principal of (and premium, if any) and interest on, the notes governed thereby. In connection therewith, (i) Columbia and Northfield shall cooperate and use reasonable best efforts to execute and deliver any supplemental indentures and (ii) Northfield shall use reasonable best efforts to execute and deliver any officer’s certificates or other documents, and to provide any opinions of counsel to the trustee thereof, in each case, required to make such assumption effective as of the Effective Time.

6.17          Exemption from Liability Under Section 16(b). Northfield and Columbia agree that, in order to most effectively compensate and retain Northfield Insiders, both prior to and after the Effective Time, it is desirable that Northfield Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Northfield Common Stock into shares of Newco Common Stock in the Merger and the conversion of any Northfield Equity Awards into corresponding Columbia Equity Awards in the Merger, and for that compensatory and retentive purposes agree to the provisions of this Section 6.17. Northfield shall deliver to Columbia in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of Northfield subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Northfield Insiders”), and the Board of Directors of Columbia and of Northfield, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of Northfield) any dispositions of Northfield Common Stock or Northfield Equity Awards by the Northfield Insiders, and (in the case of Columbia) any acquisitions of Columbia Common Stock or Columbia Equity Awards by any Northfield Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.18         Tax Cooperation. Each of the Columbia Parties and Northfield shall cooperate and use their respective reasonable best efforts in order for (i) Columbia to receive the opinion described in Section 7.2(c) and (ii) Northfield to receive the opinion described in Section 7.3(c).

6.19         Operating Functions. Northfield and Northfield Bank shall cooperate with the Columbia Parties and Columbia Bank in connection with planning for the efficient and orderly combination of the parties and the operation of the Surviving Corporation and Surviving Bank, and in preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as Columbia may decide. Each party shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally. Notwithstanding the foregoing, prior to the Effective Time, each party shall exercise, consistent with terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.20         MHC Conversion from Mutual to Stock Form. Commencing promptly after the date of this Agreement, the MHC, Columbia, and Newco will use reasonable best efforts to, and will take all reasonable steps necessary, to effect the Conversion on a timely basis. In addition, without limiting the generality of the foregoing, Columbia and MHC shall cause the following to be done:

(a)            Columbia will (i) as promptly as practicable after the Conversion Registration Statement is declared effective by the SEC, and the requisite approvals from the Columbia Regulatory Agencies have been obtained, take all steps necessary to duly call, give notice of, convene and hold a special meeting of the stockholders of Columbia for the purpose of approving the Conversion and the Plan of Conversion, and for such other purposes as may be, in the reasonable judgment of Columbia, necessary or desirable (including, if required by law or the rule of any applicable stock exchange or stock market, the approval or adoption by such stockholders or by the stockholders of Newco of this Agreement and the transactions contemplated hereby, including any related issuance or sale of Newco Common Stock), and (ii) recommend to its stockholders the approval of the aforementioned matters to be submitted by it to its stockholders).

(b)            The MHC will (i) as promptly as practicable after the Conversion Registration Statement is declared effective by the SEC and the requisite approvals from the Columbia Regulatory Agencies have been obtained take all steps necessary to duly call give notice of convene and hold the Members Meeting (as defined in the Plan of Conversion) for the purpose of approving the Plan of Conversion and for such other purposes as may be in the reasonable judgment of MHC necessary or desirable (ii) recommend to the Voting Members the approval of the aforementioned matters to be submitted by it to the Voting Members and (iii) cooperate and consult with Northfield with respect to each of the foregoing matters.

(c)            Promptly (but in no event later than forty-five (45) days), after the date of this agreement, the MHC will use reasonable best efforts to prepare and file all regulatory applications required to be filed in connection with the Conversion, including the business plan. The MHC shall each use, and shall each cause its applicable Subsidiaries to use, reasonable best efforts to obtain each such any regulatory approval required to effect the Conversion as promptly as reasonably practicable. Northfield shall provide the MHC with any information concerning it that the MHC may reasonably request in connection with the regulatory applications required to be filed in connection with the Conversion and the MHC shall notify Northfield promptly of the receipt of any comments of the Federal Reserve Board and any other Columbia Regulatory Agency with respect to the regulatory applications required to be filed in connection with the Conversion and of any requests by the Federal Reserve Board or any other Columbia Regulatory Agency for any amendment or supplement thereto or for additional information and shall promptly provide to Northfield copies of all correspondence between the MHC or any Representative of the MHC and the SEC the Federal Reserve Board, or any other Columbia Regulatory Agency. Subject to Section 9.14, the MHC shall give Northfield and its counsel the opportunity to review and comment on the regulatory applications, including the business plan, required to be filed in connection with the Conversion prior to its being filed with the Federal Reserve Board and any Columbia Regulatory Agency and shall give Northfield and its counsel the opportunity to review and comment on all amendments and supplements to the regulatory applications, including the business plan, required to be filed in connection with the Conversion and all responses to requests for additional information and replies to comments prior to their being filed with or sent to the Federal Reserve Board and any Columbia Regulatory Agency. The MHC agrees that it will consult with Northfield with respect to the obtaining of all permits, consents, orders, approvals, waivers, non-objections and authorizations of, and the filing of notices to, all third parties and Governmental Entities necessary or advisable to consummate the Conversion and the MHC will keep Northfield apprised of the status of matters relating to completion of the Conversion, and the MHC shall consult with Northfield in advance of any meeting or conference with any Governmental Entity in connection with the Conversion and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law; and provided that each party shall promptly advise the other party with respect to substantive matters that are addressed in any meeting or conference with any Governmental Entity which the other party does not attend or participate in, to the extent permitted by such Governmental Entity and applicable law.

(d)            Columbia and Newco shall prepare as promptly as practicable and Northfield shall cooperate in the preparation of a prospectus to be issued by Newco in connection with the offering of shares of Newco Common Stock in the Conversion (“Conversion Offerings”) that meets all of the requirements of the Securities Act, applicable state securities laws and banking laws and regulations (the “Conversion Prospectus”). Such Conversion Prospectus shall be incorporated into the Conversion Registration Statement. Newco shall file the Conversion Registration Statement with the SEC as promptly as practicable, but in no event later than forty-five (45) days after the date of this Agreement. Newco shall use its reasonable best efforts to have the Conversion Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Newco shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the Conversion Offering.

(e)            Northfield shall provide Columbia and Newco with any information concerning it that Columbia or Newco may reasonably request in connection with the Conversion Prospectus and Columbia shall notify Northfield promptly of the receipt of any comments of the SEC, the FRB, and any other Columbia Regulatory Agency with respect to the Conversion Prospectus and of any requests by the SEC, the FRB, or any other Columbia Regulatory Agency for any amendment or supplement thereto or for additional information and shall promptly provide to Northfield copies of all correspondence between Newco or any Representative of Newco and the SEC, the Federal Reserve Board, or any other Columbia Regulatory Agency. Newco shall give Northfield and its counsel the opportunity to review and comment on the Conversion Prospectus prior to its being filed with the SEC, the FRB and any Columbia Regulatory Agency and shall give Northfield and its counsel the opportunity to review and comment on all amendments and supplements to the Conversion Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with or sent to the SEC, the FRB and any Columbia Regulatory Agency. Each of Columbia Newco and Northfield agrees to use all reasonable efforts after consultation with the other party hereto to respond promptly to all such comments of and requests by the SEC, the FRB and any Columbia Regulatory Agency and to cause the Conversion Prospectus and all required amendments and supplements thereto to be mailed to the Participants at the earliest practicable time.

(f)            Each party hereto shall promptly notify the other if at any time it becomes aware that the Conversion Prospectus or the Conversion Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein in light of the circumstances under which they were made not misleading. In such event the parties shall cooperate in the preparation of a supplement or amendment to such Conversion Prospectus which corrects such misstatement or omission and Newco shall file an amended Conversion Registration Statement with the SEC.

(g)           Each of the Columbia Parties shall promptly advise Northfield upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the Conversion that causes any of the Columbia Parties to believe that there is a reasonable likelihood that any required regulatory approvals to effect the Conversion will not be obtained, or that the receipt of any such approval will be materially delayed.

(h)            The aggregate price for which the shares of Newco Common Stock are sold to purchasers in the Conversion Offering shall be based on the Independent Valuation. The Independent Valuation shall be expressed as a range (the “Valuation Range”), the maximum and minimum of which shall vary 15% above and below the midpoint of such range (“Midpoint”).

(i)             If any shares of Newco Common Stock that are offered for sale in the subscription offering that is conducted as part of the Conversion Offering remain unsold then at Columbia’s discretion such shares may be issued to Northfield stockholders as part of the Merger Consideration if necessary to complete the Conversion in accordance with Section 12 of the Plan of Conversion.

(j)             Notwithstanding any other provision of this, Agreement, in the event that the Valuation Range at the Midpoint decreases by 20% or more from the Midpoint of the preliminary Valuation Range (“Preliminary Midpoint”) provided by the Independent Appraiser at the time of first public announcement of the Merger, the parties hereby agree that: (i) Columbia may, in its sole discretion after consultation with its financial advisor, delay the Conversion Offerings; provided, however, such delayed Conversion Offerings shall close no later than the Termination Date, as defined herein; or (ii) they will engage in good faith negotiations to adjust the amount of the Merger Consideration taking into account such decrease from the Preliminary Midpoint.

6.21            Northfield Bank Foundation. Pursuant to the certificate of incorporation of the Northfield Bank Foundation, Newco shall become the sole member of the Northfield Bank Foundation upon the completion of the Merger and, as such, shall be entitled to appoint the directors who shall serve on the board of directors of the Northfield Bank Foundation. Newco agrees to appoint the four Northfield Directors who are appointed to the Boards of Directors of Newco and Columbia BANK pursuant to Section 6.11 of this Agreement to serve on the board of directors of the Northfield Bank Foundation following the Effective Time.

Article VII

Conditions Precedent

7.1            Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)            Stockholder Approvals. (i) This Agreement have been approved by the stockholders of Columbia by the Requisite Columbia Vote and, if legally required, by the stockholders of Newco and (ii) this Agreement shall have been approved by the stockholders of Northfield by the Requisite Northfield Vote.

(b)           NASDAQ Listing. The shares of Newco Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(c)            Other Third Party Approvals. All other notices, consents or waivers from third parties (other than Governmental Entities) with respect to the transactions contemplated by this Agreement shall have been made or obtained except as would not reasonably be expected to have a Material Adverse Effect on Northfield or on Columbia or Newco.

(d)           Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e)            Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and (ii) no such Requisite Regulatory Approval shall have resulted in a Materially Burdensome Regulatory Condition.

(f)            No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger or the Bank Merger.

(g)           Conversion. Newco shall have consummated the Conversion.

7.2           Conditions to Obligations of the Columbia Parties. The obligations of the Columbia Parties to effect the Merger is also subject to the satisfaction, or waiver by the Columbia Parties, at or prior to the Effective Time, of the following conditions:

(a)            Representations and Warranties. The representations and warranties of Northfield set forth in Section 3.2(a) and Section 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of Northfield set forth in Section 3.1(a), Section 3.1(b) (but only with respect to Northfield Bank), Section 3.2(b) (but only with respect to Northfield Bank), Section 3.3(a) and Section 3.7 (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Northfield set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Northfield or the Surviving Corporation. Columbia and Newco shall have received a certificate dated as of the Closing Date and signed on behalf of Northfield by the Chief Executive Officer or the Chief Financial Officer of Northfield to the foregoing effect.

(b)            Performance of Obligations of Northfield. Northfield shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Columbia and Newco shall have received a certificate dated as of the Closing Date and signed on behalf of Northfield by the Chief Executive Officer or the Chief Financial Officer of Northfield to such effect.

(c)            No Material Adverse Effect. From and after the date hereof, no event shall have occurred or circumstance shall have arisen that, individually or in the aggregate, shall have had or shall reasonably be likely to have a Material Adverse Effect on Northfield or any of its Subsidiaries.

(d)            Federal Tax Opinion. Newco shall have received the opinion of Kilpatrick Townsend & Stockton LLP, in form and substance reasonably satisfactory to Columbia and Newco, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Columbia, Newco and Northfield, reasonably satisfactory in form and substance to such counsel.

7.3            Conditions to Obligations of Northfield. The obligation of Northfield to effect the Merger is also subject to the satisfaction, or waiver by Northfield, at or prior to the Effective Time of the following conditions:

(a)            Representations and Warranties. The representations and warranties of the Columbia Parties set forth in Section 4.2(a) and Section 4.8(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of the Columbia Parties set forth in Section 4.1(a), Section 4.1(f) (but only with respect to Columbia Bank), Section 4.2(b) (but only with respect to Newco), Section 4.3(a) and Section 4.7 (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of the Columbia Parties set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Columbia. Northfield shall have received a certificate dated as of the Closing Date and signed on behalf of each of the Columbia Parties by the Chief Executive Officer or the Chief Financial Officer of each of the Columbia parties to the foregoing effect.

(b)            Performance of Obligations of Columbia. Each of the Columbia Parties shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Northfield shall have received a certificate dated as of the Closing Date and signed on behalf of each of the Columbia Parties by the Chief Executive Officer or the Chief Financial Officer of each of the Columbia Parties to such effect.

(c)            Deposit of Merger Consideration. Newco shall have deposited with the Exchange Agent sufficient cash and certificates representing sufficient shares of Newco Common Stock to pay the Aggregate Merger Consideration, and the Exchange Agent shall have certified to Northfield its receipt of such sufficient cash and shares.

(d)            Federal Tax Opinion. Northfield shall have received the opinion of Luse Gorman, PC in form and substance reasonably satisfactory to Northfield, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Columbia and Northfield, reasonably satisfactory in form and substance to such counsel.

Article VIII

Termination and Amendment

8.1            Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite Northfield Vote or the Requisite Columbia Vote:

(a)            mutual written consent of Columbia and Northfield;

(b)           either Columbia or Northfield if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger, the Bank Merger or the Conversion, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein or any other breach by such party of this Agreement;

(c)            either Columbia or Northfield if the Merger shall not have been consummated on or before January 31, 2027 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein or any other breach by such party of this Agreement;

(d)            either Columbia or Northfield (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Northfield, in the case of a termination by Columbia, or Columbia, in the case of a termination by Northfield, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Columbia, or Section 7.3, in the case of a termination by Northfield, and which is not cured within forty-five (45) days following written notice to Northfield, in the case of a termination by Columbia, or Columbia, in the case of a termination by Northfield, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e)            Columbia or Northfield, if (i) the Requisite Northfield Vote shall not have been obtained at the Northfield Meeting (including any adjournment or postponement thereof) or (ii) the Requisite Columbia Vote shall not have been obtained at the Columbia Meeting (including any adjournment or postponement thereof);

(f)            (i) Columbia, if, prior to the receipt of the Requisite Northfield Vote, if (x) Northfield or the Board of Directors of Northfield shall have made a Recommendation Change or (y) Northfield or the Board of Directors of Northfield shall have breached any of its obligations under Section 6.3 or Section 6.12 in any material respect or (ii) Northfield, if, prior to the receipt of the Requisite Columbia Vote, if (x) Columbia or the Board of Directors of Columbia shall have made a Recommendation Change or (y) Columbia or the Board of Directors of Columbia shall have breached any of its obligations under Section 6.3 in any material respect; or

(g)            Northfield or Columbia, if the parties are unable to agree on a mutually acceptable adjustment to the amount of the Merger Consideration as set forth in Section 6.20(j) or if Columbia is unable to close the Conversion on or before the Termination Date.

8.2            Effect of Termination and Abandonment.

(a)            In the event of termination of this Agreement by either Columbia or Northfield as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of the Columbia Parties, Northfield, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that Section 6.2(b), Section 6.13, this Section 8.2 and Article IX and all other obligations of the parties specifically intended to be performed after the termination of this Agreement shall survive any termination of this Agreement; provided, however, that, notwithstanding anything to the contrary herein, neither Columbia nor Northfield shall be relieved or released from any liabilities or damages arising out of fraud or its willful and material breach of any provision of this Agreement or fraud.

(b)            In the event this Agreement is terminated by Columbia or Northfield as set forth below in subsections (i) – (iii), Northfield shall pay to Columbia an amount equal to $23,700,000 (a “Termination Fee”) as follows:

(i)             In the event that this Agreement is terminated by Columbia pursuant to Section 8.1(f), Northfield shall pay to Columbia an amount equal to the Termination Fee.

(ii)            In the event that this Agreement is terminated by Columbia or Northfield pursuant to Section 8.1(e) or Section 8.1(c) due to the failure to obtain the approval of Northfield’s stockholders required for the consummation of the Merger, and (i) an Acquisition Proposal with respect to Northfield shall have been publicly announced, disclosed or otherwise communicated to the Northfield Board or senior management of Northfield prior to the Northfield Meeting (including any adjournment or postponement thereof) and not withdrawn at least two (2) business days before the Northfield Meeting, and (ii) within 12 months of such termination, the Northfield shall have (x) recommended to its stockholders or consummated a transaction qualifying as an Acquisition Proposal or (y) entered into a definitive agreement with respect to an Acquisition Proposal, then Northfield shall pay to Columbia an amount equal to the Termination Fee.

(iii)           In the event that this Agreement is terminated by Columbia pursuant to Section 8.1(d) as a result of a willful breach by Northfield and (i) an Acquisition Proposal with respect to Northfield shall have been publicly announced, disclosed or otherwise communicated to the Northfield Board or senior management of Northfield prior to any willful breach by Northfield of any representation, warranty, covenant or other agreement giving rise to such termination by Columbia or during the cure period therefor provided in Section 8.1(d) (and not withdrawn at least two (2) business days before such willful breach or cure period) and (ii) within 12 months of such termination, Northfield shall have consummated a transaction qualifying as an Acquisition Proposal or (y) entered into a definitive agreement with respect to an Acquisition Proposal, then Northfield shall pay to Columbia an amount equal to the Termination Fee.

(c)            In the event this Agreement is terminated by Northfield or Columbia as set forth below in subsections (i) – (ii), Columbia shall pay to Northfield as follows:

(i)             In the event that this Agreement is terminated by Northfield pursuant to Section 8.1(f), Columbia shall pay to Northfield an amount equal to the Termination Fee.

(ii)            In the event that the Agreement is terminated by Northfield or Columbia pursuant to Section 8.1(g), then Columbia shall pay to Northfield an amount equal to $6.0 million.

(d)           Any payment of a Termination Fee or other amount required to be made pursuant to this Section 8.2 shall be made not more than two (2) business days after the date of the event giving rise to the obligation to make such payment. Any payments under this Section 8.2 shall be made by wire transfer of immediately available funds to an account designated by Columbia or Northfield, as applicable.

(e)            Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or willful and material breach of any provision of this Agreement, in no event shall either party be required to pay the Termination Fee more than once.

(f)            Each of Columbia and Northfield acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Columbia Parties and Northfield would not enter into this Agreement; accordingly, if either of Columbia or Northfield fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit. In addition, if Columbia or Northfield fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. The amounts payable by Northfield AND Columbia pursuant to Sections 8.02(b) and 8.02(c), respectively, and this Section 8.02(f), constitute liquidated damages and not a penalty, and except in the case of fraud or willful and material breach, shall be the sole monetary remedy of the other party in the event of a termination of this Agreement specified in such applicable section.

Article IX

General Provisions

9.1           Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Columbia Vote or the Requisite Northfield Vote; provided that after the receipt of the Requisite Columbia Vote or the Requisite Northfield Vote, there may not be, without further approval of the stockholders of Columbia or stockholders of Northfield, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, except by an instrument in writing signed on behalf of each of the parties hereto.

9.2           Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by such other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided that after the receipt of the Requisite Columbia Vote or the Requisite Northfield Vote, there may not be, without further approval of the stockholders of Columbia or stockholders of Northfield, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if and to the extent set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.3           Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, obligations, covenants and agreements in this Agreement (or in any certificate delivered pursuant to this Agreement) shall survive the Effective Time, except for Section 6.7(a) and for those other obligations, covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

9.4           Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided that the costs and expenses of printing and mailing the Joint Proxy Statement/Prospectus and all filing and other fees paid to Governmental Entities in connection with the Merger and the other transactions contemplated hereby shall be borne equally by Columbia and Northfield.

9.5           Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) on the date of delivery, if delivered personally or if by e-mail transmission (with confirmation of receipt requested), (b) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing, if mailed by registered or certified mail (return receipt requested) or (c) on the first Business Day following the date of dispatch, if delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	to the Columbia Parties, to:

Columbia Financial, Inc.
19-01 Route 208 North
Fair Lawn, New Jersey 07410
	Attention:	Thomas J. Kemly
President and Chief Executive Officer
	E-mail:	tkemly@columbiabankonline.com

with a copy (which shall not constitute notice) to:

Kilpatrick Townsend & Stockton LLP
701 Pennsylvania Avenue NW, Suite 200
Washington, DC 20004
	Attention:	Christina M. Gattuso
Stephen F. Donahoe
	E-mail:	cgattuso@ktslaw.com
sdonahoe@ktslaw.com

and

(b)	to Northfield, to:

Northfield Bancorp, Inc.
581 Main Street
Woodbridge, New Jersey 07095
	Attention:	Steven M. Klein
President and Chief Executive Officer
	E-mail:	sklein@enorthfield.com

with a copy (which shall not constitute notice) to:

Luse Gorman, PC
5335 Wisconsin Avenue, NW, Suite 780
Washington, DC 20015
	Attention:	Ned A. Quint
Scott A. Brown
	E-mail:	nquint@luselaw.com
sbrown@luselaw.com

9.6           Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of Northfield means the actual knowledge of any of the officers of Northfield listed on Section 9.6 of the Northfield Disclosure Schedule, and the “knowledge” of the Columbia Parties means the actual knowledge of any of the officers of the Columbia Parties listed on Section 9.6 of the Columbia Disclosure Schedule. As used herein, (i) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (ii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (iii) the term “made available” means any document or other information that was (a) provided by one party or its Representatives to the other party and its Representatives at least three (3) days prior to the date hereof, (b) included in the virtual data room of a party at least three (3) days prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR at least three (3) days prior to the date hereof, (iv) the term “business day” means any day other than a Saturday, a Sunday or a day on which banks in the State of New Jersey are authorized by law or executive order to be closed and (v) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger, the Bank Merger and the Conversion. The Northfield Disclosure Schedule and the Columbia Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. Nothing contained herein shall require any party or person to take any action in violation of applicable law.

9.7           Counterparts. This Agreement may be executed in counterparts (including by transmission of duly executed signature pages in .pdf format), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8           Entire Agreement. This Agreement (including the documents and instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9           Governing Law; Jurisdiction.

(a)            This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.

(b)           Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10         Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11         Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. This Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except (i) as otherwise specifically provided in Section 6.6 and Section 6.7 and (ii) the rights of Columbia, on behalf of the Columbia stockholders (which are third party beneficiaries of this Agreement solely to the extent required for this proviso to be enforceable but without any rights to directly enforce any rights under this Agreement), and Northfield, on behalf of the Northfield stockholders (which are third party beneficiaries of this Agreement solely to the extent required for this proviso to be enforceable but without any rights to directly enforce any rights under this Agreement), to pursue specific performance as set forth in Section 9.12 or, if specific performance is not sought or granted as a remedy, damages (including damages based on the loss of the benefits of the transactions contemplated by this Agreement to such Columbia stockholders or Northfield stockholders, including, in the case of Northfield, the loss of the premium (if any) to which the Northfield stockholders would have been entitled) in accordance with Section 8.2 in the event of a willful and material breach of any provision of this Agreement, it being agreed that in no event shall any Columbia stockholder or Northfield stockholder be entitled to enforce any of their respective rights, or Columbia’s or Northfield’s obligations, under this Agreement in the event of any such breach, but rather that (x) Columbia shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for the Columbia stockholders and (y) Northfield shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for the Northfield stockholders, and Columbia or Northfield may retain any amounts obtained in connection therewith. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12          Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger and the Bank Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13          Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14         Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(b)(1) or 12 C.F.R. § 4.32(b)(2)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

9.15         Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, Northfield Bancorp, Inc., Columbia Financial, Inc., a Delaware corporation, Columbia Financial, Inc., a Maryland corporation, and Columbia Bank MHC have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

NORTHFIELD BANCORP, INC.

By:	/s/ Steven M. Klein
Name: Steven M. Klein
Title: Chairman, President and Chief Executive Officer

COLUMBIA FINANCIAL, INC.
(a Delaware corporation)

By:	/s/ Thomas J. Kemly
Name: Thomas J. Kemly
Title: President and Chief Executive Officer

COLUMBIA FINANCIAL, INC.
(a Maryland corporation)

By:	/s/ Thomas J. Kemly
Name: Thomas J. Kemly
Title: President and Chief Executive Officer

COLUMBIA BANK MHC

By:	/s/ Thomas J. Kemly
Name: Thomas J. Kemly
Title: President and Chief Executive Officer

EXHIBIT A

Form of Northfield Support Agreement

[Attached]

NORTHFIELD SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), dated as of January 31, 2026, is entered into by and among Columbia Financial, Inc., a Delaware corporation (“Columbia”), and each of the undersigned stockholders (each, a “Stockholder,” and collectively, the “Stockholders”) of Northfield Bancorp, Inc., a Delaware corporation (“Northfield”). The obligations of each Stockholder hereunder shall be several and not joint.

WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of the date hereof, by and between Columbia, Columbia Financial, Inc., a Maryland corporation (“Newco”), Columbia Bank MHC, a federally chartered mutual holding company, and Northfield, Northfield will be merged with and into Newco, with Newco as the surviving corporation;

WHEREAS, as of the date of this Agreement, each Stockholder owns beneficially or of record, and has the sole power to vote or direct the voting of, the shares of common stock, par value $0.01 per share, of Northfield (the “Common Stock”) as set forth on Schedule A hereto (all such shares, the “Existing Shares”);

WHEREAS, the Board of Directors of Northfield has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of Northfield and Northfield’s stockholders and declared the Merger Agreement advisable, and has resolved to recommend that Northfield’s stockholders approve the Merger Agreement and submit the Merger Agreement to Northfield’s stockholders for approval; and

WHEREAS, the Stockholders are supportive of the Merger Agreement and the transactions contemplated thereby, including the Merger, and have determined that it is in their best interests to enter into this Agreement to provide for their collective support for the Merger Agreement and such transactions, and this Agreement is further a condition and inducement for Columbia to enter into the Merger Agreement.

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

1.	Definitions. Capitalized terms not defined in this Agreement have the meanings assigned to those terms in the Merger Agreement.

2.	Effectiveness; Termination. This Agreement shall be effective upon signing. This Agreement shall automatically terminate and be null and void and of no effect upon the earliest to occur of the following: (a) termination of the Merger Agreement for any reason in accordance with its terms, (b) the mutual written agreement of the parties hereto to terminate this Agreement or (c) the Effective Time; provided that (i) Sections 11 through 17 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful or material breach of any of its representations, warranties, covenants or other agreements set forth herein.

3.	Support Agreement. From the date hereof until the earlier of (a) the Closing or (b) the termination of the Merger Agreement in accordance with its terms (the “Support Period”), each Stockholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of Northfield’s stockholders, however called, and in connection with any written consent of Northfield’s stockholders, each Stockholder shall (i) appear at such meeting or otherwise cause all of such Stockholder’s Existing Shares and all other shares of Common Stock or voting securities over which such Stockholder has acquired, after the date hereof, beneficial or record ownership and the sole power to vote or direct the voting thereof and sole dispositive authority (including any such shares of Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Common Stock or the conversion of any convertible securities, or pursuant to any other equity awards or derivative securities (including any Northfield Equity Awards) or otherwise) (together with the Existing Shares, the “Shares”), as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum, and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, (B) in favor of any proposal to adjourn or postpone such meeting of Northfield’s shareholders to a later date if there are not sufficient votes to approve the Merger Agreement, (C) against any Acquisition Proposal (other than the transactions contemplated by the Merger Agreement), and (D) against any action, proposal, transaction, agreement or amendment of the Northfield Articles or Northfield Bylaws, in each case of this clause (D), which would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Northfield contained in the Merger Agreement, or of a Stockholder contained in this Agreement or (2) prevent, impede, delay, interfere with, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the transactions contemplated by the Merger Agreement. Each Stockholder agrees to exercise all voting or other determination rights such Stockholder has in any trust or other legal entity to carry out the intent and purposes of such Stockholder’s obligations in this paragraph and otherwise set forth in this Agreement. Each Stockholder represents, covenants and agrees that, except for this Agreement, such Stockholder (x) has not entered into, and shall not enter into during the Support Period, any support or voting agreement or voting trust or similar agreement with respect to the Shares that would be inconsistent with such Stockholder’s obligations under this Agreement and (y) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Shares except any proxy to carry out the intent of and such Stockholder’s obligations under this Agreement and any revocable proxy granted to officers or directors of Northfield at the request of the Board of Directors of Northfield in connection with election of directors or other routine matters at any annual or special meeting of the Northfield stockholders. Each Stockholder represents, covenants and agrees that it has not entered into and will not enter into any agreement or commitment with any person the effect of which would be inconsistent with or otherwise violate any of the provisions and agreements set forth herein; provided that nothing in this sentence will prohibit any Permitted Transfer (as defined below).

4.	Transfer Restrictions Prior to the Merger. Each Stockholder hereby agrees that such Stockholder will not, from the date hereof until the earlier of (a) the end of the Support Period or (b) approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the stockholders of Northfield by the Requisite Northfield Vote, directly or indirectly, offer for sale, sell, transfer, assign, give, convey, tender in any tender or exchange offer, pledge, encumber, hypothecate or dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, conveyance, hypothecation or other transfer or disposition of, any of the Shares, or any legal or beneficial interest therein, whether or not for value and whether voluntary or involuntary or by operation of law (any of the foregoing, a “Transfer”); provided, that each Stockholder may Transfer Shares (i) to any of its affiliates, as such term is defined in the Merger Agreement (“Affiliates”), (ii) to any other person to whom Columbia has consented with respect to a Transfer by such Stockholder in advance in writing, (iii) to (A) any Family Member (as defined below) of such Stockholder or to a trust solely for the benefit of such Stockholder and/or any Family Member of such Stockholder or (B) upon the death of such Stockholder pursuant to the terms of any trust or will of such Stockholder or by the applicable laws of intestate succession; provided that (x) in the case of clause (i), such Affiliate shall remain an Affiliate of such Stockholder at all times following such Transfer and (y) in the case of clauses (i), (ii) and (iii), so long as the transferee, prior to the date of Transfer, agrees in a signed writing to be bound by and comply with the provisions of this Agreement with respect to such Transferred Shares, and such Stockholder provides at least three (3) Business Days’ prior written notice (which shall include the written consent of the transferee agreeing to be bound by and comply with the provisions of this Agreement) to Columbia, in which case such Stockholder shall remain responsible for any breach of this Agreement by such transferee, (iv) under any existing stock sale plan adopted in accordance with Rule 10b5-1(c) (Rule 10b5-1) under the Securities Exchange Act of 1934 for the sale of shares of Common Stock, (v) to any charitable organization that is tax exempt under Section 501(c)(3) of the Code and (vi) to satisfy any Tax liability incurred by such Stockholder in respect of vesting, exercise or settlement of Northfield Equity Awards held by Stockholder (any Transfer in accordance with this Section 4, a “Permitted Transfer”). In the event of any Transfer that would qualify as a Permitted Transfer under more than one of clauses (i) through (vi), the Stockholder effecting such Transfer may elect the clause to which such Transfer is subject for purposes of complying with this Agreement. As used in this Agreement, the term “Family Member” means, with respect to each Stockholder: (I) such Stockholder and Stockholder’s spouse, individually, (II) any descendant, niece or nephew of such Stockholder or such Stockholder’s spouse, (III) any charitable organization created and primarily funded by any one or more individuals described in the foregoing (I) or (II), (IV) any estate, trust, guardianship, custodianship or other fiduciary arrangement for the primary benefit of any one or more individuals or organizations described in the foregoing (I), (II) or (III), and (V) any corporation, partnership, limited liability company or other business organization controlled by and substantially all of the interests in which are owned, directly or indirectly, by any one or more individuals or organizations named or described in the foregoing (I), (II), (III) or (IV).

5.	Representations of Each Stockholder. Each Stockholder represents and warrants as follows: (a) such Stockholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and legally binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by such Stockholder or the performance of such Stockholder’s obligations hereunder; (c) the execution and delivery of this Agreement by such Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Shares pursuant to, any agreement or other instrument or obligation binding upon such Stockholder or the Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity (other than an amendment to such Stockholder’s Schedule 13D filed with the Securities and Exchange Commission, if any); (d) such Stockholder beneficially owns and has the sole power to vote or direct the voting of the Shares, including all of such Stockholder’s Existing Shares as set forth on, and in the amounts set forth on, Schedule A hereto, which as of the date hereof constitute all of the shares of Common Stock beneficially owned by such Stockholder and over which such Stockholder, directly or indirectly, has sole voting and dispositive authority; (e) such Stockholder beneficially owns such Stockholder’s Existing Shares as set forth on Schedule A hereto free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement or under applicable federal or state securities laws or disclosed on such Stockholder’s Schedule 13D filed with the Securities and Exchange Commission, if any); and (f) such Stockholder has read and is familiar with the terms of the Merger Agreement and the other agreements and documents contemplated herein and therein. Each Stockholder agrees that such Stockholder shall not take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by such Stockholder of such Stockholder’s obligations under this Agreement; provided that nothing in this sentence will prohibit any Permitted Transfer. As used in this Agreement, the terms “beneficial owner,” “beneficially own” and “beneficial ownership” shall have the meaning set forth in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

6.	Publicity. Each Stockholder hereby authorizes Northfield and Columbia to publish and disclose in any announcement or disclosure in connection with the Merger, including in the S-4, the Joint Proxy Statement/Prospectus or any other filing with any Governmental Entity made in connection with the Merger, such Stockholder’s identity and ownership of such Stockholder’s Shares and the nature of such Stockholder’s obligations under this Agreement.

7.	Stock Dividends, Etc. In the event of any change in the Common Stock by reason of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution, merger or other similar change in capitalization, the term “Existing Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

8.	Entire Agreement. This Agreement and, to the extent referenced herein, the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Nothing in this Agreement shall, or shall be construed or deemed to, constitute a Transfer of any Shares or any legal or beneficial interest in or voting or other control over any of the Shares or as creating or forming a “group” for purposes of the Exchange Act, and all rights, ownership and benefits of and relating to the Shares shall remain vested in and belong to each Stockholder, subject to the agreements of the parties set forth herein. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or other like relationship between the parties.

9.	Assignment; Third-Party Beneficiaries. This Agreement shall not be assigned by operation of law or otherwise and, except as provided herein, shall be binding upon and inure solely to the benefit of each party hereto and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

10.	Remedies/Specific Enforcement. Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that each party would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by any party of any provision contained in this Agreement, in addition to any other remedy to which the other parties may be entitled whether at law or in equity (including monetary damages), each other party shall be entitled to injunctive relief to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions hereof, and each party hereby waives any defense in any action for specific performance or an injunction or other equitable relief that a remedy at law would be adequate. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and each party irrevocably waives any right such party may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

11.	Governing Law; Jurisdiction; Venue. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflict of law principles. Each of the parties hereto agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware) (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 12.

12.	Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation), if to a Stockholder, to its address set forth on Schedule A hereto, and if to Columbia, to the following addresses:

Columbia Financial, Inc.
19-01 Route 208 North
Fair Lawn, New Jersey 07410
Attention:	Thomas J. Kemly
E-mail:	tkemly@columbiabankonline.com

With a copy (which shall not constitute notice) to:

Kilpatrick Townsend & Stockton LLP
701 Pennsylvania Avenue NW, Suite 200
Washington, DC 20004
Attention:	Christina M. Gattuso
Stephen F. Donahoe
E-mail:	cgattuso@ktslaw.com
sdonahoe@ktslaw.com

13.	Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

14.	Amendments; Waivers. Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed (a) in the case of an amendment or modification, by each Stockholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

15.	Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) THE PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) THE PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) THE PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15.

16.	No Representative Capacity. Notwithstanding anything to the contrary herein, this Agreement applies solely to each Stockholder in such Stockholder’s capacity as a stockholder of Northfield, and, to the extent a Stockholder serves as a member of the board of directors or as an officer of Northfield, nothing in this Agreement shall limit or affect any actions or omissions taken by such Stockholder in such Stockholder’s capacity as a director or officer and not as a stockholder.

17.	Counterparts. The parties may execute this Agreement in one or more counterparts, including by facsimile or other electronic signature. All the counterparts will be construed together and will constitute one Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above:

COLUMBIA FINANCIAL, INC.

By:
Thomas J. Kemly
President and Chief Executive Officer

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above:

STOCKHOLDERS:

Name:

EXHIBIT B

Form of Columbia Support Agreement

[Attached]

COLUMBIA SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), dated as of January 31, 2026, is entered into by and among Northfield Bancorp, Inc., a Delaware corporation (“Northfield”), and each of the undersigned stockholders (each, a “Stockholder,” and collectively, the “Stockholders”) of Columbia Financial Inc., a Delaware corporation (“Columbia”). The obligations of each Stockholder hereunder shall be several and not joint.

WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of the date hereof, by and between Columbia, Columbia Financial, Inc., a Maryland corporation (“Newco”), Columbia Bank MHC, a federally chartered mutual holding company, and Northfield, Northfield will be merged with and into Newco, with Newco as the surviving corporation;

WHEREAS, as of the date of this Agreement, each Stockholder owns beneficially or of record, and has the sole power to vote or direct the voting of, the shares of common stock, par value $0.01 per share, of Columbia (the “Common Stock”) as set forth on Schedule A hereto (all such shares, the “Existing Shares”);

WHEREAS, the Board of Directors of Columbia has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of Columbia and Columbia’s stockholders and declared the Merger Agreement advisable, and has resolved to recommend that Columbia’s stockholders approve the Merger Agreement and submit the Merger Agreement to Columbia’s stockholders for approval; and

WHEREAS, the Stockholders are supportive of the Merger Agreement and the transactions contemplated thereby, including the Merger, and have determined that it is in their best interests to enter into this Agreement to provide for their collective support for the Merger Agreement and such transactions, and this Agreement is further a condition and inducement for Northfield to enter into the Merger Agreement.

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

18.	Definitions. Capitalized terms not defined in this Agreement have the meanings assigned to those terms in the Merger Agreement.

19.	Effectiveness; Termination. This Agreement shall be effective upon signing. This Agreement shall automatically terminate and be null and void and of no effect upon the earliest to occur of the following: (a) termination of the Merger Agreement for any reason in accordance with its terms, (b) the mutual written agreement of the parties hereto to terminate this Agreement or (c) the Effective Time; provided that (i) Sections 11 through 17 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful or material breach of any of its representations, warranties, covenants or other agreements set forth herein.

20.	Support Agreement. From the date hereof until the earlier of (a) the Closing or (b) the termination of the Merger Agreement in accordance with its terms (the “Support Period”), each Stockholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of Columbia’s stockholders, however called, and in connection with any written consent of Columbia’s stockholders, each Stockholder shall (i) appear at such meeting or otherwise cause all of such Stockholder’s Existing Shares and all other shares of Common Stock or voting securities over which such Stockholder has acquired, after the date hereof, beneficial or record ownership and the sole power to vote or direct the voting thereof and sole dispositive authority (including any such shares of Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Common Stock or the conversion of any convertible securities, or pursuant to any other equity awards or derivative securities (including any Columbia Equity Awards) or otherwise) (together with the Existing Shares, the “Shares”), as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum, and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of the approval of the Merger Agreement and the Plan of Conversion and the transactions contemplated thereby, (B) in favor of any proposal to adjourn or postpone such meeting of Columbia’s stockholders to a later date if there are not sufficient votes to approve the Merger Agreement and, (C) against any Acquisition Proposal (other than the transactions contemplated by the Merger Agreement), and (D) against any action, proposal, transaction, agreement or amendment of the Columbia Articles or Columbia Bylaws, in each case of this clause (D), which would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Columbia contained in the Merger Agreement, or of a Stockholder contained in this Agreement or (2) prevent, impede, delay, interfere with, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the transactions contemplated by the Merger Agreement. Each Stockholder agrees to exercise all voting or other determination rights such Stockholder has in any trust or other legal entity to carry out the intent and purposes of such Stockholder’s obligations in this paragraph and otherwise set forth in this Agreement. Each Stockholder represents, covenants and agrees that, except for this Agreement, such Stockholder (x) has not entered into, and shall not enter into during the Support Period, any support or voting agreement or voting trust or similar agreement with respect to the Shares that would be inconsistent with such Stockholder’s obligations under this Agreement and (y) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Shares except any proxy to carry out the intent of and such Stockholder’s obligations under this Agreement and any revocable proxy granted to officers or directors of Columbia at the request of the Board of Directors of Columbia in connection with election of directors or other routine matters at any annual or special meeting of the Columbia stockholders. Each Stockholder represents, covenants and agrees that it has not entered into and will not enter into any agreement or commitment with any person the effect of which would be inconsistent with or otherwise violate any of the provisions and agreements set forth herein; provided that nothing in this sentence will prohibit any Permitted Transfer (as defined below).

21.	Transfer Restrictions Prior to the Merger. Each Stockholder hereby agrees that such Stockholder will not, from the date hereof until the earlier of (a) the end of the Support Period or (b) approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the Requisite Columbia Vote, directly or indirectly, offer for sale, sell, transfer, assign, give, convey, tender in any tender or exchange offer, pledge, encumber, hypothecate or dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, conveyance, hypothecation or other transfer or disposition of, any of the Shares, or any legal or beneficial interest therein, whether or not for value and whether voluntary or involuntary or by operation of law (any of the foregoing, a “Transfer”); provided, that each Stockholder may Transfer Shares (i) to any of its affiliates, as such term is defined in the Merger Agreement (“Affiliates”), (ii) to any other person to whom Northfield has consented with respect to a Transfer by such Stockholder in advance in writing, (iii) to (A) any Family Member (as defined below) of such Stockholder or to a trust solely for the benefit of such Stockholder and/or any Family Member of such Stockholder or (B) upon the death of such Stockholder pursuant to the terms of any trust or will of such Stockholder or by the applicable laws of intestate succession; provided that (x) in the case of clause (i), such Affiliate shall remain an Affiliate of such Stockholder at all times following such Transfer and (y) in the case of clauses (i), (ii) and (iii), so long as the transferee, prior to the date of Transfer, agrees in a signed writing to be bound by and comply with the provisions of this Agreement with respect to such Transferred Shares, and such Stockholder provides at least three (3) Business Days’ prior written notice (which shall include the written consent of the transferee agreeing to be bound by and comply with the provisions of this Agreement) to Northfield, in which case such Stockholder shall remain responsible for any breach of this Agreement by such transferee, (iv) under any existing stock sale plan adopted in accordance with Rule 10b5-1(c) (Rule 10b5-1) under the Securities Exchange Act of 1934 for the sale of shares of Common Stock, (v) to any charitable organization that is tax exempt under Section 501(c)(3) of the Code and (vi) to satisfy any Tax liability incurred by such Stockholder in respect of vesting, exercise or settlement of Columbia Equity Awards held by Stockholder (any Transfer in accordance with this Section 4, a “Permitted Transfer”). In the event of any Transfer that would qualify as a Permitted Transfer under more than one of clauses (i) through (vi), the Stockholder effecting such Transfer may elect the clause to which such Transfer is subject for purposes of complying with this Agreement. As used in this Agreement, the term “Family Member” means, with respect to each Stockholder: (I) such Stockholder and Stockholder’s spouse, individually, (II) any descendant, niece or nephew of such Stockholder or such Stockholder’s spouse, (III) any charitable organization created and primarily funded by any one or more individuals described in the foregoing (I) or (II), (IV) any estate, trust, guardianship, custodianship or other fiduciary arrangement for the primary benefit of any one or more individuals or organizations described in the foregoing (I), (II) or (III), and (V) any corporation, partnership, limited liability company or other business organization controlled by and substantially all of the interests in which are owned, directly or indirectly, by any one or more individuals or organizations named or described in the foregoing (I), (II), (III) or (IV).

22.	Representations of Each Stockholder. Each Stockholder represents and warrants as follows: (a) such Stockholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and legally binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by such Stockholder or the performance of such Stockholder’s obligations hereunder; (c) the execution and delivery of this Agreement by such Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Shares pursuant to, any agreement or other instrument or obligation binding upon such Stockholder or the Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity (other than an amendment to such Stockholder’s Schedule 13D filed with the Securities and Exchange Commission, if any); (d) such Stockholder beneficially owns and has the sole power to vote or direct the voting of the Shares, including all of such Stockholder’s Existing Shares as set forth on, and in the amounts set forth on, Schedule A hereto, which as of the date hereof constitute all of the shares of Common Stock beneficially owned by such Stockholder and over which such Stockholder, directly or indirectly, has sole voting and dispositive authority; (e) such Stockholder beneficially owns such Stockholder’s Existing Shares as set forth on Schedule A hereto free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement or under applicable federal or state securities laws or disclosed on such Stockholder’s Schedule 13D filed with the Securities and Exchange Commission, if any); and (f) such Stockholder has read and is familiar with the terms of the Merger Agreement and the other agreements and documents contemplated herein and therein. Each Stockholder agrees that such Stockholder shall not take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by such Stockholder of such Stockholder’s obligations under this Agreement; provided that nothing in this sentence will prohibit any Permitted Transfer. As used in this Agreement, the terms “beneficial owner,” “beneficially own” and “beneficial ownership” shall have the meaning set forth in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

23.	Publicity. Each Stockholder hereby authorizes Columbia and Northfield to publish and disclose in any announcement or disclosure in connection with the Merger, including in the S-4, the Joint Proxy Statement/Prospectus or any other filing with any Governmental Entity made in connection with the Merger, such Stockholder’s identity and ownership of such Stockholder’s Shares and the nature of such Stockholder’s obligations under this Agreement.

24.	Stock Dividends, Etc. In the event of any change in the Common Stock by reason of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution, merger or other similar change in capitalization, the term “Existing Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

25.	Entire Agreement. This Agreement and, to the extent referenced herein, the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Nothing in this Agreement shall, or shall be construed or deemed to, constitute a Transfer of any Shares or any legal or beneficial interest in or voting or other control over any of the Shares or as creating or forming a “group” for purposes of the Exchange Act, and all rights, ownership and benefits of and relating to the Shares shall remain vested in and belong to each Stockholder, subject to the agreements of the parties set forth herein. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or other like relationship between the parties.

26.	Assignment; Third-Party Beneficiaries. This Agreement shall not be assigned by operation of law or otherwise and, except as provided herein, shall be binding upon and inure solely to the benefit of each party hereto and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

27.	Remedies/Specific Enforcement. Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that each party would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by any party of any provision contained in this Agreement, in addition to any other remedy to which the other parties may be entitled whether at law or in equity (including monetary damages), each other party shall be entitled to injunctive relief to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions hereof, and each party hereby waives any defense in any action for specific performance or an injunction or other equitable relief that a remedy at law would be adequate. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and each party irrevocably waives any right such party may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

28.	Governing Law; Jurisdiction; Venue. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflict of law principles. Each of the parties hereto agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware) (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 12.

29.	Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation), if to a Stockholder, to its address set forth on Schedule A hereto, and if to Northfield, to the following addresses:

Northfield Bancorp, Inc.
581 Main Street
Woodbridge, New Jersey 07095
Attention:	Steven M. Klein
Email:	sklein@enorthfield.com

With a copy (which shall not constitute notice) to:

Luse Gorman, PC
5335 Wisconsin Avenue, NW, Suite 780
Washington, DC 20015
Attention:	Ned A. Quint
Scott A. Brown
E-mail:	nquint@luselaw.com
sbrown@luselaw.com

30.	Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

31.	Amendments; Waivers. Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed (a) in the case of an amendment or modification, by each Stockholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

32.	Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) THE PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) THE PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) THE PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15.

33.	No Representative Capacity. Notwithstanding anything to the contrary herein, this Agreement applies solely to each Stockholder in such Stockholder’s capacity as a stockholder of Columbia, and, to the extent a Stockholder serves as a member of the board of directors or as an officer of Columbia, nothing in this Agreement shall limit or affect any actions or omissions taken by such Stockholder in such Stockholder’s capacity as a director or officer and not as a stockholder.

34.	Counterparts. The parties may execute this Agreement in one or more counterparts, including by facsimile or other electronic signature. All the counterparts will be construed together and will constitute one Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above:

NORTHFIELD BANCORP, INC.

By:
Steven M. Klein
President and Chief Executive Officer

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above:

STOCKHOLDERS:

Name:

EXHIBIT C

Form of Bank Merger Agreement

[Attached]

BANK MERGER AGREEMENT

THIS BANK MERGER AGREEMENT dated as of January 31, 2026 (this “Bank Merger Agreement”), is by and between Northfield Bank, a federally chartered stock savings bank (“Northfield Bank”), and Columbia Bank, a federally chartered stock savings bank (“Columbia Bank”).

RECITALS

WHEREAS, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) by and between Northfield Bancorp, Inc., a Delaware corporation (“Northfield”), Columbia Financial, Inc., a Delaware corporation, Columbia Financial, Inc., a Maryland corporation (“Newco”), and Columbia Bank MHC, a federally chartered mutual holding company, dated as of January 31, 2026, Northfield will merge with and into Newco with Newco as the surviving entity (the “Holding Company Merger”); and

WHEREAS, the Merger Agreement provides that immediately following the Holding Company Merger, Northfield Bank shall be merged with and into Columbia Bank, with Columbia Bank as the surviving institution (the “Resulting Institution”), under and pursuant to the terms and conditions set forth herein (said transaction being hereinafter referred to as the “Bank Merger”).

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and in the Merger Agreement and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, subject to the terms and conditions hereinafter set forth, and in accordance with all applicable laws and regulations, Columbia Bank and Northfield Bank do hereby agree and covenant as follows:

1.            Merger. At and on the Effective Time (as defined below) of the Bank Merger, Northfield Bank shall be merged with and into Columbia Bank with Columbia Bank surviving as the Resulting Institution. Following the Effective Time, Newco shall be the owner of 100% of the outstanding common stock of the Resulting Institution.

2.            Effective Time. The Bank Merger will be effective upon the time and date specified in the notice filed with the Office of the Comptroller of the Currency (the “OCC”) at or in advance of the effective time of the Bank Merger (the “Effective Time”).

3.            Charter. At the Effective Time, the charter of Columbia Bank as in effect immediately prior to the Bank Merger shall be the charter of the Resulting Institution, until thereafter amended in accordance with applicable law.

4.            Name. The name of the Resulting Institution shall be Columbia Bank.

5.            Offices. The principal office and branch offices of Northfield Bank are set forth on Exhibit A hereto. At the Effective Time, the principal office and branch offices of Northfield Bank shall become branch offices of the Resulting Institution.

6.            Directors and Officers. The officers and directors of Columbia Bank immediately prior to the Effective Time shall be the officers and directors of the Resulting Institution immediately after the Effective Time. In addition, effective as of the Effective Time, (i) Steven M. Klein shall be appointed to serve as Senior Executive Vice President and Chief Operating Officer of the Resulting Institution and (ii) each of the Northfield Bank Directors selected pursuant to Section 6.11 of the Merger Agreement shall be appointed to the Board of Directors of the Resulting Institution.

7.             Rights and Duties of the Resulting Institution. The business of the Resulting Institution shall be that of a federally chartered stock savings bank, as provided for in its charter and under applicable federal law and the related regulations of the OCC. All assets, rights interests, privileges, powers, franchises and property (real, personal and mixed) of Northfield Bank shall be automatically transferred to and vested in the Resulting Institution by virtue of the Bank Merger without any deed or other document of transfer. The Resulting Institution without any order or action on the part of any court or otherwise and without any documents of assumption or assignment, shall hold and enjoy all of the assets, rights, privileges, powers, properties, franchises and interests, including, without limitation, appointments, powers, designations, nominations and all other rights, interests and powers as agent or fiduciary, in the same manner and to the extent as such rights, interests and powers were held or enjoyed by Northfield Bank and Columbia Bank, respectively. The Resulting Institution shall be responsible for all of the liabilities, restrictions and duties of every kind and description of both Northfield Bank and Columbia Bank immediately prior to the Bank Merger, including, without limitation, liabilities for all deposits, debts, obligations and contracts of Northfield Bank and Columbia Bank, respectively, matured or unmatured, whether accrued, absolute, contingent or otherwise and whether or not reflected or reserved against on balance sheets, books of account or records of either Northfield Bank or Columbia Bank, including without limitation all liabilities and obligations arising from or relating to any liquidation account previously established by Northfield Bank. Deposit accounts shall be deemed issued in the name of the Resulting Institution in accordance with applicable OCC and Federal Deposit Insurance Corporation regulations. All rights of creditors and other obligees and all Liens on property of either Northfield Bank or Columbia Bank shall be preserved, shall be assumed by the Resulting Institution and shall not be released or impaired. The sole shareholder of the Resulting Institution shall possess all the voting rights with respect to the shares of stock of the Resulting Institution. As a result of the Bank Merger, each holder of a deposit account in Northfield Bank as of the Effective Time of the Bank Merger shall have the same rights and privileges in Columbia Bank as if such deposit account had been established at Columbia Bank on the date established at Northfield Bank, and all deposit accounts established at Northfield Bank prior to the Effective Time of the Bank Merger shall confer on a depositor the same rights and privileges in Columbia Bank as if such deposit account had been established at Columbia Bank on the date established at Northfield Bank.

8.             Effect on Shares of Stock.

(a)            Each share of Columbia Bank common stock issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding.

(b)           At the Effective Time, each share of Northfield Bank common stock issued and outstanding immediately prior thereto shall, by virtue of the Bank Merger and without any action on the part of Columbia Bank or the holder thereof, be cancelled. No shares of capital stock of Columbia Bank or any other consideration shall be issuable or exchangeable with respect to shares of Northfield Bank common stock.

9.             Conditions to Each Party’s Obligation to Effect the Bank Merger. The respective obligations of each party to effect the Bank Merger shall be subject to the satisfaction of the following conditions:

(a)            Consummation of the Holding Company Merger. The Holding Company Merger shall have been consummated in accordance with the terms of the Merger Agreement prior to the Effective Time.

(b)           Stockholder Approvals. This Bank Merger Agreement and the transactions contemplated hereby shall have been duly approved, ratified and confirmed by the required vote of (i) Newco, as the sole stockholder of Columbia Bank immediately prior to the Effective Time, and (ii) Northfield, as the sole stockholder of Northfield Bank immediately prior to the Effective Time.

(c)            Regulatory Approvals. All requisite regulatory approvals and clearances of the Bank Merger, including the approval of the OCC, shall have been obtained and shall continue to be in full force and effect, and all applicable waiting periods shall have expired.

(d)            No Legal Impediment. There shall not be any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Bank Merger.

10.           Covenants of Columbia Bank and Northfield Bank. During the period from the date of this Bank Merger Agreement and continuing until the Effective Time, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Bank Merger Agreement, subject to and in accordance with the applicable provisions of this Bank Merger Agreement.

11.           Governing Law. This Bank Merger Agreement shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the United States of America.

12.           Amendment. This Bank Merger Agreement may be amended, modified or supplemented only by written agreement of Northfield Bank and Columbia Bank at any time prior to the Effective Time.

13.           Waiver. Subject to applicable law, any of the terms or conditions of this Bank Merger Agreement may be waived at any time by whichever of the parties hereto is, or the shareholders of which are, entitled to the benefit thereof by action taken by the Board of Directors of such party.

14.           Successors and Assigns. This Bank Merger Agreement may not be assigned by any party hereto without the prior written consent of the other party. Subject to the foregoing, this Bank Merger Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

15.           Entire Agreement. Except as otherwise set forth in this Bank Merger Agreement (including the documents and the instruments referred to herein), this Bank Merger Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made.

16.           Termination. This Bank Merger Agreement may be terminated at any time prior to the Effective Time by an instrument executed by each of the parties hereto. This Bank Merger Agreement shall be terminated automatically without further act or deed of either of the parties hereto in the event of the termination of the Merger Agreement for any reason in accordance with its terms. In the event of the termination of this Bank Merger Agreement as provided in this Section 16, this Bank Merger Agreement shall forthwith become null and void and of no further force or effect and there shall be no liability or obligation under this Bank Merger Agreement on the part of any of the parties hereto or any of their respective directors, officers or affiliates, except as otherwise provided in the Merger Agreement.

17.           Other Terms. All terms used in this Bank Merger Agreement shall, unless defined herein, have the meanings set forth in the Merger Agreement.

18.           Counterparts. This Bank Merger Agreement may be executed by facsimile or other electronic means and in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

[Remainder of page intentionally blank]

IN WITNESS WHEREOF, the parties have caused this Bank Merger Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

Attest:		NORTHFIELD Bank

By:		By:
	Susan Aufiero-Peters		Steven M. Klein
	Corporate Secretary		Chairman, President and Chief Executive Officer

Attest:		COLUMBIA BANK

By:		By:
	Mayra L. Rinaldi		Thomas J. Kemly
	Corporate Secretary		President and Chief Executive Officer

[Signature Page to Bank Merger Agreement]

Exhibit A

Principal Office and Branch Offices of Northfield Bank

Principal Office:

Branch Offices: